     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2002


                                                      REGISTRATION NO. 333-85104

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            HERLEY INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           23-2413500
                     --------                                           ----------
          (State or other jurisdiction of                  (I.R.S. Employer Identification No.)
          incorporation or organization)
                                                            LEE N. BLATT, CHAIRMAN OF THE BOARD
                3061 INDUSTRY DRIVE                                 3061 INDUSTRY DRIVE
        LANCASTER, PENNSYLVANIA 17603-4025                  LANCASTER, PENNSYLVANIA 17603-4025
                  (717) 397-2777                                      (717) 397-2777
(Address, including zip code, and telephone number,  (Name, address, including zip code, and telephone
  including area code, of registrant's principal                          number,
                 executive offices)                     including area code, of agent for service)

                            ------------------------
                                   COPIES TO:


             DAVID H. LIEBERMAN, ESQ.                           DAVID J. GOLDSCHMIDT, ESQ.
      BLAU, KRAMER, WACTLAR & LIEBERMAN, P.C.            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
              100 JERICHO QUADRANGLE                                  4 TIMES SQUARE
              JERICHO, NEW YORK 11753                            NEW YORK, NEW YORK 10036
                  (516) 822-4820                                      (212) 735-3000


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]________

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF SHARES                             AMOUNT TO BE          AGGREGATE            AGGREGATE            AMOUNT OF
TO BE REGISTERED                           REGISTERED(1)      PRICE PER SHARE(2)   OFFERING PRICE(2)   REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common stock $.10 par value(2).........      3,450,000             $20.645            $71,225,250             $6,553
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------



(1) Includes 450,000 shares which may be issued pursuant to the underwriters' over-allotment option.



(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low sales prices as reported on the NASDAQ National Market on March 25, 2002.


(3)Previously paid.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED APRIL 4, 2002

PROSPECTUS

                                3,000,000 SHARES

                            HERLEY INDUSTRIES, INC.

                                  COMMON STOCK
                         ------------------------------

     We are offering 3,000,000 shares of our common stock.


     Our common stock is traded on the Nasdaq National Market under the symbol "HRLY." The last reported sale price of our common stock on the Nasdaq National Market on April 3, 2002 was $22.10 per share.



     SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------


                                                       PER SHARE      TOTAL
                                                       ---------    ----------
      Public offering price..........................  $            $
      Underwriting discounts and commissions.........  $            $
      Proceeds, before expenses, to us...............  $            $


                         ------------------------------


     We and the selling stockholders have granted the underwriters a 30-day option to purchase from us and the selling stockholders up to an additional 450,000 shares of our common stock to cover over-allotments.

                         ------------------------------

         BEAR, STEARNS & CO. INC.                              SG COWEN

               The date of this Prospectus is             , 2002

INSIDE FRONT COVER: (Clock-wise from top left)

Picture of F-16 Falcon firing AIM-120 AMRAAM missile with caption below:
     F-16 Falcon: transmitter and low power radio frequency assemblies on aircraft radars and integrated microwave assemblies and digitally tuned oscillators for aircraft electronic warfare systems
     AIM-120 AMRAAM: Warhead Replaceable Tactical Telemetry Module

Picture of EA-6B Prowler with caption below:
     EA-6B Prowler: dual down converters, complex microwave assemblies and coaxial integrated networks used in the Improved Capabilities III electronic warfare systems

Picture of F/A-18 Hornet with caption below:
     F/A-18 Hornet: subsystems of the Automatic Carrier Landing System, Low Probability Intercept Altimeter and the Fire Control Radar

Picture of AEGIS Destroyer with caption below:
     U.S. Navy AEGIS Destroyer: target injection assembly in the SPY phased array radar

INSIDE BACK COVER: (Clock-wise from top left)

Picture of various microwave switch assemblies with caption below:
     Microwave switch assemblies used in missile applications and electronic warfare systems

Picture of a single microwave switch limiter filter with caption below:
     Microwave switch limiter filter used in electronic warfare systems

Picture of the MAGIC2 Command and Control System with caption below:
     Ground control station for the MAGIC2 Command and Control System

Picture of a "Hybrid" microwave chip with caption below:
     Integrated microcircuit used in the Sensor Fuzed Weapon

                               PROSPECTUS SUMMARY

     This summary highlights information more fully described elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares of our common stock in this offering. You should read this entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and the related notes included in this prospectus, before deciding to invest in shares of our common stock. References in this prospectus to "Herley," "we," "our" and "us" are to Herley Industries, Inc. and its subsidiaries. All share amounts and prices per share in this prospectus have been adjusted to reflect our three-for-two stock split on September 10, 2001.

                            HERLEY INDUSTRIES, INC.


     Herley is a leading supplier of microwave products and systems to defense and aerospace entities worldwide. Our primary customers include large defense prime contractors (including Raytheon, Northrop Grumman, Lockheed Martin and Boeing), the U.S. government (including the Department of Defense, NASA and other U.S. government agencies) and international customers (including the Egyptian, German, Japanese and South Korean militaries and suppliers to international militaries). We are a leading provider of microwave technologies for use in command and control systems, flight instrumentation, weapons sensors and electronic warfare systems. We have served the defense industry since 1965 by designing and manufacturing microwave devices for use in high technology defense electronics applications. Our products and systems are currently deployed on a wide range of high profile military platforms, including the F-16 Falcon, the F/A-18E/F Super Hornet, the RC-135 Rivet Joint, the E-2C Hawkeye, the AEGIS class surface combatants, the EA-6B Prowler and unmanned aerial vehicles, or UAVs, as well as high priority national security programs such as National Missile Defense and the Trident II D-5.


     We have grown more than five fold through internal growth and strategic acquisitions over the past 10 years and have evolved from being strictly a component manufacturer to becoming a systems and service provider. We have successfully integrated our acquisitions over the past 10 years by targeting microwave technology companies and fusing their strengths into our existing operations. Over the past four years, we have increased our annual revenues at a compounded annual growth rate of approximately 24%. For the year ended July 29, 2001, we had revenues of $76.5 million and operating income of $11.0 million from continuing operations.


     We design and manufacture microwave components and subassemblies which are embedded in a variety of radars, flight instrumentation, electronic warfare systems and guidance systems, in addition to having commercial and medical applications. Our microwave devices are used on our subassemblies and integrated systems, and are also sold on a component basis. We operate in two markets: defense electronics and commercial technologies.



     DEFENSE ELECTRONICS. We are a leader in the development, production and support of command and control systems, telemetry systems, transponders, flight termination receivers and identification friend or foe, or IFF, interrogators. By incorporating cutting-edge microwave technology into our products, we provide communication systems that enable remote guidance, destruction and two-way data transfer for airborne vehicles. Our products include guidance systems that remotely fly UAVs, telemetry systems that provide complete airborne data link and transponders that enable accurate identification and tracking of space launch vehicles, missiles and target drones.


     We are a leading provider of microwave components used in our microwave systems, as well as in a variety of radars, flight instrumentation, weapons sensors, electronic warfare systems and guidance systems. These microwave devices are manufactured for existing long-term military programs, new production units, as well as spare parts and repair services. We design and manufacture complex microwave integrated circuits, high power and low power integrated assemblies and oscillators. These are essential components of radar transmitters and electronic warfare systems. Sales to defense electronics customers provided approximately $62.0 million, or 81%, of our total revenues for our fiscal year ended July 29, 2001 and $36.8 million, or 83% of our total revenues for the six months ended January 27, 2002.

     COMMERCIAL TECHNOLOGIES. Commercial technologies is comprised of scientific products and medical microwave applications. Our commercial products include custom radio frequency power amplifiers for the medical and scientific industries. These amplifiers are used extensively in Nuclear Magnetic Resonance systems and Magnetic Resonance Imaging systems. Customers include original equipment manufacturers, systems manufacturers, universities and research centers. Sales to commercial technologies customers provided approximately $14.5 million, or 19%, of our total revenues for fiscal year ended July 29, 2001 and $7.3 million, or 17% of our total revenues for the six months ended January 27, 2002.


                              INDUSTRY BACKGROUND


     We operate primarily in the defense industry. The defense industry is in a period of transition, attempting to keep pace with a U.S. military strategy that has been evolving to respond to the decentralized, asymmetric threats that have emerged since the mid-1980s. Current U.S. defense strategy and force structure is moving towards lighter, smarter and more flexible weapons systems with an emphasis on intelligence, surveillance and reconnaissance.


     The end of the Cold War and the subsequent reduction in defense spending has led to consolidation in the defense industry. As a result of such consolidation, the industry is currently dominated by a small number of large domestic prime contractors and a few large European defense companies with an increasing presence in U.S. markets. The large defense prime contractors have shifted their business strategies to focus on platforms and systems integration and consequently have subcontracted the development of many systems and subsystems.

     After a decade of reduced spending, the defense procurement budget is increasing. Driven by the need to modernize U.S. forces, increased procurement spending is necessary. We believe that the current business, political and global security environments will create new opportunities for mid-tier defense companies to develop strategic relationships with prime contractors and provide additional system development and production for the next generation platforms and weapons systems.

                               BUSINESS STRATEGY

     Our goal is to continue to leverage our proprietary technology, microwave expertise and manufacturing capabilities to further expand our penetration in our targeted markets. Our strategies implemented to achieve these objectives include:

     - INCREASE LEVELS OF COMPONENT INTEGRATION AND VALUE ADDED CONTENT. Due to growth of engineering expertise, new product development and acquisitions, we have increased our capability to provide more component integration. Component integration adds value and will enable us to increase the level of content we provide in defense platforms and systems, thereby increasing our revenue and profitability.


     - MAINTAIN LEADERSHIP IN MICROWAVE TECHNOLOGY. We intend to pursue further technological advances through continued investment in internally-funded and customer-funded new product development.


     - STRENGTHEN AND EXPAND CUSTOMER RELATIONSHIPS. We have developed mutually beneficial relationships with the U.S. government and defense and commercial companies. We expect to continue to build and strengthen these relationships with industry leaders by anticipating and recognizing their needs and providing them with on-time and cost-effective solutions.


     - CAPITALIZE ON OUTSOURCING DYNAMICS IN THE AEROSPACE AND DEFENSE INDUSTRY. Microwave technology has traditionally been an in-house resource at the prime contractors. However, prime contractors are beginning to outsource the design and manufacture of this specialized engineering work to system subcontractors. We are well positioned to generate more business as prime contractors continue to focus primarily on integration of defense electronics.

     - PURSUE STRATEGIC ACQUISITIONS. We intend to continue to augment our existing technological base by acquiring specialized companies that complement or expand our product offerings and market strategies. We believe that expansion of our core competencies through the acquisition of such specialized technology companies, when combined with our current technological and manufacturing skills, will provide us with improved levels of horizontal and vertical integration, enabling us to manufacture subsystems and complete system products.

     - ENHANCE MANUFACTURING CAPABILITIES. We intend to continue to implement test and process manufacturing automation and believe that our ability to develop a high level of automated production and test capability will help to further improve our cost effectiveness and time to market.


     - PURSUE SELECTIVE COMMERCIAL OPPORTUNITIES. We seek to identify and pursue selected commercial applications for our products and technologies where we can add value based on our microwave expertise.


                             COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - TECHNICAL EXPERTISE. We have developed a leading position in the field of microwave technology through our 35 year focus on research and development and our state-of-the-art design and production capabilities. We have developed and rewarded our engineers in order to maintain our expertise in-house.

     - HIGH PROPORTION OF LONG-TERM SOLE-PROVIDER PRODUCTION PROGRAMS. We generate a significant proportion of our revenue from continuing, long-term programs, both in the production and upgrade phases, and continue to target high growth, high priority defense programs. Typically, on such long-term defense programs we are the sole provider of microwave equipment.


     - DIVERSE PRODUCT AND CUSTOMER BASE. We have a diverse product and customer base, with only the U.S. government, at approximately 19%, representing more than 10% of our fiscal 2001 revenues. We are a first-tier supplier to all of the prime defense contractors, as well as a direct supplier to all of the service branches of the U.S. military, including products found on over 120 individual platforms. Foreign customers accounted for approximately 27% of our revenues in fiscal 2001.


     - LONG-STANDING INDUSTRY RELATIONSHIPS. We have established long-standing relationships with the U.S. government and other key organizations in the aerospace and defense industry after 35 years in the defense electronics industry.

     - SUCCESSFUL ACQUISITION TRACK RECORD. We have demonstrated that we can successfully integrate acquired companies.

     - EMPHASIS ON RESEARCH AND DEVELOPMENT. In fiscal 2001, we spent over $4.6 million on research and development, of which our customers funded approximately $2.0 million. This spending enables us to maintain our technological leadership in current products, develop new capabilities and solidify and strengthen our position on different programs.

     - EXPERIENCED MANAGEMENT TEAM. Our senior management team averages over 21 years of experience in the defense electronics industry.


     We are incorporated in Delaware and the address of our principal executive office is 3061 Industry Drive, Lancaster, Pennsylvania 17603. Our telephone number is (717) 397-2777. Our Internet address is (http://www.herley.com), which is an interactive textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

                                  THE OFFERING

Common stock offered by Herley
  Industries..................   3,000,000 shares


Common stock to be outstanding
after this offering...........   14,621,419 shares


Use of proceeds...............   For general corporate purposes, including
                                 potential acquisitions. See "Use of Proceeds."

NASDAQ symbol.................   HRLY


Risk factors..................   You should carefully read and consider the
                                 information provided in the section entitled
                                 "Risk Factors" and all other information in this prospectus before investing in our common stock.


                         ------------------------------


     The table above is based on shares of our common stock outstanding as of April 3, 2002. This table excludes shares that may be issued by us as follows:



     - 2,860,845 shares of our common stock issuable by us pursuant to stock options granted under our stock option plans at a weighted average exercise price of $10.13 per share;



     - 10,000 shares of our common stock issuable by us upon exercise of outstanding warrants at an average exercise price of $3.09 per share;



     - 763,508 shares of our common stock reserved for issuance pursuant to stock options that may be granted by us in the future under existing stock option plans; and



     - up to 9,250 shares of our common stock issuable by us if the underwriters exercise their over-allotment option.


                         ------------------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     We derived the summary of earnings and per share data presented below for the 52 weeks ended August 1, 1999, July 30, 2000, and July 29, 2001 and the summary of financial position data as of July 30, 2000 and July 29, 2001 presented below from our audited consolidated financial statements included in this prospectus. The summary of earnings, per share data, and summary of financial position data as of and for the 26 weeks ended January 28, 2001 and January 27, 2002 have been derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus. You should read the summary consolidated financial data with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included elsewhere in this prospectus. As adjusted results give effect to the net proceeds to be received by us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.


                                                    52 WEEKS ENDED                  26 WEEK ENDED
                                            -------------------------------   -------------------------
                                            AUGUST 1,   JULY 30,   JULY 29,   JANUARY 28,   JANUARY 27,
                                              1999        2000       2001        2001          2002
                                            ---------   --------   --------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF EARNINGS DATA:
  Net sales...............................   $61,036    $70,537    $76,494      $34,823       $44,053
  Gross profit............................    24,287     26,155     25,803       12,495        14,675
  Selling and administrative expenses.....    11,877     13,497     14,810        7,060         7,033
  Operating income........................    12,410     12,658     10,993        5,435         7,236
  Income from continuing operations before
     income taxes and extraordinary
     item.................................    11,960     11,752     11,440        5,602         7,322
  Income from continuing operations before
     extraordinary item...................     7,862      7,639      7,573        3,669         4,832
  Loss from discontinued operations.......        --         --       (168)         (35)         (921)
  Cumulative effect of adopting SFAS
     142..................................        --         --         --           --        (4,637)
  Net income (loss).......................   $ 7,735    $ 7,639    $ 7,405      $ 3,634       $  (726)
PER SHARE DATA -- FROM CONTINUING
  OPERATIONS(1), (2):
  Basic...................................   $  1.00    $  1.05    $  0.75      $  0.38       $  0.44
  Diluted.................................   $  0.92    $  0.96    $  0.69      $  0.35       $  0.41
FINANCIAL RATIOS AND SUPPLEMENTAL
  INFORMATION:
  EBIT(3).................................   $12,708    $12,890    $11,672      $ 5,716       $ 7,495
  EBITDA(4)...............................    15,997     16,888     16,444        7,887         9,408
  Cash flow from operating activities.....    12,723      9,854      3,858           77         2,580
  Capital expenditures....................     1,662      2,618      3,679        1,177         2,435
  Depreciation and amortization...........     3,289      3,998      4,772        2,171         1,913
  Internal product development net of
     amount paid by customers.............     1,685      2,264      2,588        1,463         1,991
  Interest expense........................   $   748    $ 1,138    $   232      $   114       $   173
  Interest coverage ratio(5)..............      21.4x      14.8x      70.9x        69.2x         54.4x
  Long-term debt to EBITDA................       1.0x       0.2x       0.2x         0.4x          0.6x
  Long-term debt to total
     capitalization.......................      26.3%       4.3%       3.0%         3.2%          5.7%
  Average Employees.......................       409        547        612          588           615
  Net sales per employee..................   $   149    $   129    $   125      $    59       $    72

                                                        AS OF
                                                 --------------------    AS OF JANUARY 27, 2002
                                                 JULY 30,    JULY 29,    -----------------------
                                                   2000        2001       ACTUAL     AS ADJUSTED
                                                 --------    --------    --------    -----------
SUMMARY OF FINANCIAL POSITION DATA:
  Working capital..............................  $ 35,476    $ 46,804    $ 56,253     $118,532
  Net property, plant and equipment............    18,992      21,312      21,905       21,905
  Total assets.................................    86,656     114,597     117,691      179,970
  Long-term debt, excluding current
     installments..............................     2,931       2,740       5,596        5,596
  Total shareholders' equity...................    65,371      88,673      92,513      154,792


---------------
(1) Earnings per share and financial ratios from continuing operations are presented and calculated before extraordinary item in fiscal 1999, before discontinued operations in 2001 and 2002, and before cumulative effect of accounting change in 2002.

(2) No cash dividends have been distributed in any of the years presented.

(3) Earnings from continuing operations before extraordinary item, discontinued operations, cumulative effect of accounting change, interest expense, and income taxes.

(4) EBITDA represents earnings from continuing operations before extraordinary item, discontinued operations, cumulative effect of accounting change, interest expense, income taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations and should not be considered as an alternative to net earnings as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and others in the defense industry. EBITDA is not necessarily comparable with similarly titled measures used by other companies.


(5) Ratio of EBITDA to interest expense.

                                  RISK FACTORS

     Investing in our common stock involves risk. You should carefully consider the following information about these risks together with the other information contained in this prospectus before buying shares of our common stock. If any of the following risks actually occur, our business could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

A SIGNIFICANT PERCENTAGE OF OUR SALES ARE UNDER GOVERNMENT CONTRACTS WHICH ARE ONLY PARTIALLY FUNDED INITIALLY AND MAY LOSE FUNDING OR BE TERMINATED IN FUTURE YEARS.

     Approximately 61% of our net sales for fiscal 2001 and 77% of our net sales for fiscal 2000, were made to United States government agencies and their contractors and subcontractors for defense programs. Over its lifetime, a government program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program which could have a negative impact on our operations.

     Generally, government contracts contain provisions permitting the government agency to terminate the contract at its convenience, in whole or in part, without prior notice, and to provide for payment of compensation only for work done and commitments made at the time of termination. We cannot guarantee that one or more of our government contracts will not be terminated under these circumstances. Also, we cannot guarantee that we would be able to procure new government contracts to offset the revenues lost as a result of termination of any contracts. Because a substantial part of our revenues are dependent on our procurement, performance and payment under our contracts, our failure to replace sales attributable to a significant defense program or contract at its termination, whether due to cancellation, spending cuts, budgetary constraints or otherwise, could have a material adverse effect upon our business, financial condition and results of operations.

FIXED-PRICE CONTRACTS ARE COMMON IN ALL OF OUR MARKETS AND MAY INCREASE RISKS OF COST OVERRUNS AND PRODUCT NON-PERFORMANCE.

     Our customers set demanding specifications for product performance, reliability and cost. Substantially all of our customer contracts are firm, fixed price contracts, providing for a predetermined fixed price for the products that we make, regardless of the costs we incur. Thus, we must make pricing commitments to our customers based on our expectation that we will achieve more cost effective product designs and automate more of our manufacturing operations. The manufacture of our products requires a complex integration of demanding processes involving unique technical skill sets. We face risks of cost overruns or order cancellations if we fail to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce than expected. The expense of producing products can rise due to increased cost of materials, components, labor, capital equipment or other factors. We may have cost overruns or problems with the performance or reliability of our products in the future.

OUR INTERNATIONAL SALES ARE SUBJECT TO RISKS RELATED TO DOING BUSINESS IN FOREIGN COUNTRIES.


     In fiscal 2001 and 2000, international sales comprised approximately 27% and 23%, respectively, of our net sales, and we expect our international business to continue to account for a significant part of our revenues. International sales are subject to numerous risks, including political and economic instability in foreign markets, currency and economic difficulties in the Pacific Rim, restrictive trade policies of foreign governments, inconsistent product regulation by foreign agencies or governments, imposition of product tariffs and burdens and costs of complying with a wide variety of international and U.S. export laws and regulatory requirements. The governments of Japan, South Korea, Taiwan and the United Kingdom are all significant customers. Our international sales also are subject to us obtaining export licenses for certain products and systems. We cannot assure you that we will be able to continue to compete successfully in international markets or that our international sales will be profitable. All of our revenues in fiscal 2001 were denominated in U.S. dollars, and we intend to continue to enter only into U.S. dollar-denominated contracts. Nevertheless, fluctuations in currency could adversely affect our customers, which may lead to delays in the timing and execution of orders.

WE RELY ON A SMALL NUMBER OF SIGNIFICANT CUSTOMERS.


     Our sales have historically come mainly from contracts with agencies of, and prime contractors to, the U.S. government. Net sales directly to the U.S. government accounted for 19% of fiscal year 2001 net sales. Additionally, approximately 30% of our net sales were attributable to our next five largest customers for fiscal year 2001. Variations in the demand for our products by any of these direct and indirect customers could have a serious, adverse impact on our performance. If we were to lose any of these or any other major customers, or if orders by any major customer were otherwise to be delayed or reduced, including reductions due to market or competitive conditions in commercial markets or further decreases in government defense spending, then our business, financial condition and results of operations would be harmed.


WE HAVE LIMITED INTELLECTUAL PROPERTY RIGHTS.


     Our success is dependent upon our proprietary technology. We do not currently have any material patents. We rely principally on trade secret and copyright laws, certain employee and third-party non-disclosure agreements, as well as limited access to and distribution of proprietary information, in order to protect our technology. Trade secret laws afford us limited protection because they cannot be used to prevent third parties from reverse engineering and reproducing our products. Similarly, copyright laws afford us limited protection because copyright protection extends only to how an idea is expressed and does not protect the idea itself. Moreover, third parties could independently develop technologies that compete with our technologies. We cannot assure you that the obligations on the part of our employees and business partners to maintain the confidentiality of our proprietary technology will prevent disclosure of such information by our employees or third parties. Litigation may be necessary for us to defend against claims of infringement or protect our proprietary technology, which could result in substantial cost to us and diversion of our efforts. We cannot assure you that we would prevail in any such litigation. Our inability to protect our proprietary technology could have a material adverse effect on our business, financial condition and results of operations. Although we believe that our products and proprietary rights do not infringe on the patents and proprietary rights of third parties, we cannot assure you that infringement claims, regardless of merit, will not be asserted against us. In addition, effective copyright and trade secret protection of our proprietary technology may be unavailable or limited in certain foreign countries. In 2004, our exclusive license to manufacture, market, and sell the Multiple Aircraft GPS Integrated Command and Control system, which we refer to as the MAGIC2 system, including enhancements to such system, expires. Thereafter, we and the licensor each will have the non-exclusive right to manufacture, market, license and sell the MAGIC2 system without any payment to the other and the licensor will have the right to grant additional non-exclusive licenses to others.



A FAILURE TO ATTRACT AND RETAIN TECHNICAL PERSONNEL COULD REDUCE OUR REVENUES AND OUR OPERATIONAL EFFECTIVENESS.


     There is a continuing demand for qualified technical personnel. We believe that our future growth and success will depend upon our ability to attract, train and retain such personnel. Competition for personnel in the defense industry is intense and there is a limited number of persons, especially engineers, with knowledge of and experience in microwave technology. Our design and development efforts depend on hiring and retaining qualified technical personnel. Although we currently experience relatively low rates of turnover for our technical personnel, the rate of turnover may increase in the future. An inability to attract or maintain a sufficient number of technical personnel could have a material adverse effect on our contract performance or on our ability to capitalize on market opportunities.

THE MARKETS IN WHICH WE OPERATE ARE COMPETITIVE.

     Our historical defense markets and our more recent commercial markets are characterized by rapid technological change as new products are generally developed quickly and industry standards are constantly evolving. Thus, our products can become obsolete over a short period of time unless we succeed in remaining technologically innovative and in anticipating new market demands.

     The defense industry in particular has experienced substantial consolidation due to declining defense budgets and increasing pressures for cost reductions. Both factors have substantially increased competitive pressures and introduced delays in contract funding and awards into our historical markets in the defense industry. Many of our competitors are larger than us and have substantially greater financial and other resources than we have. As a supplier, we also experience significant competition from the in-house capabilities of our customers. Our ability to compete for defense contracts largely depends on the following factors:

     - our ability to offer better performance than our competitors;

     - the readiness of our facilities, equipment and personnel to undertake the programs for which we compete; and

     - the effectiveness and innovations of our research and development programs.

WE MAY ENCOUNTER DIFFICULTIES IN EFFECTIVELY INTEGRATING ACQUIRED BUSINESSES.

     As part of our business strategy, we intend to augment our technology base by acquiring companies with compatible or related products and we may use all or a portion of the proceeds of this offering to fund such acquisitions. Historically, we have acquired a number of such companies and products and have integrated those companies into our business. These and any future acquisitions we make will be accompanied by the risks commonly encountered in acquisitions of companies, which include, among other things:

     - potential exposure to unknown liabilities of acquired companies;

     - higher than anticipated acquisition costs and expenses;

     - difficulty and expense of assimilating the operations and personnel of the companies, especially if the acquired operations are geographically distant;

     - potential disruption of our ongoing business and diversion of management time and attention;

     - failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

     - difficulties in adopting and maintaining uniform standards, controls, procedures and policies;


     - incurrence of additional indebtedness to fund acquisitions;


     - loss of key employees and customers as a result of changes in management; and

     - possible dilution to our shareholders.

     We may not be successful in overcoming these risks or any other problems encountered in connection with any of our acquisitions. We may make a strategic acquisition knowing that the transaction may adversely affect our short-term profitability, perhaps because the acquisition candidate may be experiencing operating losses. We may believe that acquiring such a company outweighs the operating losses the candidate is experiencing and the losses that we expect to experience before being able to make the acquisition candidate profitable. The completion of such an acquisition in the future would negatively affect our profitability and may cause a decline in our stock price.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE POSSIBLE FUTURE GROWTH.

     The growth in size and complexity of our business and the expansion of our product lines and customer base have placed significant demands on our management and operations, and we expect that these demands will continue in the future. We have recently expanded our plant in Lancaster, Pennsylvania to increase our manufacturing capabilities. The pace of our expansion, in combination with the complexity of the technology involved in the manufacture of our products, demands an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs and the needs of our customers. Our systems, procedures or controls may not be adequate to support our operations. Our management may not be able to achieve the rapid expansion necessary to exploit potential market opportunities for our products. Our ability to compete effectively and to manage future growth will depend on our ability to continue to implement and improve manufacturing, operational and financial systems on a timely basis. We do not know whether we will be able to manage our future growth.

OUR BACKLOG IS SUBJECT TO REDUCTION AND CANCELLATION.

     Backlog represents products or services that our customers have committed by contract to purchase from us. Our backlog as of January 27, 2002, was approximately $80.2 million, which consisted of $49.3 million of domestic orders and $30.9 million of foreign orders. Typically, the majority of our backlog is filled within 12 months. Our backlog is subject to fluctuations and is not necessarily indicative of future backlog or sales. Moreover, cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog and, consequently, future revenues. Our failure to replace canceled or reduced backlog could result in lower revenues.


WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS AND OUR ONGOING OPERATIONS MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.



     Our operations are subject to federal, state, foreign and local environmental laws and regulations. As a result, we may be involved from time to time in administrative or legal proceedings relating to environmental matters. We cannot assure you that the aggregate amount of future clean-up costs and other environmental liabilities will not be material. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Enactment of more stringent laws or regulations or more strict interpretations of existing laws and regulations may require us to make additional expenditures, some of which could be material.



THERE MAY BE RISKS RELATED TO OUR USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT PUBLIC ACCOUNTANTS.



     On March 14, 2002, our independent public accountants, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the government's investigation of Enron. Arthur Andersen has indicated that it intends to contest vigorously the indictment. As a public company, we are required to file with the Securities and Exchange Commission, or SEC, periodic financial statements audited or reviewed by an independent, certified public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services for us in a timely manner which, in turn, may result in an event of default under our credit facility with Allfirst. In such a case, we would promptly seek to engage other independent public accountants or take such other actions as may be necessary to enable us to maintain access to the capital markets and timely file financial reports and such actions could be disruptive to our operations and may affect the price and liquidity of our securities. Certain investors, including significant mutual funds and institutional investors, may choose not to hold or invest in securities of issuers that do not have then current financial reports available. Furthermore, relief which may be available to shareholders under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen should it cease to operate or be financially impaired.

                         RISKS RELATED TO THIS OFFERING

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER THE STOCK
PRICE.

     We may, in the future, sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions. Additionally, a substantial number of shares of our common stock will be available for future sale upon exercise of outstanding options and warrants. Future sales and issuances of shares of our common stock (including shares issued upon the exercise of stock options and warrants or as acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

OUR STOCK PRICE HAS FLUCTUATED SIGNIFICANTLY AND MAY CONTINUE TO DO SO.

     A number of factors could cause the market price of our common stock to fluctuate significantly after this offering, including:

     - our quarterly operating results or those of other defense companies;

     - the public's reaction to our press releases, announcements and our filings with the Securities and Exchange Commission;

     - changes in earnings estimates or recommendations by research analysts;

     - changes in general conditions in the U.S. economy, financial markets or defense industry;

     - natural disasters, terrorist attacks or acts of war; and

     - other developments affecting us or our competitors.

     In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies.

DELAWARE LAW AND OUR CHARTER DOCUMENTS MAY IMPEDE OR DISCOURAGE A TAKEOVER, WHICH COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.

     We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing shareholders. Our certificate of incorporation and by-laws provide, among other things, for a classified board of directors serving staggered three-year terms. Our incorporation under Delaware law, the acceleration of the vesting of outstanding stock options that we have granted upon a change in control, and certain provisions of our certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

WE HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING.

     We will retain significant flexibility to expend the net proceeds of this offering and will have the ability to change the application of the proceeds of this offering without stockholder approval. As described in "Use of Proceeds," the proceeds of this offering will be used for general corporate purposes, including potential acquisitions. Although we regularly evaluate potential acquisitions, we have not entered into any agreements with respect to any material transactions at this time. Our failure to use the funds effectively could have a material adverse effect on our business, financial condition and results of operations.

THERE IS A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK.

     Our common stock is currently listed on the Nasdaq National Market. The market for our common stock has historically been characterized by limited trading volume and a limited number of holders. There can be no assurance that a more active trading market for our common stock will develop or be sustained after this offering.

                           FORWARD-LOOKING STATEMENTS


     All statements other than statements of historical fact included in this prospectus, including without limitation statements under, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding our financial position, business strategy and our plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements involve various important assumptions, risks, uncertainties and other factors which could cause our actual results to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this prospectus can be identified by words such as "anticipate," "believe," "estimate," "expect," "plan," "intend" or the negative of these terms or similar expressions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievement. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. The factors listed in the "Risk Factors" section of this prospectus, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties.


     You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference, in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

     For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934.

                                USE OF PROCEEDS


     We estimate the net proceeds to us from the sale of the 3,000,000 shares of our common stock being offered by this prospectus will be approximately $62,278,500, or $62,471,682 if the underwriters exercise the over-allotment option in full, assuming a public offering price of $22.10 per share, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.


     We plan to use the proceeds of the offering for general corporate purposes, including future acquisitions, strategic alliances and joint ventures in businesses, products, services or technologies complementary to our current business. We have not entered into any agreements with respect to any material acquisitions at this time.

     We currently have no other specific plans for any significant portion of the proceeds. Accordingly, our management will have broad discretion in the application of the net proceeds.

     Pending their use, we intend to invest our net proceeds from this offering in short-term, interest-bearing investment grade securities.

     We will not receive any of the proceeds from the shares sold by the selling stockholders as part of the over-allotment option. We have agreed to pay the expenses, other than the underwriting discounts, relating to the sale of these shares.

                                DIVIDEND POLICY

     We have never paid any cash dividends. We intend to retain future earnings for use in our business and do not expect to declare any dividends on our common stock in the foreseeable future. Any future declaration of dividends will be subject to the discretion of our board of directors.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "HRLY." The following table sets forth the high and low sales prices for our common stock, as reported by the Nasdaq National Market for the periods indicated, as adjusted to reflect our three-for-two stock split on September 10, 2001:


                                                               COMMON STOCK
                                                              --------------
                                                               HIGH     LOW
                                                              ------   -----
FISCAL YEAR 2000
  First Quarter.............................................  $10.00   $8.13
  Second Quarter............................................   10.33    7.42
  Third Quarter.............................................   12.92    9.25
  Fourth Quarter............................................   12.71   10.46
FISCAL YEAR 2001
  First Quarter.............................................   15.17   11.63
  Second Quarter............................................   15.46    8.79
  Third Quarter.............................................   10.89    8.38
  Fourth Quarter............................................   13.15    9.97
FISCAL YEAR 2002
  First Quarter.............................................   18.50   11.17
  Second Quarter............................................   17.13   13.10
  Third Quarter (through April 3)...........................   22.25   14.96



     On April 3, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $22.10. On April 3, 2002, there were approximately 260 holders of record of our common stock.

                                 CAPITALIZATION


     The following table sets forth our consolidated capitalization and cash position as of January 27, 2002 on an actual basis and on an as adjusted basis to give effect to the sale of the 3,000,000 shares of common stock offered by us in this offering at the assumed public offering price of $22.10 per share. The following table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information and accompanying notes appearing elsewhere in this prospectus.



                                                              AS OF JANUARY 27, 2002
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $13,381     $ 75,660
                                                              -------     --------
Current portion of long-term debt...........................      258          258
Long-term debt:
  Mortgage note.............................................    2,657        2,657
  IDA revenue bond..........................................    2,905        2,905
  Other long-term debt......................................       34           34
                                                              -------     --------
  Total long-term debt......................................    5,596        5,596
                                                              -------     --------
Shareholders' equity:
  Common stock, $0.10 par value, 20,000,000 shares
     authorized, 11,431,865 shares issued and outstanding,
     actual; 14,431,865 shares issued and outstanding, as
     adjusted...............................................    1,143        1,443
  Additional paid-in capital................................   49,727      111,706
  Retained earnings.........................................   41,643       41,643
                                                              -------     --------
  Total shareholders' equity................................   92,513      154,792
                                                              -------     --------
  Total capitalization......................................  $98,367     $160,646
                                                              -------     --------



     The table above is based on shares of our common stock outstanding as of January 27, 2002. This table excludes shares that may be issued by us as follows:



     - 3,025,341 shares of our common stock issuable by us pursuant to stock options granted under our stock option plans at a weighted average exercise price of $10.10 per share (2,860,845 shares as of April 3, 2002 at a weighted average exercise price of $10.13 per share);



     - 100,000 shares of our common stock issuable by us upon exercise of outstanding warrants at an exercise price of $3.09 per share (10,000 shares as of April 3, 2002);



     - 703,758 shares of our common stock reserved for issuance that may be granted by us in the future under existing stock option plans (763,508 shares as of April 3, 2002); and



     - up to 9,250 shares of our common stock issuable by us if the underwriters exercise their over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We derived the summary of earnings and per share data presented below for the 52 weeks ended August 1, 1999, July 30, 2000 and July 29, 2001 and the summary of financial position data as of July 30, 2000 and July 29, 2001 from our audited consolidated financial statements included in this prospectus, which have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears elsewhere in this prospectus. We derived such data presented below as of August 3, 1997, August 2, 1998 and August 1, 1999, and for the 53 weeks ended August 3, 1997 and 52 weeks ended August 2, 1998 from our audited consolidated financial statements not included in this prospectus. We derived such data as of and for the 26 weeks ended January 28, 2001 and January 27, 2002 from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included elsewhere in this prospectus.


                                         53 WEEKS                  52 WEEKS ENDED                      26 WEEKS ENDED
                                           ENDED     ------------------------------------------   -------------------------
                                         AUGUST 3,   AUGUST 2,   AUGUST 1,   JULY 30,   JULY 29   JANUARY 28,   JANUARY 27,
                                           1997        1998        1999        2000      2001        2001          2002
                                         ---------   ---------   ---------   --------   -------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF EARNINGS DATA:
  Net sales............................   $32,195     $40,798     $61,036    $70,537    $76,494     $34,823       $44,053
  Gross profit.........................    11,441      16,629      24,287     26,155     25,803      12,495        14,675
  Selling and administrative
    expenses...........................     6,293       8,339      11,877     13,497     14,810       7,060         7,033
  Operating income.....................     5,148       8,290      12,410     12,658     10,993       5,435         7,236
Income from continuing operations
  before income taxes and extraordinary
  item.................................     5,284       8,431      11,960     11,752     11,440       5,602         7,322
  Income from continuing operations
    before extraordinary item..........     4,804       5,497       7,862      7,639      7,573       3,669         4,832
  Loss from discontinued operations....        --          --          --         --       (168)        (35)         (921)
  Cumulative effect of adopting SFAS
    142................................        --          --          --         --         --          --        (4,637)
  Net income (loss)....................   $ 4,804     $ 5,497     $ 7,735    $ 7,639    $ 7,405     $ 3,634       $  (726)
PER SHARE DATA -- From continuing
  operations(1),(2):
  Basic earnings per share.............   $  0.79     $  0.74     $  1.00    $  1.05    $  0.75     $  0.38       $  0.44
  Diluted earnings per share...........   $  0.68     $  0.68     $  0.92    $  0.96    $  0.69     $  0.35       $  0.41
SUMMARY OF FINANCIAL POSITION DATA:
  Working capital......................   $10,662     $26,593     $25,703    $35,476    $46,804     $44,710       $56,253
  Net property, plant and equipment....    11,705      12,549      21,889     18,992     21,312      19,553        21,905
  Total assets.........................    39,257      57,553      74,056     86,656    114,597     108,620       117,691
  Long-term debt, excluding current
    installments.......................     2,890       4,111      15,437      2,931      2,740       2,811         5,596
  Total shareholders' equity...........    23,371      40,440      42,900     65,371     88,673      84,779        92,513
FINANCIAL RATIOS AND SUPPLEMENTAL
  INFORMATION:
  EBIT(3)..............................   $ 5,815     $ 8,877     $12,708    $12,890    $11,672     $ 5,716       $ 7,495
  EBITDA(4)............................     7,353      10,746      15,997     16,888     16,444       7,887         9,408
  Cash flows from operating
    activities.........................     3,647       4,571      12,723      9,854      3,858          77         2,580
  Capital expenditures.................       862       1,645       1,662      2,618      3,679       1,177         2,435
  Depreciation and amortization........     1,538       1,869       3,289      3,998      4,772       2,171         1,913
  Internal product development net of
    amount paid by customers...........     1,828       1,562       1,685      2,264      2,588       1,463         1,991
  Interest coverage ratio(5)...........      13.8x       24.1x       21.4x      14.8x      70.9x       69.2x         54.4x
  Long-term debt to EBITDA.............       0.4x        0.4x        1.0x       0.2x       0.2x        0.4x          0.6x
  Long-term debt to total
    capitalization.....................      10.9%        9.1%       26.3%       4.3%       3.0%        3.2%          5.7%

---------------
(1) Earnings per share and financial ratios from continuing operations are presented and calculated before extraordinary item in fiscal 1999, before discontinued operations in 2001 and 2002, and before cumulative effect of accounting change in 2002.

(2) No cash dividends have been distributed in any of the years presented.

(3) Earnings from continuing operations before extraordinary item, discontinued operations, cumulative effect of accounting change, interest expense, and income taxes.

(4) EBITDA represents earnings from continuing operations before extraordinary item, discontinued operations, cumulative effect of accounting change, interest expense, income taxes, depreciation and amortization. EBITDA is not the measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations and should not be considered as an alternative to net earnings as an indicator of our operating performance or to cash flow as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and others in the defense industry. EBITDA is not necessarily comparable with similarly titled measures used by other companies.


(5) Ratio of EBITDA to interest expense.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW


     Herley is a leading supplier of microwave products and systems to defense and aerospace entities worldwide. Our primary customers include large defense prime contractors (including Raytheon, Northrop Grumman, Lockheed Martin and Boeing), the U.S. government (including the Department of Defense, NASA and other U.S. government agencies) and international customers (including the Egyptian, German, Japanese and South Korean militaries and suppliers to international militaries). We are a leading provider of microwave technologies for use in command and control systems, flight instrumentation, weapons sensors and electronic warfare systems. We have served the defense industry since 1965 by designing and manufacturing microwave devices for use in high technology defense electronics applications. Our products and systems are currently deployed on a wide range of high profile military platforms, including the EA-6B Prowler, the F/A-18E/F Super Hornet, the F-16 Falcon, the RC-135 Rivet Joint, the E-2C Hawkeye, the AEGIS class surface combatants and unmanned aerial vehicles, or UAVs, as well as high priority national security programs such as National Missile Defense and the Trident II D-5.


NEW ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. We adopted the provisions of each statement on July 30, 2001. The adoption of SFAS No. 142 results in our discontinuation of amortization of our goodwill as of July 30, 2001. In connection with the adoption of SFAS 142, we were required to assess goodwill for impairment within six months of adoption, and we completed our assessment in the second quarter of fiscal 2002.

     We operate as a single integrated business and as such have one operating segment which is also the reportable segment as defined in SFAS 131. Within the operating segment, we have identified two components as reporting units as defined under SFAS 142, defense electronics and commercial technologies. We have determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of July 30, 2001. We have determined that an impairment of goodwill in the commercial technologies unit has occurred. Accordingly, a transition adjustment in the amount of $4,637,000 has been recorded as of July 30, 2001 as a cumulative effect of a change in accounting principle. There is no tax benefit associated with the adjustment since the impaired goodwill is not deductible for income tax purposes.

     There was no impairment in the remaining goodwill at January 27, 2002 of approximately $21,665,000 related to the defense electronics reporting unit based on our current market capitalization. An annual impairment test will be performed in the fourth quarter of each fiscal year and any future impairment of goodwill will be charged to operations.

     Amortization of goodwill charged to continuing operations for the quarter and twenty-six weeks ended January 28, 2001 and for the fiscal year ended July 29, 2001 was approximately $310,000, $602,000 and $1,296,000, respectively.
Amortization of goodwill charged to discontinued operations for the quarter and twenty-six weeks ended January 28, 2001 and for the fiscal year ended July 29, 2001 was approximately $62,000, $83,000 and $208,000, respectively.

     In August 2001, the FASB issued SFAS No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of, but retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. The provisions of this statement were adopted by us effective on July 30, 2001.


DISPOSITION OF TERRASAT



     We acquired Terrasat in September 2000 in exchange for the payment of $6,000,000 in cash, and the assumption of approximately $1,025,000 in liabilities. The transaction was accounted for under the purchase method. During the quarter ended January 27, 2002, we determined that Terrasat would no longer be able to generate sufficient returns to justify continued investment due to the overcapacity in the telecom industry and deteriorating economic conditions in Terrasat's primary markets and therefore decided to discontinue the operations of and seek a purchaser for Terrasat. Consequently, the accompanying consolidated financial statements reflect Terrasat as discontinued operations in accordance with SFAS No. 144. Accordingly, the consolidated balance sheet includes the assets and liabilities of Terrasat at July 29, 2001 and January 27, 2002 as "Assets held for sale", and "Liabilities held for sale", and the consolidated statement of income includes the results of Terrasat operations from October 1, 2000 to July 29, 2001 and July 30, 2001 to January 27, 2002 as "Loss from discontinued operations". Results of operations and cash flows of Terrasat have been classified as discontinued, for all periods presented. Net sales of Terrasat were approximately $4,103,000 for the fiscal year ended July 29, 2001 and $1,593,000 and $2,147,000 for the twenty-six weeks ended January 28, 2001 and January 27, 2002, respectively. The net loss from discontinued operations was $35,000 in 2001 and $921,000 in 2002. The results for 2002 include an impairment of assets adjustment of $1,166,000. A tax provision of $26,000 was recorded in 2001 and a tax benefit of $474,000 was recognized in 2002. The sale of the assets and liabilities, and the business of Terrasat was consummated on March 1, 2002 to certain current employees of Terrasat for cash and a note which approximates the value of the net assets held for sale as of January 27, 2002.


RECENT ACQUISITIONS

     The following summarizes acquisitions since 1999 that affect the comparability of period to period results, except for Terrasat which is discussed above.

  Fiscal 2001

     We entered into an agreement as of September 1, 2000 to acquire certain assets and the business, subject to the assumption of certain liabilities, of American Microwave Technology, Inc., a California corporation. The transaction provided for the payment of $5,400,000 in cash, and the assumption of approximately $1,153,000 in liabilities. In addition, we entered into an exclusive license agreement for certain products requiring us to pay a royalty of 10% on the net shipments of such products through October 2004. The transaction has been accounted for under the purchase method. Accordingly, the consolidated balance sheet includes the assets and liabilities of American Microwave at July 29, 2001, and the consolidated statement of income includes the results of American Microwave operations from September 1, 2000. Excess cost over the fair value of net assets acquired of approximately $4,112,000 was being amortized over 20 years. Amortization ceased on July 30, 2001.

     The acquisition of American Microwave contributed approximately $6,812,000 in net sales in the fiscal year ended July 29, 2001.

  Fiscal 2000

     We entered into an agreement, as of January 3, 2000, to acquire substantially all of the assets of Robinson Laboratories, Inc., a New Hampshire corporation. The transaction provided for the payment of $6,000,000 in cash, the issuance of 50,762 shares of our common stock, and the assumption of approximately $3,140,000 in liabilities. The transaction has been accounted for under the purchase method. The consolidated statement of income includes the results of Robinson's operations from January 3, 2000. Excess cost over the fair value of net assets acquired of approximately $6,722,000 (as adjusted based on final asset and liability valuations) was being amortized over 20 years. Amortization ceased on July 30, 2001.

     On the basis of a pro forma consolidation of the results of operations as if the acquisition had taken place at the beginning of fiscal 1999, unaudited consolidated net sales, net income, basic earnings per share, and diluted earnings per share for the fifty-two weeks ended August 1, 1999 would have been approximately $69,283,000, $7,272,000, $.93, and $.85, and approximately
$73,246,000, $7,275,000, $.99, and $.92, respectively, for the fifty-two weeks ended July 30, 2000. The pro forma information includes adjustments for additional depreciation based on the estimated fair value of the property, plant, and equipment acquired, the amortization of intangibles, and additional interest on bank borrowings arising from the transaction. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been affected at the beginning of fiscal 1999.

  Fiscal 1999


     As of January 4, 1999, we completed the acquisition of all of the issued and outstanding common stock of General Microwave Corporation, a New York corporation, including outstanding stock options, for $18.00 per share and 1,450,013 three-year warrants to purchase one share of our common stock, at an aggregate purchase price of approximately $24,556,000. This transaction was accounted for under the purchase method. The purchase price includes shares of common stock of General Microwave purchased in the open market, acquisition of the remaining shares of common stock outstanding, an estimate of the fair market value of the warrants based on the trading price of similar warrants currently on the market, and transaction expenses. The warrants were exercisable at $10.40 per share of our common stock, subject to a call provision after October 11, 2000 at $.67 per warrant if the average last reported sales price of our common stock has been not less than $11.73 per share for fifteen consecutive trading days immediately preceding the call date. The warrants were called for redemption as of November 13, 2000, and prior to redemption, approximately 1,419,500 of the warrants were exercised at $10.40 per share of common stock resulting in proceeds of approximately $14,759,000. The consolidated statements of income include the results of General Microwave operations from January 4, 1999.



RESULTS OF CONTINUING OPERATIONS


  Twenty-six weeks ended January 27, 2002 and January 28, 2001

     Net sales from continuing operations for the twenty-six weeks ended January 27, 2002 were approximately $44,053,000 compared to $34,823,000 in the first six months of fiscal 2001. The sales increase of $9,230,000 (26.5%) is attributable to increased revenue in defense electronics of $8,097,000; and increased revenue of $1,133,000 in commercial technologies.

     The gross profit margin of 33.3% in the twenty-six weeks ended January 27, 2002 was lower than the margin of 35.9% in fiscal 2001 primarily due to the continued investment in new product development in our defense electronics business and a change in product mix.

     Selling and administrative expenses for the twenty-six weeks ended January 27, 2002 decreased approximately $27,000 in the aggregate as compared to fiscal 2001. In connection with the adoption of SFAS 142 as of July 30, 2001, we ceased amortization of goodwill which amounted to $685,000 in the twenty-six weeks ended January 28, 2001, of which $83,000 is included in discontinued operations. Other changes include an increase in legal fees of $440,000, a net increase in payroll-related expenses of $56,000 and various other changes of $79,000.

     Plant closing costs in connection with the facilities in Nashua, NH and Anaheim, CA were accrued in October 2001 in the amount of $406,000 of which $328,000 was paid as of January 27, 2002.


     Investment income decreased approximately $22,000 from the prior year primarily due to lower interest earned on temporary investments of excess cash. Interest expense increased approximately $59,000 as compared to fiscal 2001 due to the $3,000,000 financing of the expansion of the Lancaster facility through industrial revenue bonds and temporary borrowings of $2,400,000 under the bank line of credit.


  Fiscal 2001 Compared to Fiscal 2000

     Net sales from continuing operations for the 52 weeks ended July 29, 2001 were approximately $76,494,000 compared to $70,537,000 for fiscal 2000. The net sales increase of $5,957,000 (8.4%) is attributable to the acquisition of American Microwave in the first quarter of fiscal 2001 which contributed $6,812,000 in net sales, as well as an increase in net sales of approximately $4,573,000 in commercial products. Defense electronics experienced a drop in revenue of approximately $5,428,000 due to delayed orders from various customers.

     Gross profit of 33.7% for the 52 weeks ended July 29, 2001 is less than the prior year of 37.1%. The decline in margin of 3.4% is due primarily to lower margins on commercial products and certain defense electronics products. Margins also have been impacted by certain inefficiencies at the Nashua facility. This operation is now being consolidated into the New England and Farmingdale facilities.

     Selling and administrative expenses for the 52 weeks ended July 29, 2001 were $14,810,000 compared to $13,497,000 for fiscal 2000, an increase of $1,313,000. The primary increase is due to businesses acquired which added $1,563,000 in fiscal 2001 and $486,000 in additional personnel expenses associated with power amplifier marketing costs. Incentive compensation decreased $707,000.

     Investment income increased approximately $447,000 from the prior year primarily from the investment of proceeds from the exercise of warrants in May and November 2000. Interest expense decreased $906,000 as compared to fiscal 2000 due to the repayment of bank borrowings out of the proceeds of the exercise of the warrants.

     The effective income tax rate decreased to 33.8% in fiscal 2001 from 35.0% in 2000 due to various favorable tax benefits including a lower effective tax rate on foreign-source income.

  Fiscal 2000 Compared to Fiscal 1999

     Net sales for the 52 weeks ended July 30, 2000 were approximately $70,537,000 compared to $61,036,000 for fiscal 1999. The net sales increase of $9,501,000 (15.6%) is partially attributable to the acquisition of Robinson as of January 3, 2000 which contributed $4,690,000 in net sales, and the acquisition of General Microwave as of January 4, 1999 which contributed $5,101,000 additional net sales over the volume generated in fiscal 1999, offset by a decrease in net sales of approximately $290,000 in certain defense electronics products.

     Gross profit of 37.1% for the 52 weeks ended July 30, 2000 is less than the prior year of 39.8%. The decline in margin of 2.7% is due primarily to lower margins on certain defense electronics products, which includes the revenues from Robinson and General Microwave.

     Selling and administrative expenses for the 52 weeks ended July 30, 2000 were $13,497,000 compared to $11,877,000 for fiscal 1999, an increase of $1,620,000. The primary increase is due to the acquisition of Robinson which added $1,069,000 in selling and administrative expenses in fiscal 2000. As a percentage of revenues, expenses declined from 19.5% in 1999 to 19.2% in 2000.

     Interest expense increased approximately $390,000 due to additional bank borrowings to fund the acquisitions of General Microwave and Robinson.

     The effective income tax rate increased to 35.0% in fiscal 2000 from 34.3% in 1999 due primarily to a decreased benefit received from our foreign sales corporation in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

     As of January 27, 2002 and July 29, 2001, working capital was $56,253,000 and $46,804,000, respectively, and the ratio of current assets to current liabilities was 4.72 to 1 and 3.50 to 1, respectively.

     As is customary in the defense industry, inventory is partially financed by progress payments.

     The unliquidated balance of these advanced payments was approximately $1,498,000 at January 27, 2002, and $261,000 at July 29, 2001.


     Net cash provided by continuing operations during the 26 weeks ended January 27, 2002 was approximately $2,580,000 as compared to $77,000 in the prior fiscal year. Significant items contributing to the sources of funds include income from operations of $6,745,000 (adjusted for depreciation and amortization), higher collections of accounts receivable of $3,204,000, increases in advanced payments on contracts of $1,237,000, and an increase of $1,828,000 in income taxes. Offsetting these increases are additional costs incurred on uncompleted contracts of $5,323,000, an increase in inventory of $1,236,000, and a decrease in accounts payable and accrued expenses of $3,891,000.


     Net cash used in investing activities consists of the investment of unexpended proceeds of approximately $1,156,000 from the industrial revenue bond funding, $2,435,000 for capital expenditures, and $500,000 for a license of certain technology; offset by a partial distribution from the limited partnership of $445,000.

     We maintain a revolving credit facility with Allfirst Bank for an aggregate of $30,000,000, which expires January 31, 2004. The revolving credit facility requires the payment of interest only on a monthly basis and payment of the outstanding principal balance on January 31, 2004. Interest is set at 1.65% over the FOMC Federal Funds Target Rate (3.55% at January 27, 2002). There is a fee of 15 basis points per annum on the unused portion of the credit line in excess of $20,000,000 payable quarterly. There were no borrowings outstanding as of January 27, 2002 and July 29, 2001. During the 26 weeks ended January 27, 2002 we borrowed and repaid $2,400,000 under the credit facility for working capital needs. Stand-by letters of credit were outstanding in the amount of $5,238,000 under the credit facility at January 27, 2002.

     During the 26 weeks ended January 27, 2002, we received proceeds of $3,000,000 from the issuance of industrial revenue bonds in connection with the financing of the plant expansion in Lancaster PA, and received approximately $2,541,000 from the exercise of common stock options by employees.


     We received 201,273 shares of common stock during the 26 weeks ended January 27, 2002 valued at $3,717,000 in exchange for payroll taxes due from employees upon the exercise of stock options.



     We believe that presently anticipated future cash requirements will be provided by internally generated funds and existing credit facilities. At January 27, 2002, we had cash and cash equivalents of approximately $13,381,000. A significant portion of our revenue for fiscal 2002 will be generated from our existing backlog of sales orders. The adjusted backlog of orders (to reflect the discontinued business of Terrasat, Inc.) at January 27, 2002 was approximately $80,200,000. All orders included in backlog are covered by signed contracts or purchase orders. Nevertheless, contracts involving government programs may be terminated at the discretion of the government. In the event of the cancellation of a significant amount of government contracts included in our backlog, we will be required to rely more heavily on our existing credit facility to fund our operations. We are not aware of any events which are reasonably likely to result in any cancellation of our government contracts. We have $24,762,000 available under our bank credit facility, net of outstanding stand-by letters of credit of $5,238,000.

     Future payments required on long-term debt are as follows (in thousands):

                                                                    INDUSTRIAL     CAPITAL
TWELVE MONTHS                                            MORTGAGE    REVENUE        LEASE
ENDED JANUARY                                   TOTAL      NOTE       BONDS      OBLIGATIONS
-------------                                   ------   --------   ----------   -----------
2003..........................................  $  258    $   78      $   95        $ 85
2004..........................................     207        83         100          24
2005..........................................     204        89         105          10
2006..........................................     207        97         110          --
2007..........................................     219       104         115          --
Future........................................   4,759     2,284       2,475          --
                                                ------    ------      ------        ----
                                                $5,854    $2,735      $3,000        $119
                                                ======    ======      ======        ====


     Stand-by letters of credit expire as follows (in thousands):


DURING FISCAL YEAR                                              AMOUNT
------------------                                              ------
2002........................................................    $  333
2003........................................................     1,450
2004........................................................     3,065
2005........................................................       115
2006........................................................       275

     Minimum annual rentals under non-cancellable operating leases are as follows (in thousands):

DURING FISCAL YEAR                                              AMOUNT
------------------                                              ------
2002........................................................    $  655
2003........................................................       951
2004........................................................       807
2005........................................................       781
2006........................................................       803
Future......................................................     2,572


CRITICAL ACCOUNTING POLICIES



     Revenue under certain long-term, fixed price contracts is recognized using the percentage of completion method of accounting. Revenue recognized on these contracts is based on estimated completion to date (the total contract amount multiplied by percent of performance, based on total costs incurred in relation to total estimated cost at completion). Prospective losses on long-term contracts are based upon the anticipated excess of inventoriable manufacturing costs over the selling price of the remaining units to be delivered and are recorded when first reasonably determinable. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Actual losses could differ from those estimated due to changes in the ultimate manufacturing costs.



     Risks and uncertainties inherent in the estimation process could affect the amounts reported in our financial statements. The key assumptions used in the estimate of costs to complete relate to labor costs and indirect costs required to complete the contract. The estimate of rates and hours as well as the application of overhead costs is reviewed on a regular basis.



     If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported on our financial statements.

                                    BUSINESS

BACKGROUND


     Herley is a leading supplier of microwave products and systems to defense and aerospace entities worldwide. Our primary customers include large defense prime contractors (including Raytheon, Northrop Grumman, Lockheed Martin and Boeing), the U.S. government (including the Department of Defense, NASA and other U.S. government agencies) and international customers (including the Egyptian, German, Japanese and South Korean militaries and suppliers to international militaries). We are a leading provider of microwave technologies for use in command and control systems, flight instrumentation, weapons sensors and electronic warfare systems. We have served the defense industry since 1965 by designing and manufacturing microwave devices for use in high technology defense electronics applications. Our products and systems are currently deployed on a wide range of high profile military platforms, including the F-16 Falcon, the F/A-18E/F Super Hornet, the RC-135 Rivet Joint, the E-2C Hawkeye, the AEGIS class surface combatants, the EA-6B Prowler and unmanned aerial vehicles, or UAVs, as well as high priority national security programs such as National Missile Defense and the Trident II D-5.


ACQUISITIONS

     We have grown more than five fold through internal growth and strategic acquisitions over the past ten years and have evolved from a component manufacturer to a systems and service provider. We have successfully integrated these acquisitions by targeting microwave technology companies and focusing their strengths into our existing operations.

     - In September 1992, we acquired Micro-Dynamics, Inc. of Woburn, Massachusetts, a microwave subsystem designer and manufacturer.

     - In June 1993, we acquired Vega Precision Laboratories, Inc. of Vienna, Virginia, a manufacturer of flight instrumentation products.

     - In July 1995, we acquired Stewart Warner Electronics Corp. of Chicago, Illinois, a manufacturer of high frequency radio and IFF interrogator systems.

     - In August 1997, we acquired Metraplex Corporation of Frederick, Maryland, a manufacturer of airborne PCM and FM telemetry and data acquisition systems.

     - In January 1999, we acquired General Microwave Corporation of Farmingdale, New York, a manufacturer of microwave components and electronic systems.

     - In January 2000, we acquired Robinson Laboratories, Inc. of Nashua, New Hampshire, a designer, developer and manufacturer of microwave components and assemblies primarily for defense applications.

     - In September 2000, we acquired American Microwave Technology, Inc. of Anaheim, California, a manufacturer of high power, solid state amplifiers for the scientific and medical markets, which enabled us to enter these markets.

BUSINESS STRATEGY

     Our goal is to continue to leverage our proprietary technology, microwave expertise and manufacturing capabilities to further expand our penetration in our market. Our strategies to achieve our objectives include:

     - INCREASE LEVELS OF COMPONENT INTEGRATION AND VALUE ADDED CONTENT. Due to growth of engineering expertise, new product development, and acquisitions, we have increased our capability to provide more component integration. Component integration adds value and will enable us to increase content in defense platforms and systems, thereby increasing our revenue and profitability.

     - MAINTAIN LEADERSHIP IN MICROWAVE TECHNOLOGY. We intend to pursue further technological advances through continued investment in internally-funded and customer-funded research and product development.


     - STRENGTHEN AND EXPAND CUSTOMER RELATIONSHIPS. We have developed mutually beneficial relationships with various agencies of the U.S. government and defense and commercial companies. We expect to continue to build and strengthen these relationships with industry leaders by anticipating and recognizing their needs and providing them with on-time and cost-effective solutions.

     - CAPITALIZE ON OUTSOURCING DYNAMICS IN THE AEROSPACE AND DEFENSE INDUSTRY. Microwave technology has traditionally been an in-house resource of the prime contractors. However, the prime contractors are beginning to outsource the design and manufacture of this specialized engineering work to system sub-contractors. We are well positioned to generate more business as prime contractors continue to focus primarily on integration of defense electronics.

     - PURSUE STRATEGIC ACQUISITIONS. We intend to continue to augment our existing technological base by acquiring specialized companies that complement or expand our product offerings and market strategies. We believe that expansion of our core competencies through the acquisition of such specialized technology companies, when combined with our current technological and manufacturing skills, will provide us with improved levels of horizontal and vertical integration, leading to the creation of subsystems and complete system products.

     - ENHANCE MANUFACTURING CAPABILITIES. We intend to continue to implement process manufacturing automation and believe that our ability to develop a high level of automated production and test capability will help to further improve our cost effectiveness and time to market.

     - PURSUE SELECTIVE COMMERCIAL OPPORTUNITIES. We seek to identify and pursue selected commercial applications for our products and technologies where we can add value based on our microwave expertise.

COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - TECHNICAL EXPERTISE. We have developed a leading position in the field of microwave technology through our 35 year focus on research and development and our state-of-the-art design and production capabilities. We have recently completed construction of state-of-the-art manufacturing facilities in Lancaster, Pennsylvania, where we have a full range of capabilities including long and short run production, hardware assembly and full-service engineering. In addition, we have highly capable manufacturing facilities located in Woburn, Massachusetts; Farmingdale, New York; and Jerusalem, Israel. We have developed and rewarded our engineers in order to maintain our expertise in-house.

     - HIGH PROPORTION OF LONG-TERM SOLE-PROVIDER PRODUCTION PROGRAMS. We generate a significant proportion of our revenue from continuing, long-term programs, both in the production and upgrade phases, and continue to target high growth, high priority defense programs. Typically, on such long-term defense programs we are the sole provider of microwave equipment.


     - DIVERSE PRODUCT AND CUSTOMER BASE. We have a diverse product and customer base, with only the U.S. government, at approximately 19%, representing more than 10% of our fiscal 2001 revenues. We are a first-tier supplier to all of the prime defense contractors, as well as a direct supplier to all of the service branches of the U.S. military, including products found on over 120 individual platforms. Foreign customers accounted for approximately 27% of our revenues in fiscal 2001.


     - LONG-STANDING INDUSTRY RELATIONSHIPS. We have established long-standing relationships with the U.S. government and other key organizations in the aerospace and defense industry after 35 years in the defense electronic industry. Over this period, we have become recognized for our ability to develop new technologies and meet stringent program requirements.

     - SUCCESSFUL ACQUISITION TRACK RECORD. We have demonstrated that we can successfully integrate acquired companies. We are experienced at evaluating prospective operations in order to increase efficiencies and capitalize on market and technological synergies.

     - EMPHASIS ON RESEARCH AND DEVELOPMENT. In fiscal year 2001, we spent over $4.6 million on new product development, of which our customers funded approximately $2.0 million. Our emphasis on new product development enables us to maintain our technological leadership in current products and to develop new capabilities. This spending helps solidify and strengthen our position on different programs and may serve as a barrier to entry for competitors.

     - EXPERIENCED MANAGEMENT TEAM. Our senior management team averages over 21 years of experience in the defense electronics industry.

PRODUCTS AND SERVICES

     We operate in two markets: defense electronics and commercial technologies.

DEFENSE ELECTRONICS

     We are a leading supplier of microwave products and systems to defense and aerospace entities worldwide. We design and manufacture microwave components and subassemblies which are embedded in a variety of radars, flight instrumentation, weapons sensors, electronic warfare systems and guidance systems. Our microwave devices are used on our subassemblies and integrated systems (e.g. command and control systems, telemetry systems, transponders, flight termination receivers and identification friend or foe, or IFF, interrogators), in addition to being sold on a component basis.

     The following are descriptions of our major systems and products:

          Telemetry Systems. Telemetry systems provide wireless data transmission between two or more sites for recording and analysis. Missile, UAV, or target testing on domestic and international test ranges requires flight safety and performance data transmission to maximize flight safety during the test operation. Surveillance and intelligence gathering UAVs also require a data transmission downlink and a command and control systems uplink to accomplish their mission. We have developed a telemetry system capability that can be configured to meet individual customers' needs. Various components of the system include data encoders, transmitters and flight termination receivers. Each has a distinctive role and each is key to the success of the mission.

          We are a leading manufacturer of Pulse Code Modulation, or PCM, and Frequency Modulation, or FM, telemetry and data acquisition systems for severe environment applications, and our products are used worldwide for testing space launch vehicle instrumentation, aircraft flight testing, and amphibian, industrial and automotive vehicle testing. The product portfolio ranges in size and complexity from miniature encoders to completely programmable data acquisition systems.

          We offer a complete airborne data link system. With our digital capability in data encoding and acquisition elements combined with our radio frequency capability in providing telemetry transmitters and flight termination receivers, we offer a full line of narrow and wide-band airborne telemetry systems to meet a wide variety of industrial needs, both domestically and internationally.

          Command and Control Systems. Our command and control systems have been used to fly remotely a large variety of unmanned aerial vehicles, or UAVs, typically aircraft used as target drones or Remotely Piloted Vehicles, or RPVs. Our command and control systems also control surface targets. Operations have been conducted by users on the open ocean, remote land masses, and instrumented test and training ranges. Our command and control systems are currently in service throughout the world. Command and control systems permit a ground operator to fly a target or a UAV through a pre-planned mission. The mission may be for reconnaissance, where the vehicle is equipped with high definition TV sensors and the necessary data links to send information back to its command and control systems ground station. The UAV may also be used as a decoy, since the operator can direct the flight operations that will make the small drone appear to be a larger combat aircraft.

          Our MAGIC2 system affords over-the-horizon command and control using GPS guidance and control of multiple targets from a single ground station. The ability to control multiple targets at increased distances represents a significant product improvement. The MAGIC2 is a highly flexible, multiple processor design with high resolution graphics, which can be field-configured within minutes to fly or control any selected vehicle for which it is equipped. The MAGIC2 is used in support of missile, aircraft and other weapons systems development and testing. The system meets a growing requirement to test against multiple threats with the automated defense capabilities of ships like the AEGIS cruiser and the E-2C aircraft.

          Transponders. We manufacture a variety of expendable transponders, including range safety, IFF, command and control, and range scoring systems. Transponders are small, expendable, electronic systems consisting of a transmitter, sensitive receiver and internal signal processing equipment comprised of active and passive components, including microwave subassemblies such as amplifiers, oscillators and circulators. The transponder receives signals from radars, changes and amplifies the frequency of the signals, and transmits back a reply on a different frequency and signal level. This reply is a strong, noise-free signal upon which the tracking radar can "lock," and one which is far superior to skin reflection tracking, particularly under adverse weather conditions after the launch.

          In range safety applications, transponders enable accurate tracking of space launch and unmanned aerial vehicles, missiles, and target drones so that position and direction are known throughout its flight. In the case of several defense and commercial space launch vehicles (i.e., Delta, Atlas, Titan and Pegasus), our transponder is tracked by the ground launch team all the way to space orbit, and in certain instances through several orbits, as a reference location point in space to assure that the launch payload has been properly placed in orbit.

          IFF transponders, which are used in conjunction with the Federal Aviation Authority Air Traffic Control System, enable ground controllers to identify the unmanned targets, drones and cruise missiles on which these units fly and to vector other manned aircraft safely away from the flight path of the unmanned aerial vehicle.

          Command and control transponders provide the link through the telemetry system for relaying ground signals to direct the vehicle's flight. The uplink from the ground control station, a series of coded pulse groups, carries the signals that command the flight control guidance system of the vehicle. The downlink to the ground provides both tracking signals for range safety, as well as acknowledgment and status of the uplink commands and their implementation in the vehicle. The transponder is therefore the means to fly the vehicle. Scoring systems are mounted on both airborne and sea targets. Scoring systems enable test and evaluation engineers to determine the "miss-distance" between a projectile and the target at which it has been launched.

          Flight Termination Receiver. A flight termination receiver, or FTR, is installed in a test missile, UAV, target or space launch vehicle as a safety device. The FTR has a built-in decoder that enables it to receive a complex series of audio tones which, when appropriate, will set off an explosive charge that will destroy the vehicle. A Range Safety Officer, or RSO, using the range safety transponder will track the vehicle in flight to determine if it is performing as required. If the RSO detects a malfunction in the test or launch vehicle that causes it to veer from a planned trajectory in a manner that may endanger personnel or facilities, the RSO will transmit a coded signal to the onboard FTR to explode the vehicle.

          HF Communications and IFF Interrogators. We design and manufacture high frequency radio and IFF interrogators. This high frequency communications equipment is used by the U.S. Navy and foreign navies that conduct joint military exercises with the U.S. Navy. The IFF interrogators are used as part of shipboard equipment and are also placed on coastlines, where they are employed as silent sentries. We have been a significant supplier to the Republic of Korea for over twenty years and have a large, established installed base of equipment. We have been, and continue to be, a supplier to the Republic of Korea KDX destroyer program.


          High Power Amplifier. We design and manufacture high power amplifier systems with frequencies ranging from 1.5 MHz to 12GHz with power levels from multi-kilowatts up to 15W, depending on the frequency. Our high power amplifier applications include but are not limited to defense communication, electronic warfare, radar and avionics. We have an exclusive sales and marketing agreement with EADS ewation, Grintek Ewation, Sysdel Close Corporation and Teleplan AS regarding high power amplifiers for monitoring reconnaissance and countermeasures.


          Microwave Integrated Circuits. We design and manufacture complex microwave integrated circuits, or MICs, which consist of sophisticated assemblies that perform many functions, primarily involving switching of microwave signals. Our MICs are employed in many defense electronics systems and missile programs. We also manufacture magnetrons, which are the power source utilized in the production of our transponders.


          High/Low Power Integrated Assembly. Our high power microwave devices are used in radar system transmitters and in long-range missiles. High power devices frequently use small amounts of nuclear material to enhance breakdown of high energy pulses, and we are one of very few companies with an active nuclear license that permits the handling of these trace amounts of nuclear materials. There are relatively few companies with the expertise or facilities to design, manufacture and test high power devices. We also produce lower power, broad band microwave integrated assemblies for the defense electronics industry. These complex assemblies combine microwave functions such as amplification, attenuation, switching of multiple signals, and phase and amplitude control. Their applications include Rear Warning Receivers, or RWRs, Electronics Countermeasure, or ECM, systems and highly sensitive receiver systems.


          Solid State Receiver Protector. We have become a preeminent supplier of solid-state receiver protector devices that are able to withstand high energy pulses without the use of nuclear materials. These high power devices protect a radar receiver from transient bursts of microwave energy and are employed in almost every military and commercial radar system. For our engineering efforts in designing solid-state receiver protectors for the F-16, we received cash awards from the United States Air Force as part of the government's value engineering program.

          Digitally Tuned Oscillators (DTO's). We produce microwave sources, which generate signals that are used in microwave oscillators. Our microwave sources are sold to the U.S. defense industry and to various foreign governments. We specialize in digitally tuned oscillators, or DTOs, a critical component in many ECM systems.

     Our defense electronics products, on what programs, platforms and systems our subassemblies, components and subsystems can be found and our customers for these products are summarized in the table below:



-------------------------------------------------------------------------------------------------------------------
   PROGRAM/PLATFORM              HOST SYSTEM                  PRODUCT DESCRIPTION                CUSTOMER(S)
-------------------------------------------------------------------------------------------------------------------
 F-16 A/B, C/D Falcon    - AN/APG 66, 68 Airborne      Transmitter and low power RF        Northrop Grumman,
                           Radar                       assemblies; Integrated Microwave    BAE Systems, U.S. Air
                         - (V)XM Fire Control Radar    Assemblies (IMA) and digitally      Force,
                         - ALR-56 Electronic Warfare   tuned oscillators for electronic    South Korea,
                           System                      warfare systems                     Taiwan, Israel,
                         - RAPPORT Electronic Warfare                                      Greece, Egypt,
                           System                                                          Norway, Turkey,
                         - SPEWS II Electronic                                             Belgium, Denmark,
                           Warfare System                                                  Netherlands
-------------------------------------------------------------------------------------------------------------------
 F/A-18 C/D Hornet       - Automatic Carrier Landing   AN/ARA-63 receiver-decoder group,   U.S. Navy,
 F/A-18 E/F Super          System (ACLS)               APN 202 Transponder and 1623        BAE Systems,
 Hornet                  - Low Probability Intercept   Receiver of the Automatic Carrier   Raytheon
                           Altimeter (LPIA)            Landing System which provides
                         - APG 65, 70 and 73 Fire      instrument approach guidance from
                           Control Radar               the ship to aircraft; Low
                                                       Probability of Intercept
                                                       Altimeter; receiver protector,
                                                       phase shifters and attenuator for
                                                       the APG 65, 70 and 73 fire control
                                                       radar
-------------------------------------------------------------------------------------------------------------------
 F-15 Eagle              - APG 63 and 70 Fire Control  Receiver protector, phase shifter   U.S. Air Force,
                           Radar                       and waveguide switch                Raytheon
-------------------------------------------------------------------------------------------------------------------
 Gripen                  - Electronic Warfare Systems  Limiter amplifier module            SAAB
-------------------------------------------------------------------------------------------------------------------
 EA-6B Prowler                                         Dual down converter, complex        Northrop Grumman,
                         - Improved Capabilities       microwave assemblies and coaxial    BAE Systems
                           (ICAP III) Electronic       integrated networks used in the
                           Warfare Systems             transmit and receive systems to
                                                       suppress enemy air defenses
-------------------------------------------------------------------------------------------------------------------
 RC-135                  - Intelligence Gathering      Amplifier assemblies and switch     L-3 Communications
 Rivet Joint             - Communication Intercept     products for on-board systems that
                                                       enable military specialists to
                                                       monitor electromagnetic emissions
                                                       of adversaries
-------------------------------------------------------------------------------------------------------------------
 U-2 Butterfly           - Intelligence Gathering      Digitally tuned oscillator and      BAE Systems
                         - Communication Intercept     microwave switch matrix products
                                                       for surveillance systems
-------------------------------------------------------------------------------------------------------------------
 E-3 AWACS               - APX-103                     High power switch network for       U.S. Air Force
                                                       transmitter
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
   PROGRAM/PLATFORM              HOST SYSTEM                  PRODUCT DESCRIPTION                CUSTOMER(S)
-------------------------------------------------------------------------------------------------------------------
 E-2C Hawkeye            - ALQ-210/217 Electronic      Amplifier and switching systems     Lockheed Martin
                           Warfare System              used in Electronic Support
                         - APS-145 (Radar)             Measures (ESM) and RF power
                                                       measurement system for radar
-------------------------------------------------------------------------------------------------------------------
 AIM-120                 - Warhead Replaceable         Tracking transponder and flight     Harris Corporation
 Advanced Medium-Range     Tactical Telemetry Module   termination command and control in
 Air-to-Air Missile        (WRTTM)                     the WRTTM used in the U.S. Air
 (AMRAAM)                                              Force AIM-120 AMRAAM.
-------------------------------------------------------------------------------------------------------------------
 Conventional Air        - Data Acquisition Encoder    Transmitter, command decoder,       Boeing
 Launch Cruise Missile     Systems                     Flight Termination Receiver (FTR),
 (CALCM)                                               Pulse Code Modulator (PCM) and PCM
                                                       encryption for accumulation and
                                                       transmission of flight data
-------------------------------------------------------------------------------------------------------------------
 BLU-108                 - Sensor Fuzed Weapon         Hybrids used to process target      Textron Systems
                                                       identification for sensor fused
                                                       air-to-ground strike munitions
-------------------------------------------------------------------------------------------------------------------
 Trident D5 Missile      - Low Cost Test Missile Kit   Flight Termination Receiver (FTR),  Lockheed Martin
                                                       GPS translator, GPS antenna,
                                                       preamplifiers, data acquisition,
                                                       telemetry/tracking transmitter,
                                                       feed network, integrated valve,
                                                       assembly current monitor
-------------------------------------------------------------------------------------------------------------------
 BQM-74E, Predator,      - LN-200 Inertial fiber-      Fiber-optic receiver which          Northrop Grumman
 Global Hawk,              optic gyros                 provides guidance and control as
 AMRAAM,                                               part of the inertial fiber optic
 RAH-66 Helicopter                                     gyros
-------------------------------------------------------------------------------------------------------------------
 BQM-74E Target Drones,  - Multiple Aircraft           MAGIC2 for use as a target control  U.S. Navy,
 MQM 107E Target Drones    Integrated Command and      system for the BQM-74 and MQM-107   BAE Systems,
                           Control System (MAGIC2)     target drone systems                Northrop Grumman,
                                                                                           Raytheon,
                                                                                           Singapore,
                                                                                           Australia,
                                                                                           Egypt
-------------------------------------------------------------------------------------------------------------------
 KDX-II Program          - AN/URT-23F Radio            URT-23F, a 1KW HF radio used for    South Korea (ROK)
 Korean Navy             - UPX-28 (IFF)                ship to shore communication;
 Destroyer                                             UPX-28 used for identification
                                                       friend or foe
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
   PROGRAM/PLATFORM              HOST SYSTEM                  PRODUCT DESCRIPTION                CUSTOMER(S)
-------------------------------------------------------------------------------------------------------------------
 Advanced Integrated     - AN/SLY-2                    Integrated multi-frequency          Northrop Grumman
 Electronic Warfare                                    subsystems which are designed to
 System (AIEWS)                                        provide improved situational
                                                       awareness, engagement support,
                                                       counter targeting and anti-ship
                                                       missile defense capabilities for
                                                       the U.S. Navy's next generation
                                                       shipboard electronic warfare
                                                       system
-------------------------------------------------------------------------------------------------------------------
 Missile Defense         - Phased array radar          Switching and time delay            Raytheon
 Systems:                                              assemblies to assist in long range
 Theater High                                          and high altitude missile tracking
 Altitude Air Defense
 (THAAD),
 SPY-3 Radar,
 High Power
 Distriminator (HPD),
 X-Band Radar (XBR)
-------------------------------------------------------------------------------------------------------------------
 Hummell                 - Electronic Warfare Systems  High power amplifier systems for    EADS
                                                       mobile jamming system
-------------------------------------------------------------------------------------------------------------------
 Delta, Atlas and Titan  - Airborne Tracking System    Radar transponders used to track    Lockheed Martin
 Launch Vehicles,                                      virtually every manned and          Boeing
 SPOT Satellite,                                       unmanned aerial vehicle and         NASA
 Space Shuttle                                         missile                             Matra
                                                                                           Orbital Science
-------------------------------------------------------------------------------------------------------------------
 B-52H Buffalo           - Situational Awareness       Amplifier and switching systems     Lockheed Martin
                           Defensive Improvement       used in Electronic Support
                           (SADI)                      Measures (ESM)
-------------------------------------------------------------------------------------------------------------------
 H-60 Helicopters        - LAMPS                       Amplifier and switching system      Lockheed Martin
                          Electronic Warfare System    used in Electronic Support
                                                       Measures (ESM)
-------------------------------------------------------------------------------------------------------------------
 European Fighter        - Electronic Warfare System   Traveling Wave Tube (TWT)           FIAT
 Aircraft (EFA)                                        Microwave Driver Assembly
-------------------------------------------------------------------------------------------------------------------


COMMERCIAL TECHNOLOGIES

     Our commercial technologies are comprised of scientific products and medical products.

     Scientific Products. Our scientific products are used extensively in Nuclear Magnetic Resonance (NMR) systems. These amplifiers cover the frequency ranges of 6 MHz to 950 MHz, with power levels as high as 2.0KW peak power at 10% duty cycle.

     All amplifiers have dual mode capability and can be operated in either a pulsed or continuous wave. Custom products or private labeling is available. Scientific customers include OEM, system manufacturers and research centers.


     Medical Products. Our medical products vary in complexity from single modules, to rack mounted amplifiers, to complete systems. The rack-mounted amplifiers and complete systems typically include detection/protection circuitry, built-in power supplies, front panel metering and digital and/or analog interface controls. Both forced air and/or water cooling are used, depending on the customer's requirements.

     All products feature highly reliable technical solutions designed for improved production and reliability. Producibility is enhanced through the use of surface mount components and circuit designs which eliminate the need for excessive alignment during the production cycle. High reliability is achieved through the implementation of conservative thermal and RF circuit design and sophisticated self-protection schemes. Reliability is further enhanced during the design phase by employing detailed environmental testing.

     Our medical products are used in Magnetic Resonance Imaging, or MRI, systems. These amplifiers cover the frequency ranges of 10 MHz to 200 MHz with power levels as high as 12.0KW peak power at 10% duty cycle.


     All amplifiers have dual mode capability and can be operated in either a pulsed or continuous wave mode. Custom products or private labeling are available. Medical customers include both original equipment manufacturers, systems manufacturers, universities and research centers.


CUSTOMERS


     During the fiscal year ended July 29, 2001, approximately 19% of our net sales were attributable to contracts with offices and agencies of the U.S. government. No other customers accounted for shipments in excess of 10% of net sales.


     We provide defense electronics equipment to major defense prime contractors for integration into larger platforms and systems. Some of our customers for defense electronics equipment include:

         Boeing
         BAE Systems
         Harris
         Lockheed Martin
         Northrop Grumman
         Raytheon


     During fiscal 2001, sales to foreign customers accounted for approximately 27% of our net sales. The governments of Egypt, Japan, South Korea, Taiwan and the United Kingdom are all significant customers of ours. All of our contracts with foreign customers are payable in U.S. dollars. International sales are subject to numerous risks, including political and economic instability in foreign markets, including currency and economic difficulties in the Pacific Rim, restrictive trade policies of foreign governments, inconsistent product regulation by foreign agencies or governments, imposition of product tariffs and burdens and costs of complying with a wide variety of international and U.S. export laws and regulatory requirements. Our international sales also are subject to us obtaining export licenses for certain products and systems.


SALES AND MARKETING

     We market our products worldwide to the United States government, prime contractors and various countries in defense markets, and to OEMs, research institutions and universities in commercial markets. Sales are primarily through a sales force generally organized by geographic territory and markets. In addition, we have contracts with manufacturers' representatives in the United States and international representatives who are located in Western Europe, the Middle East and Asia. As part of our marketing efforts, we advertise in major trade publications and attend major industrial shows in the commercial, medical, satellite communications and defense markets.

     After we have identified key potential customers, we make sales calls with our own sales, management and engineering personnel. In order to promote widespread acceptance of our products and provide customers with support, our sales and engineering teams work closely with our customers to develop tailored solutions to their requirements. We believe that our customer engineering support provides us with a key competitive advantage.

     We also produce microwave components that are sold through our catalog, which for almost forty years has been an industry leader, and sell attenuating devices and IQ modulation and phase shifters through the microwave engineer's handbook.

MANUFACTURING

     We manufacture our products from standard components, as well as from items that are manufactured by vendors to our specifications. A majority of our defense electronics and commercial assemblies and subsystems contain proprietary technology which is designed and tested by our engineers and technicians and is manufactured at our own facilities.

     We continue to invest in improving our proprietary manufacturing processes and the automation of the manufacturing processes. Automation is critical in meeting our customers' demands for price competitiveness, world class quality and on-time delivery. We are also investing to enhance our responsiveness to the production demands of our customers.

     We purchase electronic components and other raw materials used in our products from a large number of suppliers and all such materials are readily available from alternate sources.

     We maintain minimal levels of finished products inventory to meet the needs of our medical products customers. We generally purchase raw materials for specific contracts, and we purchase common components for stock based on our firm fixed backlog.

     There are no significant environmental control procedures required concerning the discharge of materials into the environment that require us to invest in any significant capital equipment or that would have a material effect on our earnings or our competitive position.

     Quality assurance checks are performed on manufacturing processes, purchased items, work-in-process and finished products. Due to the complexity of our products, final tests are performed on some products by highly skilled engineers and technicians.

     Our primary manufacturing facilities have earned the ISO 9001 Registration. The ISO 9000 series standards are internationally recognized quality management system requirements. ISO 9001, the most comprehensive Standard in the ISO 9000 Series, covers design, manufacturing, installation, and servicing systems.

     Assembly, test, package and shipment of products are done at our manufacturing facilities located in the following cities:

         Lancaster, Pennsylvania
         Farmingdale, New York
         Woburn, Massachusetts
         Jerusalem, Israel

BACKLOG

     Our total backlog of orders was approximately $80.2 million on January 27, 2002 as compared to $68.6 million on January 28, 2001. Of our total backlog of $80.2 million at January 27, 2002, $49.3 million is attributable to domestic orders and $30.9 million is attributable to foreign orders. Of the amount attributable to foreign orders, $11.8 million is covered by letters of credit.

     All of the orders included in backlog are covered by signed contracts or purchase orders. Backlog is not directly indicative of future sales. Accordingly, we do not believe that our backlog as of any particular date is representative of actual sales for any succeeding period.

     Substantially all of our contracts are fixed price contracts, some of which require delivery over time periods in excess of one year. With this type of contract, we agree to deliver products at a fixed price except for costs incurred because of change orders issued by the customer.

     In accordance with Department of Defense procedures, all contracts involving government programs may be terminated by the government, in whole or in part, at the government's discretion. In the event of such a termination, prime contractors on such contracts are required to terminate their subcontracts on the program, and the government or the prime contractor is obligated to pay the costs incurred by us under the contract to the date of termination plus a fee based on the work completed.

PRODUCT DEVELOPMENT


     We believe that our growth depends, in part, on our ability to renew and expand our technology, products, and design and manufacturing processes with an emphasis on cost effectiveness. Our primary efforts are focused on engineering design and product development activities rather than pure research. Our policy is to assign the required engineering and support people, on an ad hoc basis, to new product development as needs require and budgets permit. The cost of these development activities, including employees' time and prototype development, was approximately $3.2 million in fiscal 1999, $3.5 million in fiscal 2000 and $4.6 million in fiscal 2001, of which we paid approximately $1.7 million in fiscal 1999, $2.3 million in fiscal 2000 and $2.6 million in 2001. The remainder of these costs were paid by some of our customers.


COMPETITION

     The microwave component and subsystems industry is highly competitive and we compete against many companies, both foreign and domestic. Many of these companies are larger, have greater financial resources and are better known. As a supplier, we also experience significant competition from the in-house capabilities of our customers.

     Competition is generally based upon technology, design, past performance and price. Our ability to compete depends, in part, on our ability to offer better design and performance than our competitors and our readiness in facilities, equipment and personnel to complete the programs. Many of the programs in which we participate are long standing programs in which we are the sole provider of our product.

GOVERNMENT REGULATION

     Because of our participation in the defense industry, we are subject to audits by various government agencies for our compliance with government regulations. We are also subject to a variety of local, state and federal government regulations relating to, among other things, the storage, discharge, handling, omission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. We believe that we operate our business in material compliance with applicable laws and regulations. However, any failure to comply with existing or future laws or regulations could have a material adverse impact on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely primarily on a combination of trade secrets and employee and third-party nondisclosure agreements to protect our intellectual property, as well as limiting access to the distribution of proprietary information. We cannot assure you that the steps taken to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing such technology. Furthermore, we cannot assure you that, in the future, third parties will not assert infringement claims against us or with respect to our products for which we have indemnified certain of our customers. Asserting our rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting our business, financial condition and results of operations. In the event a third party were successful in a claim that one of our products infringed its proprietary rights, we may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes on such proprietary rights, any of which could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

     As of January 27, 2002, we employed 563 persons full time. Of these employees, 80 comprise the engineering staff, 419 constitute manufacturing personnel, 22 occupy sales and marketing positions, and 42 are in executive, management, and support functions. None of our employees are covered by collective bargaining agreements and we consider our employee relations to be satisfactory. We believe that our future success will depend, in part, on our continued ability to recruit and retain highly skilled technical, managerial and marketing personnel, including microwave engineers. To assist in recruiting and retaining such personnel, we have established competitive benefits programs, including a 401(k) employee savings plan and stock option plans.

LEGAL PROCEEDINGS

     In August 2001, Robinson Laboratories, Inc. and Ben Robinson filed an amended complaint against us in the United States District Court for the Eastern District of New York. We acquired Robinson Laboratories in January 2000. The core allegations are (1) that we have not issued certain shares of common stock in connection with certain earn out requirements contained in an asset purchase agreement dated February 1, 2000; (2) that we breached an employment agreement with Robinson by terminating his employment; and (3) that we breached a stock option agreement with Robinson. In September 2001, we filed an answer and affirmative defenses and counterclaims in this matter denying the material allegations of the amended complaint. We also filed counterclaims against both Robinson Laboratories and Robinson. In these counterclaims, our core allegations concern Robinson's misconduct (1) in connection with the manner he attempted to satisfy Robinson Laboratories' earn out requirements; (2) misrepresentations made in connection with the asset purchase agreement; (3) wrongdoing as our employee leading to his termination; and (4) post-employment wrongdoing in connection with a new company. In addition to seeking a declaratory judgment, we have also asserted claims for, among other things, fraud, breach of contract, breach of fiduciary duty, unfair competition and tortious interference with actual and prospective contractual relationships. The parties are now engaged in discovery and expect a trial date this year. We believe that we have meritorious defenses to this action.

PROPERTIES

     Our facilities are as follows:

                                                                                 OWNED
                                                                                   OR
LOCATION                       PURPOSE OF PROPERTY                  AREA         LEASED
--------                       -------------------                  ----         ------
Lancaster, PA(1)      Production, engineering,                 86,200 sq. ft.    Owned
                      administrative and executive offices
Woburn, MA            Production, engineering and              60,000 sq. ft.    Owned
                      administration
Farmingdale, NY(2)    Production, engineering and              46,000 sq. ft.    Leased
                      administration                           14,000 sq. ft.    Leased
Jerusalem, Israel     Production, engineering and              12,000 sq. ft.    Owned
                      administration
Chicago, IL           Engineering and administration            3,000 sq. ft.    Leased
Lancaster, PA         Land held for expansion                      20.4 Acres    Owned

---------------
(1) Our executive offices occupy approximately 4,000 sq. ft. of space at this facility with engineering and administrative offices occupying 10,000 sq. ft. each.

(2) On September 23, 1999 we closed on the sale of our prior owned facility in Amityville, NY and relocated to two facilities in Farmingdale, NY. We entered into two 10-year lease agreements with a partnership owned by the children of Messrs. Blatt and Levy. The leases provide for initial minimum annual rent of approximately $312,000 and $92,000, respectively, in each case subject to escalation of approximately 4% annually throughout the term.

     We believe that our facilities are adequate for our current and presently anticipated future needs.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following lists our current executive officers and directors:


NAME                                         AGE               POSITION(S)
----                                         ---               -----------
Lee N. Blatt...............................  74     Chairman of the Board
Myron Levy.................................  61     Chief Executive Officer and
                                                    Director
Howard M. Eckstein.........................  50     Senior Vice President
John M. Kelley.............................  48     Senior Vice President
Rozalie Schachter..........................  55     Senior Vice President
Mitchell Tuckman...........................  51     Senior Vice President
William Wilson.............................  53     Senior Vice President
Anello C. Garefino.........................  54     Vice President-Finance, Treasurer
                                                    and Chief Financial Officer
David H. Lieberman.........................  57     Secretary, Director, Member of
                                                    Nominating Committee
Adm. Thomas J. Allshouse(Ret.).............  76     Director, Member of Compensation
                                                    and Audit Committees
Alvin M. Silver............................  70     Director, Member of Compensation
                                                    and Audit Committees
John A. Thonet.............................  50     Director, Member of Nominating
                                                    Committee
Adm. Edward K. Walker, Jr.(Ret.)...........  68     Director, Member of Compensation,
                                                    Audit and Nominating Committees



     MR. LEE N. BLATT is our co-founder and has been our Chairman of the board of directors since its organization in 1965. Mr. Blatt holds a Bachelors Degree in Electrical Engineering from Syracuse University and a Masters Degree in Business Administration from City College of New York.



     MR. MYRON LEVY has been our Chief Executive Officer since August 2001 and served as President since June 1993, and as Executive Vice President and Treasurer since May 1991, and prior thereto as Vice President for Business Operations and Treasurer since October 1988. For more than ten years prior to joining us, Mr. Levy, a certified public accountant, was employed in various executive capacities, including Vice-President, by Griffon Corporation (formerly Instrument Systems Corporation).


     MR. HOWARD M. ECKSTEIN was appointed Senior Vice President in July 2000, and served as Vice President and General Manager, Herley Vega since December 1998, and was Vice President, New Product Development upon joining us in April 1998. Mr. Eckstein has 25 years experience in the design and development of aerospace telemetry equipment and systems. Mr. Eckstein served from 1992 to 1998 as Vice President -- Advanced Products for L3 Communications, and as Vice President -- Engineering from 1986 to 1992. Mr. Eckstein earned his Bachelors Degree in Electrical Engineering from the Pennsylvania State University and holds a Masters Degree in Engineering from the University of Pennsylvania.

     MR. JOHN KELLEY was appointed Senior Vice President in July 2000, and served as Vice President/ Director of Corporate Communications since March 2000. Mr. Kelley joined us in December 1998 as Director of Investor Relations. Prior to joining Herley, Mr. Kelley had fifteen years of banking experience, most recently serving as Vice President at First Capital Bank. Mr. Kelley earned his BS in Finance from the University of Arizona, Tucson, Arizona, with Graduate Degree Studies at UCLA.

     DR. ROZALIE SCHACHTER was appointed Senior Vice President in August 2001, and served as Vice President since May 2000. Dr. Schachter joined General Microwave in 1990 and was Vice President, Business Development when we acquired General Microwave in January 1999. Prior to joining General Microwave, Dr. Schachter held positions as Technical Director at American Cyanamid Co. and Group

Leader at Stauffer Chemical Co. Dr. Schachter received her BS from Brooklyn College in 1968, MS from Yeshiva University in 1970 and PhD in Physics from New York University in 1979.

     MR. MITCHELL TUCKMAN was appointed Senior Vice President in July 2000, and served as our Vice President since the acquisition of General Microwave Corporation in January 1999. At the time of the acquisition, Mr. Tuckman was President -- Chief Executive Officer of General Microwave since March 1995. He was Executive Vice President and Chief Operating Officer of General Microwave from August 1994 until March 1995. From June 1993 until August 1994, Mr. Tuckman was Vice President Microwave Engineering of General Microwave. Prior to that, he was Chief Microwave Engineer of General Microwave.

     MR. WILLIAM WILSON has been employed as Senior Vice President since January 2002. From 1991 until his employment with us, Mr. Wilson held several executive positions with the Litton Laser Systems, a division of Northrop Grumman including, Vice President of Technical Operations and Special Projects from 1998 until January 2002. Mr. Wilson holds a Bachelors Degree in Engineering from the University of Arkansas.

     MR. ANELLO C. GAREFINO has been employed by us in various executive capacities for more than the past five years. Mr. Garefino, a certified public accountant, was appointed Vice President-Finance, Treasurer and Chief Financial Officer in June 1993. From 1987 to January 1990, Mr. Garefino was Corporate Controller of Exide Corporation.

     MR. DAVID H. LIEBERMAN has been a director since 1985 and our Secretary since 1994. Mr. Lieberman has been a practicing attorney in the State of New York for more than the past ten years and is a member of the firm of Blau, Kramer, Wactlar & Lieberman, P.C., our general counsel.

     ADMIRAL THOMAS J. ALLSHOUSE (RET.) has been a director since September 1983. Prior to 1981, when he retired from the United States Navy, Admiral Allshouse served for 34 years in various naval officer positions, including acting as commanding officer of the United States Naval Ships Parts Control Center. Admiral Allshouse holds a Bachelors Degree in Engineering from the United States Naval Academy and a Masters Degree in Business Administration from Harvard University.

     DR. ALVIN M. SILVER became a director in October 1997. Since 1977, Dr. Silver has been Executive Vice President of the Ademco Division of Pittway Corporation. Dr. Silver holds a Bachelors Degree in Industrial Engineering from Columbia University, a Masters Degree in Industrial Engineering from Stevens Institute of Technology and a Doctor of Engineering Science Degree in Industrial Engineering/ Operations Research from Columbia University. Dr. Silver is a Professor at the Frank G. Zarb School of Business of Hofstra University.

     MR. JOHN A. THONET became a director in 1991 and has been President of Thonet Associates, an environmental consulting firm specializing in land planning and zoning matters, for the past ten years. Mr. Thonet is the son-in-law of Mr. Blatt.

     ADMIRAL EDWARD K. WALKER, JR. (RET.) became a director in October 1997. Since his retirement from the United States Navy in 1988, Admiral Walker has been the Director of Corporate Strategy for Resource Consultants, Inc., a privately held corporation supporting the Department of Defense, and other government agencies. Prior to his retirement from the United States Navy, Admiral Walker served for 34 years in various naval officer positions, including Commander of the Naval Supply Systems Command, and Chief of Supply Corps. Admiral Walker holds a Bachelors Degree from the United States Naval Academy and Masters Degree in Business Administration from The George Washington University.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has a compensation committee, audit committee and nominating committee. The compensation committee administers compensation plans, including stock option plans, options to officers and employees and establishes the compensation structure for our executives. The audit committee recommends appointment of our independent auditors and maintains a direct exchange of information with the auditors including review of the results of and scope of audits and other accounting-related services provided by our auditors. The audit committee operates under a written charter adopted by the board of directors. The nominating committee nominates directors for election by stockholders.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation with respect to our Chairman, Chief Executive Officer, and our three most highly compensated executive officers other than the Chief Executive Officer (the "named executive officers") for services rendered for the fiscal years ended July 29, 2001, July 30, 2000 and August 1, 1999.

                           SUMMARY COMPENSATION TABLE


                                                                          LONG-TERM COMPENSATION
                                        ANNUAL COMPENSATION(1)        ------------------------------
                                    -------------------------------     SECURITIES
                                    FISCAL                              UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY(2)    BONUS(3)   OPTIONS/SARS(4)   COMPENSATION
---------------------------         ------    ---------    --------   ---------------   ------------
Lee N. Blatt......................   2001     $630,959     $     --       150,000(5)      $  4,800(8)
Chairman of the Board                2000      637,879      539,619       225,000(6)         4,800
                                     1999      475,908      538,126       750,000(7)         4,800
Myron Levy........................   2001     $465,593     $     --       150,000(5)      $  6,348(8)
Chief Executive Officer              2000      471,590      431,695       225,000(6)         6,924
                                     1999      329,166      430,501       750,000(7)         9,525
Allan L. Coon(9)..................   2001     $197,681     $     --        15,000(5)      $  7,572(8)
Senior Vice President                2000      158,758       50,000        22,500(6)         8,094
                                     1999      137,157       35,000        30,000(7)         6,502
Howard Eckstein...................   2001     $145,972     $ 25,000        15,000(5)      $  5,250(8)
Senior Vice President                2000      120,016       20,000        15,000(6)         4,402
                                     1999      114,240        3,000        22,500(7)         4,083
Mitchell Tuckman..................   2001     $173,269     $  6,875        11,250(5)      $  5,140(8)
Senior Vice President                2000      160,000           --        15,000(6)         5,059
                                     1999       92,308       44,985        30,000(7)         2,664


---------------
(1) Does not include Other Annual Compensation because amounts of certain perquisites and other non-cash benefits provided by us do not exceed the lesser of $50,000 or 10% of the total annual base salary and bonus disclosed in this table for the respective officer.

(2) Amounts set forth herein include cost of living adjustments for Messrs. Blatt and Levy under employment contracts.

(3) Represents for Messrs. Blatt and Levy incentive compensation under employment agreements. The incentive under the contracts was waived by these individuals for fiscal year 2001.

(4) Adjusted to give effect to a three-for-two stock split on September 10, 2001.

(5) Consisting of the following options issued in March 2001 for the right to purchase our common stock at a price of $8.3753: Lee N. Blatt -- 150,000, Myron Levy -- 150,000, Allan L. Coon -- 15,000, Howard Eckstein -- 15,000, and Mitchell Tuckman -- 11,250.

(6) Consisting of the following options issued in May 2000 for the right to purchase our common stock at a price of $10.4587: Lee N. Blatt -- 225,000, Myron Levy -- 225,000, Allan L. Coon -- 22,500, Howard Eckstein -- 15,000, and Mitchell Tuckman -- 15,000.

(7) Consisting of the following options issued in August 1998 for the right to purchase common stock at a price of $6.1667 Lee N. Blatt -- 375,000, and Myron Levy -- 375,000; options granted in December 1998 at a price of $7.6253: Allan L. Coon -- 15,000, and Howard Eckstein -- 11,250; and at a price of $8.7691 (at 115% of the market price on date of issue): Allan L. Coon -- 15,000, and Howard Eckstein -- 11,250; and options granted in June 1999 at a price of $8.0833: Lee N. Blatt --

    187,500, and Myron Levy -- 187,500, and at a price of $9.2958 (at 115% of the market price on date of issue): Lee N. Blatt -- 187,500, and Myron
    Levy -- 187,500; and options granted in January 1999 at a price of 10.9733 (at 115% of the market price on date of issue): Mitchell Tuckman -- 15,000, and at a price of $9.542: Mitchell Tuckman -- 15,000.

(8) All Other Compensation includes: (a) group term life insurance as follows:
    $1,548 for Mr. Levy, $2,772 for Mr. Coon, $450 for Mr. Eckstein, and $340 for Mr. Tuckman, and (b) contributions to our 401(k) Plan as a pre-tax salary deferral as follows: $4,800 for each of Messrs. Blatt, Levy, Coon, Eckstein and Tuckman.

(9) Mr. Coon retired in February 2002.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning the stock options granted to the named executive officers during fiscal 2001.


                                                  INDIVIDUAL GRANTS(1)
                                         ---------------------------------------    POTENTIAL REALIZED VALUE AT
                            NUMBER OF                                                 ASSUMED ANNUAL RATES OF
                            SECURITIES     % OF TOTAL                                STOCK PRICE APPRECIATION
                            UNDERLYING   OPTIONS ISSUED    EXERCISE                       OPTION TERM(4)
                             OPTIONS     TO EMPLOYEES IN    PRICE     EXPIRATION   -----------------------------
NAME                        GRANTED(2)   FISCAL YEAR(3)     ($/SH)       DATE       0%        5%         10%
----                        ----------   ---------------   --------   ----------   -----   --------   ----------
Lee N. Blatt..............   150,000           18           $8.38      3/12/11     $0.00   $790,077   $2,002,211
Myron Levy................   150,000           18           $8.38      3/12/11     $0.00   $790,077   $2,002,211
Allan L. Coon.............    15,000            2           $8.38      4/12/06     $0.00   $ 35,375   $   78,343
Howard Eckstein...........    15,000            2           $8.38      4/12/06     $0.00   $ 35,375   $   78,343
Mitchell Tuckman..........    11,250            1           $8.38      4/12/06     $0.00   $ 26,531   $   58,757


---------------
(1) Adjusted to give effect to a three-for-two stock split on September 10, 2001.

(2) Options were issued in fiscal 2001 at 100% of the closing price of our common stock on dates of issue and vest as follows: Lee N. Blatt and Myron Levy -- at date of grant, Allan L. Coon Howard Eckstein and Mitchell Tuckman -- one-fifth of the options on each of the first through fifth anniversaries of the date of grant.

(3) Total options issued to employees and directors in fiscal 2001 were for 829,500 shares of common stock.

(4) The amounts under the columns labeled "5%" and "10%" are included by us pursuant to certain rules promulgated by the Commission and are not intended to forecast future appreciation, if any, in the price of the common stock. Such amounts are based on the assumption that the named persons hold the options for the full term of the options. The actual value of the options will vary in accordance with the market price of the common stock. The column headed "0%" is included to demonstrate that the options were issued with an exercise price greater than or equal to the trading price of the Common Stock so that the holders of the options will not recognize any gain without an increase in the stock price, which increase benefits all stockholders commensurately.

AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table sets forth stock options exercised during fiscal 2001 and all unexercised stock options and warrants held by the named executive officers as of July 29, 2001.

                                                                                                VALUE OF
                                                            NUMBER OF UNEXERCISED       UNEXERCISED IN THE-MONEY
                                                            OPTIONS AND WARRANTS          OPTIONS AND WARRANTS
                            SHARES                          AT FISCAL YEAR-END(2)       AT FISCAL YEAR-END(2)(3)
                          ACQUIRED ON       VALUE        ---------------------------   ---------------------------
NAME                      EXERCISE(#)   REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   --------------   -----------   -------------   -----------   -------------
Lee N. Blatt............        --          $   --        1,199,999           --       $12,055,490     $     --
Myron Levy..............        --              --        1,100,000           --        10,607,874           --
Allan L. Coon...........        --              --           97,998       27,000         1,078,495      250,394
Howard Eckstein.........        --              --           23,250       40,500           207,964      347,676
Mitchell Tuckman........     1,500           6,875           19,500       35,250           140,914      276,524

---------------
(1) Values are calculated by subtracting the exercise price from the trading price of the common stock as of the exercise date

(2) Adjusted to give effect to a three-for-two stock split on September 10, 2001.

(3) Based upon the closing price of the common stock of $17.57 on July 29, 2001.

EMPLOYMENT AGREEMENTS


     Lee N. Blatt entered into an employment agreement with us, dated as of October 1, 1998 (as modified January 26, 1999 and July 30, 1999), which provides for an initial four year and three month term commencing October 1, 1998, and terminating on December 31, 2003 (as extended). The term of the agreement automatically extends for three years from each January 1, unless either party provides written notice not to extend the term. Pursuant to the agreement, Mr. Blatt receives compensation consisting of a base salary of $626,217, as adjusted June 30, 2001, with an annual cost of living increase plus an incentive bonus. Mr. Blatt's incentive bonus is 5% of our pretax income in excess of $2,000,000. Mr. Blatt waived the incentive bonus for fiscal 2001.



     Myron Levy entered into an employment agreement with us, dated as of October 1, 1998, (as modified January 26, 1999 and July 30, 1999), which provides for an initial four year and three month term commencing October 1, 1998, and terminating on December 31, 2003 (as extended), and a five year consulting period commencing at the end of the active employment period. The term of the agreement automatically extends for three years from each January 1, unless either party provides written notice not to extend the term. Pursuant to the agreement, Mr. Levy receives compensation consisting of a base salary of $462,097, as adjusted June 30, 2001, with an annual cost of living increase plus an incentive bonus. Mr. Levy's incentive bonus is 4% of our pretax income in excess of $2,000,000. Mr. Levy's compensation during the consulting period is at the annual rate of $100,000. Mr. Levy waived the incentive bonus for fiscal 2001.


     The employment agreements with Messrs. Blatt and Levy provide for certain payments following death or disability. The employment agreements also provide, in the event of a change in our control, as defined therein, the right, at their election, to terminate the agreement and receive a lump sum payment of approximately three times their annual salary.

     Messrs. Eckstein and Tuckman have each entered into a severance agreement with us dated July 26, 2000, which provides that in the event of a change in control prior to July 27, 2002, each is entitled to two years' base salary. The base salary of each executive as of November 1, 2001 is as follows: Mr. Eckstein $150,000, and Mr. Tuckman $175,000.

INDEMNIFICATION AGREEMENTS

     We have entered into separate indemnification agreements with our officers and directors. We have agreed to provide indemnification with regard to certain legal proceedings so long as the indemnified officer or director has acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We only provided indemnification for expenses, judgments, fines and amounts paid in settlement actually incurred by the relevant officer or director, or on his or her behalf, arising out of proceedings brought against such officer or director by reason of his or her corporate status.

CERTAIN TRANSACTIONS

     On January 16, 2001, the board of directors approved the purchase of an industrial parcel of land adjacent to the existing facility in Lancaster, PA for $747,000 from a partnership of which the Chairman is general partner. Settlement on the property was on July 27, 2001. We used this land for a 15,000 square foot addition.


     On September 23, 1999, we closed on the sale of General Microwave's property in Amityville, New York and relocated the plant to a leased facility in Farmingdale, New York. We entered into a 10-year lease agreement with a partnership owned by the children of Messrs. Blatt and Levy. The lease provides for initial minimum annual rent of approximately $312,000 subject to escalation of approximately 4% annually throughout the term.


     Additionally, in March 2000, we entered into another 10-year lease agreement with the same partnership for additional space. The initial minimum annual rent of $92,000 is subject to escalation of approximately 4% annually throughout the 10-year term.

     We believe that these transactions were entered into at fair market values on the respective dates.

STOCK PLANS

     Certain of our officers and directors hold options or warrants to purchase common stock under our 1996 Stock Option Plan, 1997 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan, and under certain warrant agreements. The following information about our stock plans and warrant agreements reflect our three-for-two stock split as of September 10, 2001.

     1996 Stock Option Plan. The 1996 Stock Option Plan covers 1,000,000 shares of common stock. Options granted under the plan may be incentive stock options qualified under Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Under the terms of the plan, the exercise price of options granted under the plan will be the fair market value at the date of grant. Prices for incentive stock options granted to employees who own 10% or more of our stock are at least 110% of market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the compensation committee or the board of directors. If not specified, 100% of the shares can be exercised one year after the date of grant. The options expire not later than ten years from the date of grant. At July 29, 2001, non-qualified options to purchase 78,996 shares of common stock were outstanding under this plan.

     1997 Stock Option Plan. The 1997 Stock Option Plan covers 2,500,000 shares of common stock. Options granted under the plan may be incentive stock options qualified under Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Under the terms of the plan, the exercise price of options granted under the plan will be the fair market value at the date of grant. Prices for incentive stock options granted to employees who own 10% or more of our stock are at least 110% of market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the compensation committee or the board of directors. If not specified, 100% of the shares can be exercised one year after the date of grant. The options expire not later than ten years from the date of grant, subject to certain restrictions. Options for 14,250 shares of common stock were granted during the fiscal year ended July 29, 2001. At July 29, 2001, options to purchase 1,181,740 shares of common stock were outstanding under this plan.

     1998 Stock Option Plan. The 1998 Stock Option Plan covers 2,250,000 shares of common stock. Options granted under the plan may be incentive stock options qualified under Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Under the terms of the plan, the exercise price of options granted under the plan will be the fair market value at the date of grant. Prices for incentive stock options granted to employees who own 10% or more of our stock are at least 110% of market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the compensation committee or the board of directors. If not specified, 100% of the shares can be exercised one year after the date of grant. The options expire not later than ten years from the date of grant, subject to certain restrictions. Options for 440,250 shares of common stock were granted during the fiscal year ended July 29, 2001. At July 29, 2001, options to purchase 2,122,050 shares of common stock were outstanding under this plan.

     2000 Stock Option Plan. The 2000 Stock Option Plan covers 1,500,000 shares of common stock. Options granted under the plan are non-qualified stock options. Under the terms of the plan, the exercise price of options granted under the plan will be the fair market value at the date of grant. The nature and terms of the options to be granted are determined at the time of grant by the compensation committee or the board of directors. If not specified, 100% of the shares can be exercised one year after the date of grant. The options expire not later than ten years from the date of grant, subject to certain restrictions. Options for 375,000 shares of common stock were granted during the fiscal year ended July 29, 2001. At July 29, 2001, options to purchase 375,000 shares of common stock were outstanding under this plan.


     On March 12, 2001, we issued ten year options to purchase 150,000 shares of common stock at a price of $8.3753 per share, the fair market value at the date of grant, under these plans to each of Lee N. Blatt and Myron Levy, which options vest at grant date, and five year options for 15,000 shares of common stock at a price of $8.3753 per share to each of Allan L. Coon and Howard Eckstein, and options for 11,250 shares to Mitchell Tuckman. One-fifth of the five-year options will vest on each anniversary of the date of grant.


     Warrant Agreements. In December 1995, warrants were issued to certain officers for the right to acquire 440,000 shares of common stock at an exercise price of $3.09 per share at date of issue. These warrants expire December 13, 2005. At July 29, 2001, warrants to purchase 320,000 shares of common stock at $3.09 per share were outstanding.

EMPLOYEE SAVINGS PLAN

     We maintain an Employee Savings Plan that qualifies as a thrift plan under
Section 401(k) of the Internal Revenue Code. This plan allows employees to contribute between 2% and 15% of their salaries to the plan. At our discretion, we can contribute 100% of the first 2% of the employees' salary so contributed and 25% of the next 4% of salary. Additional contributions can be made by us, depending on profits. The aggregate benefit payable to an employee depends upon the employee's rate of contribution, the earnings of the fund, and the length of time such employee continues as a participant. We recognized expenses of approximately $164,000, $415,000 and $266,000 for the 52 weeks ended July 29, 2001, July 30, 2000 and August 1, 1999, respectively. For the year ended July 29, 2001, $4,800 was contributed by us to this plan for each of Messrs. Blatt, Levy, Coon, Eckstein and Tuckman, and $31,414 was contributed for all officers and directors as a group.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth the indicated information as of January 27, 2002 with respect to the beneficial ownership of our securities by: (1) all persons known to us to be beneficial owners of more than 5% of the outstanding shares of common stock, based solely on filings with the SEC, (2) each director, named executive officer and selling stockholder, and (3) by all executive officers and directors as a group.



     In addition, up to 200,000 shares owned by Lee N. Blatt, 100,000 shares owned by Myron Levy, 25,000 shares owned by Howard M. Eckstein, 8,250 shares owned by Mitchell Tuckman, 6,000 shares owned by Rozalie Schachter, 7,500 shares owned by John Kelley, 19,000 shares owned by Anello C. Garefino, 10,000 shares owned by Adm. Thomas J. Allshouse, 20,000 shares owned by John A. Thonet, 30,000 shares owned by Alvin M. Silver and 15,000 shares owned by Adm. Edward K. Walker, Jr. may be sold as part of the underwriters' over-allotment option.



                                                                SHARES OF COMMON
                                                                     STOCK
                                                                  BENEFICIALLY
                                                                  OWNED(1)(2)
                                                              --------------------
NAME                                                           SHARES      PERCENT
----                                                          ---------    -------
Lee N. Blatt(3)(5)..........................................    987,420      8.1%
Myron Levy(5)(6)............................................    837,680      7.0%
Howard M. Eckstein(5).......................................     30,750        *
Mitchell Tuckman(5).........................................      9,750        *
Rozalie Schachter(5)........................................      9,000        *
John Kelley(5)..............................................     13,500        *
Anello C. Garefino(5).......................................     23,609        *
Adm. Thomas J. Allshouse (Ret.)(5)..........................     73,250        *
David H. Lieberman(5).......................................     12,650        *
John A. Thonet(4)(5)........................................     81,788        *
Alvin M. Silver(5)..........................................     56,250        *
Adm. Edward K. Walker, Jr. (Ret.)(5)........................     42,750        *
Royce & Associates(7).......................................    633,450      5.5%
Directors and executive officers as a group (12 persons)....  2,178,397     17.1%


---------------

*less than 1%.


(1) No executive officer or director owns more than one percent of the outstanding shares of common stock unless otherwise indicated. Ownership represents sole voting and investment power.


(2) In the event the over-allotment option is exercised in full, after the offering Lee N. Blatt will own 787,420 shares, or 5.2%, Myron Levy will own 737,680 shares, or 4.9%, Howard M. Eckstein will own 5,750 shares, Mitchell Tuckman will own 1,500 shares, Rozalie Schachter will own 3,000 shares, John Kelley will own 6,000 shares, Anello C. Garefino will own 4,609 shares, Adm. Thomas J. Allshouse will own 63,250 shares, John A. Thonet will own 61,788 shares, Alvin M. Silver will own 26,250 shares, and Adm. Edward K. Walker, Jr. will own 27,750 shares.


(3) Does not include an aggregate of 458,902 shares owned by family members, including Hannah Thonet, Rebecca Thonet, Kathi Thonet, Randi Rossignol, Max Rossignol, Henry Rossignol, Patrick Rossignol and Allyson Gerber, of which Mr. Blatt disclaims beneficial ownership. Includes 100,000 shares owned by Mr. Blatt's wife, Sydelle Blatt.

(4) Does not include 155,998 shares, owned by Mr. Thonet's children, Hannah and Rebecca Thonet, and 32,417 shares owned by his wife, Kathi Thonet. Mr. Thonet disclaims beneficial ownership of these shares.


(5) Includes shares subject to options exercisable within 60 days after January 27, 2002 at prices ranging from $4.0625 to $10.9733 per share pursuant to our Stock Plans: Lee N. Blatt -- 601,000, Myron Levy -- 375,000, Howard Eckstein -- 30,750, Mitchell Tuckman -- 8,250, Rozalie

    Schachter -- 6,000, John Kelley -- 10,500, Anello C. Garefino -- 7,500, Adm. Thomas J. Allshouse -- 56,250, David H. Lieberman -- 11,750, John A.
    Thonet -- 61,250, Alvin M. Silver -- 56,250, Edward K. Walker -- 41,250.


(6) Includes shares subject to outstanding warrants exercisable within 60 days after January 27, 2002 at a price of $3.0937: 20,000 shares held by Mr. Levy's wife, Merle Levy. Does not include an aggregate of 80,000 warrants held by family members, including Ronni Roth, Samantha Roth, Zachary Roth, Stephanie Steren, Ian Steren and Jack Steren, of which Mr. Levy disclaims beneficial ownership.

(7) Address is 1414 Avenue of the Americas, Ninth Floor, New York, NY 10019.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of common stock, $.10 par value per share.

COMMON STOCK


     General. We have 20,000,000 authorized shares of common stock, 14,621,419 of which will be issued and outstanding following the consummation of this offering, assuming no exercise of the over-allotment option. All of our shares of common stock outstanding will be validly issued, fully paid and non-assessable.


     Voting Rights. Each share of common stock entitles its holder to one vote, either in person or by proxy, at meetings of stockholders. Our board of directors will consist of three classes each of which serves for a term of three years. At each annual meeting of the stockholders, the directors in only one class will be elected. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of the issued and outstanding shares of common stock can elect all of our directors.

     Dividend Policy. All shares of common stock are entitled to participate ratably in dividends when and as declared by our board of directors out of the funds legally available for payment of dividends. Any dividends may be paid in cash, property or additional shares of common stock. We presently expect that any earnings will be used to develop our business and that no cash dividends on the shares of common stock will be declared in the foreseeable future. Payment of future cash dividends will be subject to the discretion of our board of directors and will depend upon, among other things

     - future earnings;

     - our operating and financial condition;

     - our capital requirements; and

     - general business conditions.

     Therefore, cash dividends on our common stock may not be paid in the future. For additional information regarding our intention to pay dividends, see "Dividend Policy."

     Miscellaneous Rights and Provisions.  Holders of common stock do not have:

     - preemptive or other subscription rights;

     - conversion rights;

     - redemption; or

     - sinking fund provisions.

     In the event of our liquidation or dissolution, whether voluntary or involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to our holders of the equity after satisfaction of all liabilities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING


     Subject to the terms and conditions of an underwriting agreement, dated
            , 2002, the underwriters named below, acting through their representative, Bear, Stearns & Co. Inc. and SG Cowen Securities Corporation, have severally agreed with us and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names.



UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Bear, Stearns & Co. Inc.....................................
SG Cowen Securities Corporation.............................
                                                                  --------
Total.......................................................
                                                                  --------


     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

     The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to certain dealers at that
price less a concession of not in excess of $     per share, of which $     may
be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales of common stock to any accounts over which they exercise discretionary authority.


     We and the selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 450,000 shares of our common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 450,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage purchase commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. We and the selling stockholders will be obligated, pursuant to the over-allotment option, on a pro-rata basis, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.


     The following table summarizes the underwriting compensation to be paid to the underwriters by us and the selling stockholders from the proceeds of the offering, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


                                                                                  TOTAL
                                                                     -------------------------------
                                                                        WITHOUT            WITH
                                                        PER SHARE    OVER-ALLOTMENT   OVER-ALLOTMENT
                                                        ----------   --------------   --------------
Underwriting discounts and commissions payable by
  us..................................................  $              $                $
Underwriting discounts and commissions payable by the
  selling stockholders................................  $              $       --       $


     The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of common stock.

     We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $375,000.


     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Each of our executive officers and directors including, without limitation, the selling stockholders have agreed, subject to specified exceptions, not to enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the common stock on and including the 90th day after the registration statement relating to the offering has been declared effective by the staff of the Securities and Exchange Commission. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement, other than the selling stockholders, providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options or shares of common stock under existing stock option and incentive plans.

     Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

     The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representative in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for us by the law firm of Blau, Kramer, Wactlar & Lieberman, P.C., Jericho, New York. David H. Lieberman, our Secretary and one of our directors, is a member of Blau, Kramer, Wactlar & Lieberman, P.C. Mr. Lieberman owns shares and has options to purchase shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS


     The audited financial statements included in this prospectus and incorporated by reference, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts.


                      WHERE YOU CAN FIND MORE INFORMATION


     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy such materials at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC at the same address. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's website at www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

     - Annual Report on Form 10-K for the year ended July 29, 2001.

     - Quarterly Reports on Form 10-Q for the quarters ended October 28, 2001 and January 27, 2002.

     - Proxy Statement dated November 26, 2001 for our Annual Meeting of Stockholders.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                            Herley Industries, Inc.
                              3061 Industry Drive
                         Lancaster, Pennsylvania 17603
                                 (717) 397-2777
                           e-mail: herley@herley.com

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules.

                            HERLEY INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS:
 July 29, 2001:
     Report of Independent Public Accountants...............   F-2
     Consolidated Balance Sheets, July 30, 2000 and July 29,
      2001..................................................   F-3
     Consolidated Statements of Income for the 52 weeks
      ended August 1, 1999, July 30, 2000, and July 29,
      2001..................................................   F-4
     Consolidated Statements of Cash Flows for the 52 Weeks
      Ended August 1, 1999, July 30, 2000, and July 29,
      2001..................................................   F-5
     Consolidated Statements of Shareholders' Equity for the
      52 weeks ended August 1, 1999, July 30, 2000, and July
      29, 2001..............................................   F-6
     Notes to Consolidated Financial Statements.............   F-7
     Schedules have been omitted as not applicable.
 January 27, 2002:
     Consolidated Balance Sheets -- July 29, 2001 and
      January 27, 2002 (Unaudited)..........................  F-25
     Consolidated Statements of Income (Loss)
      (Unaudited) -- For the thirteen and twenty-six weeks
      ended January 28, 2001 and January 27, 2002...........  F-26
     Consolidated Statements of Cash Flows (Unaudited) --For
      the thirteen and twenty-six weeks ended January 28,
      2001 and January 27, 2002.............................  F-27
     Notes to Consolidated Financial Statements
      (Unaudited)...........................................  F-29

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Herley Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Herley Industries, Inc and Subsidiaries as of July 30, 2000 and July 29, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the 52 weeks ended August 1, 1999, July 30, 2000 and July 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Herley Industries, Inc. and Subsidiaries as of July 30, 2000 and July 29, 2001, and the consolidated results of their operations and their cash flows for the 52 weeks ended August 1, 1999, July 30, 2000 and July 29, 2001 in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

Lancaster, PA

October 3, 2001 (except with respect to the matters discussed in Note P, as to which the date is March 1, 2002.)

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              JULY 30,    JULY 29,
                                                                2000        2001
                                                              ---------   ---------
                                                              (IN THOUSANDS EXCEPT
                                                                   SHARE DATA)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $ 7,665    $ 13,041
  Accounts receivable.......................................    14,315      16,069
  Costs incurred and income recognized in excess of billings
     on uncompleted contracts...............................       146         541
  Other receivables.........................................       293         160
  Inventories...............................................    23,045      31,397
  Assets held for sale......................................        --       2,370
  Deferred taxes and other..................................     2,795       1,958
                                                               -------    --------
          Total Current Assets..............................    48,259      65,536
Property, Plant and Equipment, net..........................    18,992      21,312
Intangibles, net of amortization of $3,095 in 2000 and
  $4,639 in 2001............................................    18,096      26,766
Available-For-Sale Securities...............................       146         146
Other Investments...........................................     1,020         773
Other Assets................................................       143          64
                                                               -------    --------
                                                               $86,656    $114,597
                                                               =======    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................   $   282    $    213
  Accounts payable and accrued expenses.....................     9,602      15,304
  Billings in excess of costs incurred and income recognized
     on uncompleted contracts...............................        --         531
  Income taxes payable......................................     1,426       1,061
  Reserve for contract losses...............................       467         472
  Advance payments on contracts.............................     1,006         261
  Liabilities held for sale.................................        --         890
                                                               -------    --------
          Total Current Liabilities.........................    12,783      18,732
Long-term Debt..............................................     2,931       2,740
Deferred Income Taxes.......................................     5,571       4,452
                                                               -------    --------
                                                                21,285      25,924
                                                               -------    --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, $.10 par value; authorized 20,000,000
     shares; issued and outstanding 5,993,870 in 2000 and
     10,537,289 in 2001.....................................       599       1,054
  Additional paid-in capital................................    29,808      45,250
  Retained earnings.........................................    34,964      42,369
                                                               -------    --------
          Total Shareholders' Equity........................    65,371      88,673
                                                               -------    --------
                                                               $86,656    $114,597
                                                               =======    ========

   The accompanying notes are an integral part of these financial statements.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                         52 WEEKS ENDED
                                                              ------------------------------------
                                                              AUGUST 1,     JULY 30,     JULY 29,
                                                                 1999         2000         2001
                                                              ----------    ---------    ---------
                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales...................................................   $61,036       $70,537      $76,494
                                                               -------       -------      -------
Cost and expenses:
  Cost of products sold.....................................    36,749        44,382       50,691
  Selling and administrative expenses.......................    11,877        13,497       14,810
                                                               -------       -------      -------
                                                                48,626        57,879       65,501
                                                               -------       -------      -------
  Operating income..........................................    12,410        12,658       10,993
                                                               -------       -------      -------
Other income (expense), net:
  Investment income.........................................       298           232          679
  Interest expense..........................................      (748)       (1,138)        (232)
                                                               -------       -------      -------
                                                                  (450)         (906)         447
                                                               -------       -------      -------
  Income from continuing operations before income taxes and
     extraordinary item.....................................    11,960        11,752       11,440
Provision for income taxes..................................     4,098         4,113        3,867
                                                               -------       -------      -------
  Income from continuing operations before extraordinary
     item...................................................     7,862         7,639        7,573
Extraordinary item -- loss on extinguishment of debt (net of
  income tax benefit of $68)................................      (127)           --           --
                                                               -------       -------      -------
  Income from continuing operations.........................     7,735         7,639        7,573
Loss from discontinued operations net of income taxes.......        --            --         (168)
                                                               -------       -------      -------
  Net income................................................   $ 7,735       $ 7,639      $ 7,405
                                                               =======       =======      =======
Earnings (loss) per common share -- Basic
  Income from continuing operations before extraordinary
     item...................................................   $  1.00       $  1.05      $   .75
  Extraordinary item -- loss on extinguishment of debt......      (.01)           --           --
  Loss from discontinued operations.........................        --            --         (.02)
                                                               -------       -------      -------
  Net earnings..............................................   $   .99       $  1.05      $   .73
                                                               =======       =======      =======
  Basic weighted average shares.............................     7,849         7,308       10,082
                                                               =======       =======      =======
Earnings (loss) per common share -- Diluted Income from
  continuing operations before extraordinary item...........   $   .92       $   .96      $   .69
  Extraordinary item -- loss on extinguishment of debt......      (.01)           --           --
  Loss from discontinued operations.........................        --            --         (.02)
                                                               -------       -------      -------
  Net earnings..............................................   $   .91       $   .96      $   .68
                                                               =======       =======      =======
  Diluted weighted average shares...........................     8,490         7,928       10,956
                                                               =======       =======      =======


   The accompanying notes are an integral part of these financial statements.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
         52 WEEKS ENDED JULY 29, 2001, JULY 30, 2000 AND AUGUST 1, 1999


                                        COMMON STOCK       ADDITIONAL
                                     -------------------    PAID-IN     RETAINED   TREASURY
                                       SHARES     AMOUNT    CAPITAL     EARNINGS    STOCK      TOTAL
                                     ----------   ------   ----------   --------   --------   -------
                                                     (IN THOUSANDS EXCEPT SHARE DATA)
BALANCE AT AUGUST 2, 1998..........   5,266,159   $  527    $20,324     $19,590     $   --    $40,441
Net income.........................                                       7,735                 7,735
Issuance of warrants in connection
  with business acquired...........                           1,450                             1,450
Exercise of stock options and
  warrants.........................     735,767       73      4,752                 (5,989)    (1,164)
Tax benefit upon exercise of stock
  options..........................                           2,127                             2,127
Purchase of 561,050 shares of
  treasury stock...................                                                 (7,689)    (7,689)
Retirement of treasury shares......    (971,643)     (97)   (13,581)                13,678         --
                                     ----------   ------    -------     -------     ------    -------
BALANCE AT AUGUST 1, 1999..........   5,030,283   $  503    $15,072     $27,325     $   --    $42,900
Net income.........................                                       7,639                 7,639
Issuance of common stock in
  connection with business
  acquired.........................      33,841        3        511                               514
Exercise of warrants issued in
  connection with public offering
  in 1998..........................   1,313,613      131     20,361                            20,492
Exercise of stock options and
  warrants.........................     137,115       14      1,213                   (140)     1,087
Tax benefit upon exercise of stock
  options..........................                             304                               304
Purchase of 512,000 shares of
  treasury stock...................                                                 (7,565)    (7,565)
Retirement of treasury shares......    (520,982)     (52)    (7,653)                 7,705         --
                                     ----------   ------    -------     -------     ------    -------
BALANCE AT JULY 30, 2000...........   5,993,870   $  599    $29,808     $34,964     $   --    $65,371
Net income.........................                                       7,405                 7,405
Exercise of warrants issued in
  connection with business acquired
  in 1999..........................     946,349       95     14,664                            14,759
Exercise of stock options and
  warrants.........................      94,134       10      1,239                             1,249
Tax benefit upon exercise of stock
  options..........................                              83                                83
Purchase of 10,800 shares of
  treasury stock...................                                                   (194)      (194)
Retirement of treasury shares......     (10,800)      (1)      (193)                   194         --
Three-for-two stock split..........   3,513,736      351       (351)                               --
                                     ----------   ------    -------     -------     ------    -------
BALANCE AT JULY 29, 2001...........  10,537,289   $1,054    $45,250     $42,369     $   --    $88,673
                                     ==========   ======    =======     =======     ======    =======


   The accompanying notes are an integral part of these financial statements.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      52 WEEKS ENDED
                                                              -------------------------------
                                                              AUGUST 1,   JULY 30,   JULY 29,
                                                                1999        2000       2001
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Income from continuing operations.........................  $  7,735    $  7,639   $  7,573
                                                              --------    --------   --------
  Adjustments to reconcile net income to net cash provided
    by operations:
    Depreciation and amortization...........................     3,289       3,998      4,772
    (Gain) loss on sale of fixed assets.....................        --         (21)         4
    Extraordinary loss on extinguishment of debt, net of
      income taxes..........................................       127          --         --
    Equity in income of limited partnership.................       (99)        (71)       (49)
    Decrease (increase) in deferred tax assets..............       483        (148)       962
    (Decrease) increase in deferred tax liabilities.........      (141)        342     (1,119)
    Changes in operating assets and liabilities:
      (Increase) in accounts receivable.....................      (361)     (1,568)      (547)
      Decrease (increase) in costs incurred and income
         recognized in excess of billings on uncompleted
         contracts..........................................     1,665        (146)      (395)
      Decrease (increase) in other receivables..............        36         (20)       133
      Decrease in prepaid income taxes......................       377          --         --
      Decrease (increase) in inventories....................       729      (1,625)    (6,880)
      Decrease in prepaid expenses and other................       199           4         25
      (Decrease) increase in accounts payable and accrued
         expenses...........................................    (2,119)        685      1,088
      Increase in billings in excess of costs incurred and
         income recognized on uncompleted contracts.........        --          --        531
      Increase (decrease) in income taxes payable...........     2,019       1,458       (281)
      Increase (decrease) in reserve for contract losses....       360      (1,038)    (1,201)
      (Decrease) increase in advance payments on
         contracts..........................................    (1,620)        195       (745)
      Other, net............................................        44         170        (13)
                                                              --------    --------   --------
         Total adjustments..................................     4,988       2,215     (3,715)
                                                              --------    --------   --------
    Net cash provided by operations.........................    12,723       9,854      3,858
                                                              --------    --------   --------
Cash flows from investing activities:
  Acquisition of businesses, net of cash acquired...........   (20,101)     (6,095)    (8,373)
  Proceeds from sale of fixed assets........................         6       4,142         16
  Partial distribution from limited partnership.............        --          --        296
  Capital expenditures......................................    (1,662)     (2,618)    (3,679)
                                                              --------    --------   --------
    Net cash used in investing activities...................   (21,757)     (4,571)   (11,740)
                                                              --------    --------   --------
Cash flows from financing activities:
  Borrowings under bank line of credit......................    29,500      13,900      7,100
  Proceeds from refinance of mortgage note..................     2,915          --         --
  Proceeds from exercise of stock options and warrants,
    net.....................................................    (1,164)     21,574     16,008
  Payments under lines of credit............................   (18,500)    (26,400)    (7,100)
  Payments of long-term debt................................      (970)     (1,868)      (908)
  Extinguishment of debt....................................    (3,006)         --         --
  Purchase of treasury stock................................    (7,689)     (7,565)      (194)
                                                              --------    --------   --------
    Net cash provided by (used in) financing activities.....     1,086        (359)    14,906
                                                              --------    --------   --------
Net cash used in discontinued operations....................        --          --     (1,648)
                                                              --------    --------   --------
    Net (decrease) increase in cash and cash equivalents....    (7,948)      4,924      5,376
Cash and cash equivalents at beginning of period............    10,689       2,741      7,665
                                                              --------    --------   --------
Cash and cash equivalents at end of period..................  $  2,741    $  7,665   $ 13,041
                                                              ========    ========   ========
Supplemental cash flow information:
  Cashless exercise of stock options........................  $  5,989    $     80   $     --
                                                              ========    ========   ========
  Stock issued for business acquired........................  $     --    $    514   $     --
                                                              ========    ========   ========
  Warrants issued for business acquired.....................  $  1,450    $     --   $     --
                                                              ========    ========   ========
  Tax benefit related to stock options......................  $  2,127    $    304   $     83
                                                              ========    ========   ========

   The accompanying notes are an integral part of these financial statements.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  1. Nature of Operations

     The Company, a Delaware corporation, is engaged in research, engineering, product development, and manufacturing of complex microwave radio frequency (RF) and millimeter wave components and subsystems for defense and commercial customers worldwide.

  2. Fiscal Year

     The Company's fiscal year ends on the Sunday closest to July 31. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year will consist of 53 weeks. All fiscal years presented consisted of 52 weeks.

  3. Basis of Financial Statement Presentation

     The consolidated financial statements include the accounts of Herley Industries, Inc. and its subsidiaries, all of which are wholly-owned. All significant inter-company accounts and transactions have been eliminated in consolidation. The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements as well as revenues and expenses during the period. Actual results could differ from those estimates.

     Certain amounts in the financial statements and notes thereto have been reclassified to conform to the 2001 presentation.

  4. Cash and Cash Equivalents

     The Company considers all liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Short-term investments are recorded at the amortized cost plus accrued interest which approximates market value. The Company limits its credit risk to an acceptable level by evaluating the financial strength of institutions at which significant investments are made and based upon credit ratings.

  5. Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist primarily of trade accounts receivable. Accounts receivable are principally from the U.S. Government, major U.S. Government contractors, several foreign governments, and domestic customers in the aerospace, communications, and defense industries. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. In many cases irrevocable letters of credit accompanied by advanced payments are received from foreign customers, and progress payments are received from domestic customers. The Company performs periodic credit evaluations of its customers and maintains reserves for potential credit losses.

  6. Inventories

     Inventories, other than inventory costs relating to long-term contracts and programs, are stated at lower of cost (principally first-in, first-out) or market. Inventory costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, reduced by amounts identified with revenue recognized on units delivered or progress completed.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     Inventory costs relating to long-term contracts and programs are reduced by any amounts in excess of estimated realizable value. The costs attributed to units delivered under long-term contracts and programs are based on the average costs of all units produced.

  7. Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation and amortization are provided principally by the straight-line method over the estimated useful lives of the related assets. Gains and losses arising from the sale or disposition of property, plant and equipment are recorded in income.

  8. Intangibles

     Intangibles are comprised of customer lists, installed products bases, drawings, patents, licenses, certain government qualifications and technology and goodwill in connection with the acquisitions of Terrasat, Inc. and certain assets of American Microwave Technology, Inc. in 2001, certain assets of Robinson Laboratories, Inc. in 2000, General Microwave Corporation in 1999, Metraplex Corporation in 1997, and Vega Precision Laboratories, Inc. in 1993. Intangibles are being amortized over twenty years. Amortization charges totaled $754,000, $1,109,000 and $1,544,000 in fiscal 1999, 2000 and 2001, respectively.

     The carrying amount of intangibles is evaluated on a recurring basis. Current and future profitability as well as current and future undiscounted cash flows of the acquired businesses are primary indicators of recoverability. For the three fiscal years ended July 29, 2001, there were no adjustments to the carrying amount of the cost in excess of net assets acquired resulting from these evaluations.

  9. Marketable Securities

     The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income , net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities are included in other income, net.

  10. Other Investments

     The Company is a limited partner in a nonmarketable limited partnership in which it owns approximately a 10% interest. This investment is accounted for under the equity method.

  11. Revenue and Cost Recognition

     Under fixed-price contracts, revenue and related costs are recorded primarily as deliveries are made. Certain costs under long-term, fixed-price contracts (principally either directly or indirectly with the U.S. Government), which include non-recurring billable engineering, are deferred until these costs are contractually billable. Revenue under certain long-term, fixed price contracts is recognized using the percentage of completion method of accounting. Revenue recognized on these contracts is based on estimated completion to date (the total contract amount multiplied by percent of performance, based on

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES total costs incurred in relation to total estimated cost at completion). Prospective losses on long-term contracts are based upon the anticipated excess of inventoriable manufacturing costs over the selling price of the remaining units to be delivered and are recorded when first reasonably determinable. Actual losses could differ from those estimated due to changes in the ultimate manufacturing costs and contract terms.

     Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred.

  12. Income Taxes

     Income taxes are accounted for by the asset/liability approach in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from temporary differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

  13. Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  14. Product Development

     The Company's primary efforts are focused on engineering design and product development activities rather than pure research. The cost of these development activities, including employees' time and prototype development, net of amounts paid by customers, was approximately $1,685,000, $2,264,000, and $2,588,000 in fiscal 1999, 2000, and 2001, respectively, and are included in cost of products sold..

  15. New Accounting Standards

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement were adopted by the Company on July 30, 2001. The adoption of SFAS No. 142 resulted in the Company's discontinuation of amortization of its goodwill and intangible assets which amounted to $1,504,000 in fiscal 2001. The Company was required to assess its goodwill for impairment under the new standard within six months of adoption and completed its assessment in the second quarter of 2002. A transition adjustment in the amount of $4,637,000 was

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES recorded as of July 30, 2001 in the second quarter of 2002 as a cumulative effect of a change in accounting principle.

NOTE B -- ACQUISITIONS

     The Company entered into an agreement effective as of the close of business September 30, 2000, to acquire all of the issued and outstanding common stock of Terrasat, Inc. ("Terrasat"), a California corporation. The transaction provides for the payment of $6,000,000 in cash, $3,000,000 which was paid in December 2000 and $3,000,000 to be paid in December 2001, and the assumption of approximately $1,025,000 in liabilities. In addition, the agreement provides for additional cash payments in the future up to $2,000,000, based on gross revenues through December 31, 2001. The targeted gross revenues under the agreement were not achieved, therefore no additional cash payments are required. The transaction has been accounted for under the purchase method. Accordingly, the consolidated balance sheet includes the assets and liabilities of Terrasat at July 29, 2001, and the consolidated statement of income includes the results of Terrasat operations from October 1, 2000. Excess cost over the fair value of net assets acquired of approximately $4,845,000 was being amortized over 20 years through July 29, 2001.

     The Company entered into an agreement as of September 1, 2000 to acquire certain assets and the business, subject to the assumption of certain liabilities, of American Microwave Technology, Inc., ("AMT"), a California corporation, which operates as a division of Herley Industries, Inc. The transaction provided for the payment of $5,400,000 in cash, and the assumption of approximately $1,153,000 in liabilities. In addition, the Company entered into an exclusive license agreement for certain products providing for a royalty of 10% on the net shipments of such products through October 2004. The transaction has been accounted for under the purchase method. Accordingly, the consolidated balance sheet includes the assets and liabilities of AMT at July 29, 2001, and the consolidated statement of income includes the results of AMT's operations from September 1, 2000. Excess cost over the fair value of net assets acquired of approximately $4,112,000 was being amortized over 20 years through July 29, 2001.

     The acquisitions of Terrasat and AMT contributed approximately $10,915,000 in revenues in the fiscal year ended July 29, 2001.

     The Company entered into an agreement, as of January 3, 2000, to acquire substantially all of the assets of Robinson Laboratories, Inc. ("Robinson" or "Robinson Labs"), a New Hampshire corporation, which operates as a division of Herley Industries, Inc. The transaction provided for the payment of $6,000,000 in cash, the issuance of 50,762 (as adjusted) shares of Common Stock of the Company valued at $10.125 per share, and the assumption of approximately $3,140,000 in liabilities. In addition, the agreement provides for the issuance of additional shares of Common Stock at a future date, up to a maximum of 146,761 (as adjusted) shares, based on new orders booked through January 2001. The Company believed previously, based upon preliminary data, that it was obligated to issue additional shares to Robinson Labs. The Company has since determined, based upon a comprehensive inquiry, that Robinson Labs is not entitled to any stock under the earn out provisions of the Asset Purchase Agreement. The transaction has been accounted for under the purchase method. The consolidated statement of income includes the results of Robinson's operations from January 3, 2000. Excess cost over the fair value of net assets acquired of approximately $6,722,000 was being amortized over 20 years through July 29, 2001.

     On the basis of a pro forma consolidation of the results of operations as if the acquisition of Robinson had taken place at the beginning of fiscal 1999, unaudited consolidated net sales, net income, basic earnings per share, and diluted earnings per share for the fifty-two weeks ended August 1, 1999 would have been approximately $69,283,000, $7,272,000, $.93, and $.85, and approximately $73,246,000, $7,275,000, $.99, and $.92, respectively, for the fifty-two weeks ended July 30, 2000. The pro forma information includes adjustments for additional depreciation based on the estimated fair value of the

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES property, plant, and equipment acquired, the amortization of intangibles, and additional interest on bank borrowings arising from the transaction. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been affected at the beginning of fiscal 1999.

     As of January 4, 1999, the Company completed the acquisition of all of the issued and outstanding common stock of General Microwave Corporation ("GMC"), a New York corporation, including outstanding stock options, for $18.00 per share and 1,450,013 three-year warrants to purchase one share of the Company's common stock, at an aggregate purchase price of approximately $24,556,000. GMC designs, manufactures and markets microwave components and subsystems, and related electronic test and measurement equipment. This transaction was accounted for under the purchase method. The purchase price includes shares of common stock of GMC purchased in the open market, acquisition of the remaining shares of common stock outstanding, an estimate of the fair market value of the warrants based on the trading price of similar warrants currently on the market, and transaction expenses. The warrants were exercisable at $10.40 per share of common stock of the Company, subject to a call provision after October 11, 2000 at $.67 per warrant if the average last reported sales price of the common stock of the Company has been not less than $11.73 per share for fifteen consecutive trading days immediately preceding the call date. The warrants were called for redemption as of November 13, 2000, and approximately 1,419,500 of the warrants were exercised at $10.40 per share of common stock resulting in proceeds of approximately $14,759,000.


     The consolidated statements of income include the results of GMC operations from January 4, 1999. Excess cost over the fair value of net assets acquired of approximately $7,551,000 was being amortized over 20 years through July 29, 2001.


     On the basis of a pro forma consolidation of the results of operations as if the acquisition of GMC had taken place at the beginning of fiscal 1999, unaudited consolidated net sales, net income, basic earnings per share, and diluted earnings per share for the fifty-two weeks ended August 1, 1999 would have been approximately $70,349,000, $7,481,000, $.95, and $.88, respectively. The pro forma information includes adjustments for additional depreciation based on the estimated fair market value of the property, plant, and equipment acquired, and the amortization of intangibles arising from the transaction. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected at the beginning of fiscal 1999.

NOTE C -- INVENTORIES

     The major components of inventories are as follows (in thousands):

                                                           JULY 30,    JULY 29,
                                                             2000        2001
                                                           --------    --------
Purchased parts and raw materials........................  $12,804     $16,548
Work in process..........................................    9,358      12,854
Finished products........................................      883       1,995
                                                           -------     -------
                                                           $23,045     $31,397
                                                           =======     =======

NOTE D -- OTHER INVESTMENTS

     In July 1994, the Company invested $1,000,000 for a limited partnership interest in M.D. Sass Municipal Finance Partners-I, a Delaware limited partnership. The objectives of the partnership are the preservation and protection of its capital and the earning of income through the purchase of certificates or other documentation that evidence liens for unpaid local taxes on parcels of real property. At July 30, 2000

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES and July 29, 2001 the percentage of ownership was approximately 10%. The Company's interest in the partnership may be transferred to a substitute limited partner, upon written notice to the managing general partners, only with the unanimous consent of both general partners at their sole discretion. In July 2001 the Company received a partial distribution of approximately $296,000 from the Partnership. As of July 29, 2001 the Company's limited partnership interest had a carrying value of $773,000.

NOTE E -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are comprised of the following (in thousands):

                                                     JULY 30,    JULY 29,     ESTIMATED
                                                       2000        2001      USEFUL LIFE
                                                     --------    --------    -----------
Land...............................................  $ 2,149     $ 2,908
Building and building improvements.................    8,418       8,643     10-40 years
Machinery and equipment............................   26,293      30,403      5-8 years
Furniture and fixtures.............................      915       1,049     5-10 years
Automobiles........................................      108          91       3 years
Tools..............................................       34          34       5 years
Leasehold improvements.............................    1,351       1,586     5-10 years
                                                     -------     -------
                                                      39,268      44,714
Less accumulated depreciation......................   20,276      23,402
                                                     -------     -------
                                                     $18,992     $21,312
                                                     =======     =======

     Depreciation charges totaled $2,535,000, $2,889,000, and $3,127,000 in fiscal 1999, 2000, and 2001, respectively.

NOTE F -- COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases office, production and warehouse space as well as computer equipment and automobiles under noncancellable operating leases.

     Rent expense for the 52 weeks ended August 1, 1999, July 30, 2000, and July 29, 2001, was approximately $519,000, $1,053,000, and $1,506,000, respectively.

     Minimum annual rentals under noncancellable operating leases are as follows (in thousands):


                                                              AMOUNT
YEAR ENDING FISCAL                                            ------
               2002.........................................  $1,446
               2003.........................................   1,223
               2004.........................................     957
               2005.........................................     856
               2006.........................................     803
               Future.......................................   2,572


  Employment Agreements

     The Company has employment agreements with certain executives of the Company, which, as amended, expire at various dates through December 31, 2004, subject to extension each January 1 for three years, commencing January 1, 2000. These agreements provide for aggregate annual salaries as of July 29, 2001 of $1,088,000, as adjusted. These agreements provide for an annual cost of living adjustment based on the consumer price index, and also provide for incentive compensation based on pretax income of the Company in excess of $2,000,000. Incentive compensation in the amount of $969,000, and $971,000,

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES was expensed in fiscal years 1999, and 2000, respectively. The executives waived their incentive for fiscal 2001.

     The agreements also provide that, in the event there is a change in control of the Company, as defined, the executives have the option to terminate the agreements and receive a lump-sum payment of approximately three times their annual salary. As of July 29, 2001, the amount payable in the event of such termination would be approximately $3,265,000.

     One of the employment contracts provides for a consulting agreement commencing at the end of the employment period which became effective October 1, 1998, and terminating December 31, 2010 at the annual rate of $100,000. Another one of the employment contracts, as amended October 1, 1998, provides for a consulting period commencing at the end of the period of active employment and continuing for a period of five years at the annual rate of $100,000. Seven officers of the Company have severance agreements providing for a lump-sum payment of $2,120,000 through fiscal 2002 in the event of a change of control of the Company as defined in the agreements.

  Litigation

     On August 14, 2001, Robinson Laboratories, Inc. and Ben Robinson filed a complaint against the Company alleging, among other allegations, that the Company has not issued 146,761 (as adjusted) shares of common stock in connection with certain provisions of the asset purchase agreement. On September 17, 2001, the Company filed an answer and affirmative defenses and counterclaims in this matter denying the material allegations of the complaint. The parties are now engaged in discovery and expect a trial date in 2002. The Company believes that it has meritorious defenses to this action.

     The Company is involved in various other legal proceedings and claims which arise in the ordinary course of its business. While any litigation contains an element of uncertainty, management believes that the outcome of such litigation, including the action described above, will not have a material adverse effect on the Company's financial position or results of operations.

  Stand-by Letters of Credit

     The Company maintains a letter of credit facility with a bank that provides for the issuance of stand-by letters of credit and requires the payment of a fee of 1.0% per annum of the amounts outstanding under the facility. The facility expires January 31, 2004. At July 29, 2001 stand-by letters of credit aggregating approximately $4,479,000 were outstanding under this facility.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTE G -- INCOME TAXES

     Income tax provision consisted of the following (in thousands):

                                                                   52 WEEKS ENDED
                                                          ---------------------------------
                                                          AUGUST 1,    JULY 30,    JULY 29,
                                                            1999         2000        2001
                                                          ---------    --------    --------
Current
  Federal...............................................   $3,328(1)    $3,573      $3,050
  State.................................................      399          192         275
  Foreign...............................................       29          154         202
                                                           ------       ------      ------
                                                            3,756        3,919       3,527
                                                           ------       ------      ------
Deferred
  Federal...............................................      540          215         248
  State.................................................     (198)         (21)         92
                                                           ------       ------      ------
                                                              342          194         340
                                                           ------       ------      ------
                                                           $4,098       $4,113      $3,867
                                                           ======       ======      ======

---------------
(1) Excludes benefit of $68 from extraordinary loss incurred as a result of early extinguishment of long term debt (See Note H).

     The Company paid income taxes of approximately $1,324,000, $2,241,000, and $4,427,000 in fiscal 1999, 2000, and 2001, respectively. The following is a reconciliation of the U. S. statutory income tax rate and the effective tax rate on pretax income:

                                                                   52 WEEKS ENDED
                                                          ---------------------------------
                                                          AUGUST 1,    JULY 30,    JULY 29,
                                                            1999         2000        2001
                                                          ---------    --------    --------
U.S. Federal statutory rate.............................    34.0%        34.0%       34.0%
State taxes, net of federal tax benefit.................     1.4          0.9         2.4
Benefit of foreign sales corporation....................    (3.2)        (2.1)       (2.6)
Non-deductible expenses.................................     1.4          1.8         1.9
Benefit of foreign and foreign-source income............    (1.2)        (1.8)       (2.3)
Other, net..............................................     1.9          2.2         0.4
                                                            ----         ----        ----
  Effective tax rate....................................    34.3%        35.0%       33.8%
                                                            ====         ====        ====

     Income taxes have not been provided on undistributed earnings of foreign subsidiaries. If remitted as dividends, these earnings could become subject to additional tax. The Company's intention is to reinvest unremitted earnings of subsidiaries outside the United States permanently.

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     Components of deferred tax assets and liabilities are as follows (in thousands):

                                                   JULY 30, 2000              JULY 29, 2001
                                              -----------------------    -----------------------
                                              DEFERRED     DEFERRED      DEFERRED     DEFERRED
                                                TAX           TAX          TAX           TAX
                                               ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                              --------    -----------    --------    -----------
Intangibles.................................   $   --       $1,766        $   --       $1,943
Accrued vacation pay........................      323           --           446           --
Accrued bonus...............................      578           --            39           --
Warranty costs..............................       95           --           100           --
Inventory...................................    1,011           --           838           --
Depreciation................................       --        3,770            --        2,873
Contract losses.............................      345           --           146           --
Net operating loss carryforwards............       96           --           230           --
Other.......................................      201          195           342           99
                                               ------       ------        ------       ------
                                               $2,649       $5,731        $2,141       $4,915
                                               ======       ======        ======       ======

     As of July 29, 2001 the Company has available net operating loss carryforwards for federal and state income tax purposes of approximately $489,000 and $956,000, respectively which expire from fiscal 2002 through 2020. The Federal net operation loss arose through the acquisition of Terrasat and its utilization is subject to certain limitations.

NOTE H -- LONG-TERM DEBT

     Long-term debt is summarized as follows (in thousands):

                                                                     JULY 30,    JULY 29,
                                                       RATE            2000        2001
                                                  ---------------    --------    --------
Revolving loan facility(a)......................  8.15% and 7.20%     $   --      $   --
Mortgage note(b)................................            7.43%      2,840       2,765
Other...........................................               --        373         188
                                                                      ------      ------
                                                                       3,213       2,953
Less current portion............................                         282         213
                                                                      ------      ------
                                                                      $2,931      $2,740
                                                                      ======      ======

---------------
(a) In February 2001, the Company entered into an amendment to its revolving loan agreement with a bank that provides for a revolving unsecured loan in the aggregate principal amount of $30,000,000 which may be used for general corporate purposes, including business acquisitions. The revolving credit facility requires the payment of interest only on a monthly basis and payment of the outstanding principal balance on January 31, 2004. Interest is set at 1.65% over the FOMC Federal Funds Target Rate based on tangible net worth in excess of $25,000,000, or at an increment of 1.80% if tangible net worth is less than $25,000,001. The FOMC Federal Funds Target Rate was 5.55% at July 29, 2001. There is a fee of 15 basis points per annum on the unused portion of the credit line in excess of $20,000,000 payable quarterly. There are no borrowings under the line at July 30, 2000 and July 29, 2001.

    The agreement contains various financial covenants, including, among other matters, minimum tangible net worth, debt to tangible net worth, debt service coverage, and restrictions on other borrowings. The Company is in compliance with all covenants at July 29, 2001.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

(b) The mortgage loan is for a term of ten years commencing February 16, 1999 with fixed monthly principal and interest installments of $23,359, including interest at a fixed rate of 7.43%, and is based upon a twenty year amortization. The loan is secured by a mortgage on the Company's land and building in Lancaster, Pennsylvania having a net book value of approximately $1,899,000. The proceeds of the mortgage loan were used to prepay the existing mortgage note having an outstanding balance of $2,890,000 plus a prepayment premium of $115,600.

    The mortgage note agreement contains various financial covenants, including, among other matters, the maintenance of specific amounts of tangible net worth, debt to tangible net worth, debt service coverage, and restrictions on other borrowings. In connection with this loan, the Company paid approximately $45,000 in financing costs. Such costs are included in Other Assets in the accompanying consolidated balance sheets at July 30, 2000 and July 29, 2001, and are being amortized over the term of the loan (10 years). Unamortized debt expenses of $79,226 related to the prior mortgage and the $115,600 prepayment premium were charged to expense in 1999 as an extraordinary loss in connection with the prepayment of this mortgage note.

     The Company paid interest of approximately $730,000 in 1999, $1,200,000 in 2000, and $289,000 in 2001.

     Future payments required on long-term debt are as follows (in thousands):

FISCAL YEAR ENDING DURING:                                    AMOUNT
--------------------------                                    ------
     2002.................................................    $  213
     2003.................................................       108
     2004.................................................       108
     2005.................................................        93
     2006.................................................       101
     Future...............................................     2,330
                                                              ------
                                                              $2,953
                                                              ======

NOTE I -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses include the following (in thousands):

                                                            JULY 30,    JULY 29,
                                                              2000        2001
                                                            --------    --------
Accounts payable........................................     $3,812     $ 6,760
Accrued payroll and bonuses.............................      3,430       3,002
Due for business acquired...............................         --       3,000
Accrued commissions.....................................        710         591
Accrued interest........................................         19          --
Accrued legal expenses..................................        129         174
Accrued warranty costs..................................        220         255
Accrued severance.......................................        594         780
Accrued rent expense....................................         --         132
Lease termination cost..................................        134          54
Other accrued expenses..................................        554         556
                                                             ------     -------
                                                             $9,602     $15,304
                                                             ======     =======

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTE J -- EMPLOYEE BENEFIT PLANS

     In August 1985, the Board of Directors approved an Employee Savings Plan ("Plan") which qualified as a thrift plan under Section 401(k) of the Internal Revenue Code. This Plan, as amended and restated, allows employees to contribute between 2% and 15% of their salaries to the Plan. The Company, at its discretion can contribute 100% of the first 2% of the employees' contribution and 25% of the next 4%.

Additional Company contributions can be made depending on profits. The aggregate benefit payable to an employee is dependent upon his rate of contribution, the earnings of the fund, and the length of time such employee continues as a participant. The Company has recognized expenses of approximately $266,000, $415,000, and $164,000 under the Plan for the 52 weeks ended August 1, 1999, July 30, 2000, and July 29, 2001, respectively.

     Employees of GMC became eligible to participate in the Plan as of May 1, 1999. The existing savings and investing plan of GMC did not provide for company matching contributions and has been frozen.

     At the time of the acquisition, GMC also had a noncontributory defined benefit pension plan covering all eligible employees of the company. As part of the acquisition plan, the Company froze all benefits under the plan effective April 30, 1999 and elected to terminate the plan as of November 1, 1999. All plan assets were liquidated and distributed to plan participants or used to purchase annuities on their behalf. Excess plan assets in the amount of approximately $470,000 were transferred in January 2001 directly into the Plan discussed above and inured to the benefit of Plan employees.

     Net pension (income) expense recorded by the Company in fiscal 2000 includes the following components (in thousands):

                                                              JULY 30,
                                                                2000
                                                              --------
Service cost -- benefits earned during the period...........   $  --
Interest cost...............................................     237
Return on assets............................................    (736)
                                                               -----
  Net pension income........................................   $(499)
                                                               =====

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheet at July 30, 2000 (in thousands):

                                                              JULY 30,
                                                                2000
                                                              --------
Projected benefit obligation at beginning of period.........   $4,841
  Service costs.............................................       --
  Interest cost.............................................      237
  Actuarial gain............................................     (348)
  Benefit payments..........................................     (214)
Projected benefit obligation, end of year...................   $4,516
                                                               ------
Change in fair value of plan assets:
Fair value at beginning of period...........................   $4,342
  Return on assets..........................................      823
  Benefit payments..........................................     (214)
                                                               ------
Fair value at end of year...................................    4,951
                                                               ------
Funded status...............................................     (435)
  Unrecognized net gain.....................................      435
                                                               ------
Accrued pension costs.......................................   $   --
                                                               ======
Assumptions used were:
  Discount rate.............................................     5.00%
  Expected return on plan assets............................    10.00%

NOTE K -- RELATED PARTY TRANSACTIONS

     On January 16, 2001, the Board of directors approved the purchase of an industrial parcel of land adjacent to the existing facility in Lancaster, PA for $747,000 from a partnership of which the Chairman is general partner. Settlement on the property was on July 27, 2001. The Company is using this land for a 15,000 square foot addition.

     In connection with the move of the Amityville facilities of GMC in fiscal 1999, the Company entered into a 10 year lease agreement with a partnership owned by the children of certain officers of the Company. The lease provides for initial minimum annual rent of $312,000 subject to escalation of approximately 4% annually throughout the 10 year term. Additionally, in March 2000, The Company entered into another 10 year lease with the same partnership for additional space. The initial minimum annual rent of $92,000 is subject to escalation of approximately 4% annually.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTE L -- COMPUTATION OF PER SHARE EARNINGS

     The following table shows the calculation of basic earnings per share and earnings per share assuming dilution (in thousands except per share data):

                                                                52 WEEKS ENDED
                                               ------------------------------------------------
                                               AUGUST 1, 1999    JULY 30, 2000    JULY 29, 2001
                                               --------------    -------------    -------------
Numerator:
  Income from continuing operations before
     extraordinary item......................      $7,862           $7,639           $ 7,573
  Extraordinary loss.........................         127               --                --
  Loss from discontinued operations..........          --               --               168
                                                   ------           ------           -------
  Net Income.................................      $7,735           $7,639           $ 7,405
                                                   ======           ======           =======
Denominator:
  Basic weighted-average shares..............       7,849            7,308            10,082
  Effect of dilutive securities:
     Employee stock options and warrants.....         641              620               874
                                                   ------           ------           -------
  Diluted weighted-average shares............       8,490            7,928            10,956
                                                   ======           ======           =======
Stock options and warrants not included in
  computation................................       4,570            2,472               544
                                                   ======           ======           =======

     The number of stock options and warrants not included in the computation of diluted EPS relates to stock options and warrants having exercise prices that are greater than the average market price of the common shares during the period, and therefore, are antidilutive. The options and warrants with exercise prices ranging from $11.87 to $13.67, which expire at various dates through April 28, 2010 were outstanding as of July 29, 2001.

NOTE M -- SHAREHOLDERS' EQUITY

     At the annual meeting of stockholders held on February 18, 1998, the stockholders of the Company approved a proposal to amend the Certificate of Incorporation to increase the authorized shares of Common Stock from 10,000,000 to 20,000,000 shares.

     On August 7, 2001 the Board of Directors declared a 3-for-2 stock split effected as a stock dividend payable September 10, 2001 to holders of record on August 28, 2001. The effect of the split is presented within shareholders' equity at July 29, 2001. The distribution increased the number of shares outstanding from 7,027,553 to 10,541,329. The amount of $351,373 was transferred from the additional paid-in capital to the common stock account to record this distribution. All share and per share data (other than common stock issued and outstanding on the 2000 Consolidated Balance Sheet and 1999 and 2000 Consolidated Statements of Shareholders' Equity), including stock options and warrants, included in this annual report have been restated to reflect the stock split on a retroactive basis.

     In December 1997, the Company completed the sale of 1,650,000 shares of common stock to the public, of which 1,050,000 shares were sold by the Company and 600,000 shares were sold by certain selling stockholders. In addition, the Company also sold 1,897,500 Common Stock Purchase Warrants ("Warrant(s)"). The Company received net proceeds of $7,451,579 after underwriting discounts and commissions and other expenses of the offering. Each Warrant entitles the holder to purchase one share of common stock at $10.40 per share (subject to adjustment under certain conditions) through May 2000, as extended. The Company also issued to the underwriters, for their own accounts, Managing Underwriters' Warrants which entitle the holder to purchase 165,000 shares of common stock of the Company (subject

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES to adjustment under certain circumstances), at a price of $9.60 per share through December 2002, and the right to purchase 165,000 Warrants (as described above) at a price of $.08 per Warrant through May 2000, as extended.

     Approximately 1,971,000 of the warrants which were due to expire May 18, 2000 were exercised during fiscal 2000 at $10.40 per share of common stock resulting in proceeds of approximately $20,492,000. The proceeds were used to pay off bank debt under the revolving credit facility.

     The Company has various fixed option plans which reserve shares of common stock for issuance to executives, key employees and directors. The Company applies APB Opinion No. 25 and related Interpretations in accounting for these plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the FASB in 1995 and , if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

     The fair value for options granted is estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of computing pro-forma (unaudited) consolidated net earnings, the following assumptions were used to calculate the fair value of each option granted:

                                                                52 WEEKS ENDED
                                               ------------------------------------------------
                                               AUGUST 1, 1999    JULY 30, 2000    JULY 29, 2001
                                               --------------    -------------    -------------
Expected life of options.....................    .65 years         .71 years        .73 years
Volatility...................................          .58               .72              .70
Risk-free interest rate......................         5.1%              6.1%             3.4%
Dividend yield...............................         zero              zero             zero

     Had compensation cost for stock options granted in fiscal years 1999, 2000, and 2001 been determined based on the fair value at the grant date consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below using the statutory income tax rate of 34% (in thousands except per share data):

                                                            1999      2000      2001
                                                           ------    ------    ------
Net income -- as reported................................  $7,735    $7,639    $7,405
Net income -- pro forma..................................   5,940     5,952     5,795
Earnings per share -- as reported
  Basic..................................................  $  .99    $ 1.05    $  .73
  Diluted................................................     .91       .96       .68
Earnings per share -- pro forma
  Basic..................................................  $  .76    $  .81    $  .57
  Diluted................................................     .70       .75       .53

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     The effects of applying the pro forma disclosures of SFAS 123 are not likely to be representative of the effects on reported net income for future years due to the various vesting schedules.

     In September 2000, the Board of Directors approved the 2000 Stock Option Plan which covers 1,500,000 shares of the Company's common stock. Options granted under the plan are non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. The nature and terms of the options to be granted is determined at the time of grant by the Board of Directors. The options expire not later than ten years from the date of grant, subject to certain restrictions. Options for 375,000 shares were granted during the fiscal year ended July 29, 2001.

     In April 1998, the Board of Directors approved the 1998 Stock Option Plan which covers 2,250,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options qualified under Section 422 of the Internal Revenue Code of 1986 or non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. The nature and terms of the options to be granted is determined at the time of grant by the Board of Directors. The options expire not later than ten years from the date of grant, subject to certain restrictions. Options for 562,500, 969,750 and 440,250 shares were granted during the fiscal years ended August 1, 1999, July 30, 2000 and July 29, 2001, respectively.

     In May 1997, the Board of Directors approved the 1997 Stock Option Plan which covers 2,500,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options qualified under Section 422 of the Internal Revenue Code of 1986 or non-qualified stock options. Under the terms of the plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. The nature and terms of the options to be granted is determined at the time of grant by the Board of Directors. The options expire not later than ten years from the date of grant, subject to certain restrictions. Options for 1,313,250, 129,000, and 14,250 shares were granted during the fiscal years ended August 1, 1999, July 30, 2000 and July 29, 2001, respectively.

     In October 1995, the Board of Directors approved the 1996 Stock Option Plan which covers 1,000,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options qualified under Section 422 of the Internal Revenue Code of 1986 or non-qualified stock options. Under the terms of the Plan, the exercise price for options granted under the plan will be the fair market value at the date of grant. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. The nature and terms of the options to be granted is determined at the time of grant by the Board of Directors. If not specified, 100% of the shares can be exercised one year after the date of grant. The options expire ten years from the date of grant.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     A summary of stock option activity under all plans for the 52 weeks ended August 1, 1999, July 30, 2000 and July 29, 2001 follows:

                                        NON-QUALIFIED STOCK OPTIONS                 WARRANT AGREEMENTS
                              -----------------------------------------------    ------------------------
                                NUMBER       PRICE RANGE     WEIGHTED AVERAGE     NUMBER      PRICE RANGE
                              OF SHARES       PER SHARE       EXERCISE PRICE     OF SHARES     PER SHARE
                              ----------    -------------    ----------------    ---------    -----------
Outstanding August 2,
  1998......................   1,291,271    $1.69 -  9.25         $ 4.43          420,000        $3.09
  Granted...................   1,875,750     6.16 - 10.97           7.62
  Exercised.................  (1,003,650)    1.69 -  6.62           4.37         (100,000)        3.09
  Canceled..................     (71,446)    4.31 - 10.97           7.43
                              ----------    -------------         ------         --------        -----
Outstanding August 1,
  1999......................   2,091,925    $1.69 - 10.97         $ 7.15          320,000        $3.09
  Granted...................   1,098,750     9.25 - 11.91          10.33
  Exercised.................    (155,985)    1.69 -  9.83           4.68
  Canceled..................     (20,550)    7.41 - 10.46           8.47
                              ----------    -------------         ------         --------        -----
Outstanding July 30, 2000...   3,014,140    $4.06 - 11.91         $ 8.43          320,000        $3.09
  Granted...................     829,500     8.38 - 14.25           8.99
  Exercised.................     (37,254)    4.06 - 10.46           6.72
  Canceled..................     (48,600)    4.31 - 14.25          10.76
                              ----------    -------------         ------         --------        -----
Outstanding July 29, 2001...   3,757,786    $4.06 - 13.67         $ 8.55          320,000        $3.09
                              ==========                                         ========

     Options Outstanding and Exercisable by Price Range as of July 29, 2001:

                                         OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                          -------------------------------------------------   ------------------------------
                                        WEIGHTED AVERAGE
   RANGE OF EXERCISE        NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
        PRICES            OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
-----------------------   -----------   ----------------   ----------------   -----------   ----------------
    $ 4.06 - $ 6.17          759,286          6.6               $5.54            730,688         $5.59
      6.94 -   8.38        1,252,500          7.5                8.18            845,550          8.16
      8.42 -  10.20          718,950          7.8                9.22            504,150          9.22
     10.46 -  10.46          844,050          7.1               10.46            606,450         10.46
     10.50 -  13.67          183,000          5.9               12.03             27,900         11.17
                           ---------          ---               -----          ---------         -----
$ 4.06 - $13.67....        3,757,786          7.2               $8.55          2,714,738         $8.21
                           =========                                           =========

     In December 1995, common stock warrants were issued to certain officers for the right to acquire 440,000 shares of common stock of the Company at the fair market value of $3.09 per share at date of issue. The warrants vest immediately and expire December 13, 2005. Warrants for 320,000 shares are outstanding at July 29, 2001.

NOTE N -- SIGNIFICANT SEGMENTS, MAJOR CUSTOMERS, AND EXPORT SALES

     The Company's chief operating decision makers are considered to be the Chairman and the Chief Executive Officer (CEO). The Company's Chairman and CEO evaluate both consolidated and disaggregated financial information consisting of revenue information in deciding how to allocate resources and assess performance. The Chairman and CEO also use certain disaggregated financial information for the Company's product groups. The Company does not determine a measure of operating income or loss by product group. The Company's product groups have similar long-term economic characteristics, such as application, and are similar in regards to (a) nature of products and production processes, (b) type of customers, and (c) method used to distribute products. Accordingly, the Company operates as a single integrated business and as such has one operating segment as a provider of complex microwave radio

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES frequency (RF) and millimeter wave components and subsystems for defense and commercial customers worldwide. All of the Company's revenues result from sales of its products. Revenues for fiscal years 1999, 2000 and 2001 were as follows: defense electronics, $58,700,000, $67,405,000 and $61,977,000, respectively; and
commercial technologies, $2,336,000, $3,132,000, and $14,517,000, respectively.


     Net sales to the U.S. Government in 1999, 2000 and 2001 accounted for approximately 17%, 26% and 19% of net sales, respectively. No other customer accounted for shipments in excess of 10% of consolidated net sales in fiscal 2000 or 2001. One customer accounted for 12% of net sales in 1999. Foreign sales amounted to approximately $17,680,000, $16,506,000 and $20,683,000 in fiscal 1999, 2000 and 2001, respectively.


     Included in accounts receivable as of July 30, 2000 and July 29, 2001 are amounts due from the U.S. Government of approximately $2,269,000 and $2,003,000 respectively.

NOTE O -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximated its fair value.

          Available-for-sale securities: The fair value of available-for-sale securities was based on quoted market prices.

          Long-term debt: The fair value of the mortgage note was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

     The carrying amounts and fair values of the Company's financial instruments are presented below (in thousands):

                                                            JULY 29, 2001
                                                    -----------------------------
                                                    CARRYING AMOUNT    FAIR VALUE
                                                    ---------------    ----------
Cash and cash equivalents.........................      $13,041         $13,041
Long-term debt....................................        2,740           2,740


NOTE P -- SUBSEQUENT EVENT -- DISCONTINUED OPERATIONS


          In August 2001, the FASB issued SFAS No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of
     Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of, but retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. The provisions of this statement were adopted by the Company effective on July 30, 2001.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     In January 2002 the Board of Directors of the Company decided to discontinue the operations of Terrasat and to seek a buyer for the business. The Company no longer anticipates that Terrasat will be able to generate sufficient returns to justify continued investment due to the overcapacity in the telecom industry and deteriorating economic conditions in Terrasat's primary markets. Consequently, the accompanying consolidated financial statements reflect Terrasat as discontinued operations in accordance with SFAS No. 144. The assets and liabilities of Terrasat have been classified in the accompanying balance sheet as "Assets held for sale", and "Liabilities held for sale." Results of operations and cash flows of Terrasat have been classified as discontinued, for all periods presented.

     The following table shows the components of assets and liabilities of Terrasat held for sale as of July 29, 2001:

Assets held for sale:
  Accounts receivable.......................................  $  978
  Prepaid expenses..........................................      21
  Inventory.................................................   1,371
                                                              ------
                                                              $2,370
                                                              ======
Liabilities held for sale:
  Accounts payable..........................................  $  626
  Accrued expenses..........................................     264
                                                              ------
                                                              $  890
                                                              ======

     Summarized below are the results of discontinued operations:


                                                              52 WEEKS ENDED
                                                                 JULY 29,
                                                                   2001
                                                              --------------
Net sales...................................................      $4,103
                                                                  ------
Loss from discontinued operations...........................        (147)
Income tax provision........................................          21
                                                                  ------
Net loss from discontinued operations.......................      $ (168)
                                                                  ======



     The sale of the assets and liabilities, and the business of Terrasat was consummated on March 1, 2002 to certain current employees of Terrasat for cash and a note which approximates the value of the net assets held for sale as of January 27, 2002.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              JULY 29,     JANUARY 27,
                                                                2001          2002
                                                              ---------    -----------
                                                              (AUDITED)    (UNAUDITED)
                                                                   (IN THOUSANDS
                                                                 EXCEPT SHARE DATA)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 13,041      $ 13,381
  Accounts receivable.......................................    16,069        12,865
  Costs incurred and income recognized in excess of billings
     on uncompleted contracts...............................       541         5,864
  Other receivables.........................................       160           143
  Inventories...............................................    31,397        32,633
  Prepaid income taxes......................................        --         2,853
  Assets held for sale......................................     2,370         1,374
  Deferred taxes and other..................................     1,958         2,270
                                                              --------      --------
          Total Current Assets..............................    65,536        71,383
Property, Plant and Equipment, net..........................    21,312        21,905
Unexpended industrial revenue bond proceeds.................        --         1,156
Goodwill....................................................    26,302        21,665
Intangibles, net of amortization of $104 in 2001 and $125 in
  2002......................................................       464           443
Available-For-Sale Securities...............................       146           146
Other Investments...........................................       773           368
Other Assets................................................        64           625
                                                              --------      --------
                                                              $114,597      $117,691
                                                              ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $    213      $    258
  Accounts payable and accrued expenses.....................    15,304        11,413
  Billings in excess of costs incurred and income recognized
     on uncompleted contracts...............................       531           983
  Income taxes payable......................................     1,061            --
  Reserve for contract losses...............................       472           482
  Advance payments on contracts.............................       261         1,498
  Liabilities held for sale.................................       890           496
                                                              --------      --------
          Total Current Liabilities.........................    18,732        15,130
Long-term Debt..............................................     2,740         5,596
Deferred Income Taxes.......................................     4,452         4,452
                                                              --------      --------
                                                                25,924        25,178
                                                              --------      --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, $.10 par value; authorized 20,000,000
     shares; issued and outstanding 10,537,289 at July 29,
     2001 and 11,431,865 at January 27, 2002................     1,054         1,143
  Additional paid-in capital................................    45,250        49,727
  Retained earnings.........................................    42,369        41,643
                                                              --------      --------
          Total Shareholders' Equity........................    88,673        92,513
                                                              --------      --------
                                                              $114,597      $117,691
                                                              ========      ========

   The accompanying notes are an integral part of these financial statements.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES


              CONSOLIDATED STATEMENTS OF INCOME (LOSS) (UNAUDITED)



                                                   THIRTEEN WEEKS ENDED         TWENTY-SIX WEEKS ENDED
                                                --------------------------    --------------------------
                                                JANUARY 28,    JANUARY 27,    JANUARY 28,    JANUARY 27,
                                                   2001           2002           2001           2002
                                                -----------    -----------    -----------    -----------
                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales.....................................    $17,065        $21,840        $34,823        $44,053
                                                  -------        -------        -------        -------
Cost and expenses:
  Cost of products sold.......................     11,347         14,804         22,328         29,378
  Selling and administrative expenses.........      3,340          3,470          7,060          7,033
  Plant closing costs.........................         --             --             --            406
                                                  -------        -------        -------        -------
                                                   14,687         18,274         29,388         36,817
                                                  -------        -------        -------        -------
  Income from operations......................      2,378          3,566          5,435          7,236
Other income, net.............................         93              7            167             86
                                                  -------        -------        -------        -------
  Income from continuing operations before
     income taxes.............................      2,471          3,573          5,602          7,322
Provision for income taxes....................        844          1,180          1,933          2,490
                                                  -------        -------        -------        -------
  Income from continuing operations...........      1,627          2,393          3,669          4,832
Loss from discontinued operations (including
  loss on net assets held for sale of $1,166
  in 2002) net of income taxes................        (23)          (777)           (35)          (921)
                                                  -------        -------        -------        -------
  Income before cumulative effect of change in
     accounting principle.....................      1,604          1,616          3,634          3,911
Cumulative effect of adopting SFAS 142........         --             --             --         (4,637)
                                                  -------        -------        -------        -------
     Net income (loss)........................    $ 1,604        $ 1,616        $ 3,634        $  (726)
                                                  =======        =======        =======        =======
Earnings (loss) per common share -- Basic
  Income from continuing operations...........    $   .16        $   .21        $   .38        $   .44
  Loss from discontinued operations...........         --           (.07)            --           (.08)
  Cumulative effect of adopting SFAS 142......         --             --             --           (.42)
                                                  -------        -------        -------        -------
     Net earnings (loss)......................    $   .16        $   .14        $   .38        $  (.07)
                                                  =======        =======        =======        =======
  Basic weighted average shares...............     10,263         11,238          9,624         10,964
                                                  =======        =======        =======        =======
Earnings (loss) per common share -- Diluted
  Income from continuing operations...........    $   .15        $   .20        $   .35        $   .41
  Loss from discontinued operations...........         --           (.06)            --           (.08)
  Cumulative effect of adopting SFAS 142......         --             --             --           (.39)
                                                  -------        -------        -------        -------
     Net earnings (loss)......................    $   .14        $   .13        $   .34        $  (.06)
                                                  =======        =======        =======        =======
  Diluted weighted average shares.............     11,100         11,986         10,632         11,828
                                                  =======        =======        =======        =======


   The accompanying notes are an integral part of these financial statements.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                TWENTY-SIX WEEKS ENDED
                                                              --------------------------
                                                              JANUARY 28,    JANUARY 27,
                                                                 2001           2002
                                                              -----------    -----------
                                                                    (IN THOUSANDS)
Cash flows from operating activities:
  Income from continuing operations.........................    $ 3,669        $ 4,832
                                                                -------        -------
  Adjustments to reconcile net income to net cash provided
     by operations:
     Depreciation and amortization..........................      2,171          1,913
     Equity in income of limited partnership................        (34)           (40)
     Decrease (increase) in deferred tax assets.............         38           (297)
     (Decrease) in deferred tax liabilities.................       (120)            --
     Changes in operating assets and liabilities:
       Decrease in accounts receivable......................        633          3,204
       (Increase) in costs incurred and income recognized in
        excess of billings on uncompleted contracts.........       (818)        (5,323)
       Decrease in other receivables........................        192             17
       (Increase) in inventories............................     (2,895)        (1,236)
       (Increase) in prepaid expenses and other.............        (59)           (15)
       (Decrease) in accounts payable and accrued
        expenses............................................     (1,870)        (3,891)
       Increase in billings in excess of costs incurred and
        income recognized on uncompleted contracts..........         --            452
       (Decrease) increase in income taxes payable..........       (648)         1,828
       (Decrease) increase in reserve for contract losses...       (171)            10
       Increase in advance payments on contracts............          3          1,237
       Other, net...........................................        (14)          (111)
                                                                -------        -------
          Total adjustments.................................     (3,592)        (2,252)
                                                                -------        -------
     Net cash provided by operating activities..............         77          2,580
                                                                -------        -------
Cash flows from investing activities:
  Investment of unexpended industrial revenue bond
     proceeds...............................................         --         (1,156)
  Investment in technology license..........................         --           (500)
  Acquisition of businesses, net of cash acquired...........     (8,373)            --
  Partial distribution from limited partnership.............         --            445
  Capital expenditures......................................     (1,177)        (2,435)
                                                                -------        -------
     Net cash used in investing activities..................     (9,550)        (3,646)
                                                                -------        -------

                                                                TWENTY-SIX WEEKS ENDED
                                                              --------------------------
                                                              JANUARY 28,    JANUARY 27,
                                                                 2001           2002
                                                              -----------    -----------
                                                                    (IN THOUSANDS)
Cash flows from financing activities:
  Borrowings under bank line of credit......................      1,000          2,400
  Proceeds from industrial revenue bond financing...........         --          3,000
  Proceeds from exercise of stock options and warrants......     15,968          2,541
  Payments under lines of credit............................     (1,000)        (2,400)
  Payments of long-term debt................................       (765)           (99)
  Purchase of treasury stock................................       (194)        (3,717)
                                                                -------        -------
     Net cash provided by financing activities..............     15,009          1,725
                                                                -------        -------
Net cash used in discontinued operations....................     (1,220)          (319)
                                                                -------        -------
     Net increase in cash and cash equivalents..............      4,316            340
Cash and cash equivalents at beginning of period............      7,665         13,041
                                                                -------        -------
Cash and cash equivalents at end of period..................    $11,981        $13,381
                                                                =======        =======

   The accompanying notes are an integral part of these financial statements.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (UNAUDITED)


1. BASIS OF PRESENTATION



     The consolidated financial statements include the accounts of Herley Industries, Inc. and its subsidiaries, all of which are wholly-owned. All significant inter-company accounts and transactions have been eliminated in consolidation.


     On August 7, 2001 the Board of Directors declared a 3-for-2 stock split effected as a stock dividend payable September 10, 2001. All share and per share data included in this quarterly report have been restated to reflect the stock split. Due to rounding differences, earnings per share for the quarter and cumulatively for the year to date may differ in total by one cent.

     In the opinion of the Company's management, the accompanying consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated financial position and results of operations and cash flows for the periods presented. These financial statements (except for the balance sheet presented at July 29, 2001) are unaudited and have not been reported on by independent public accountants.

     Results of operations for interim periods are not necessarily indicative of the results of operations for a full year due to external factors which are beyond the control of the Company.


2. DISCONTINUED OPERATIONS



     The Company entered into an agreement effective as of the close of business September 30, 2000, to acquire all of the issued and outstanding common stock of Terrasat, Inc. ("Terrasat"), a California corporation. The transaction provides for the payment of $6,000,000 in cash, $3,000,000 which was paid in December 2000 and $3,000,000 which was paid in December 2001. In addition, the agreement provides for additional cash payments in the future up to $2,000,000, based on gross revenues through December 31, 2001. The targeted gross revenues under the agreement were not achieved, therefore no addition cash payments are required.


     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of, but retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. The provisions of this statement were adopted by the Company effective on July 30, 2001.

     In January 2002 the Board of Directors of the Company decided to discontinue the operations of Terrasat and to seek a buyer for the business. The Company no longer anticipates that Terrasat will be able to generate sufficient returns to justify continued investment due to the overcapacity in the telecom industry and deteriorating economic conditions in Terrasat's primary markets. Consequently, the accompanying consolidated financial statements reflect Terrasat as discontinued operations in accordance with SFAS No. 144. The assets and liabilities of Terrasat have been classified in the accompanying balance sheet as "Assets held for sale", and "Liabilities held for sale." Results of operations and cash flows of Terrasat have been classified as discontinued, for all periods presented.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     The following table shows the components of assets and liabilities of Terrasat held for sale:



                                                            JULY 29,   JANUARY 27,
                                                              2001        2002
                                                            --------   -----------
Assets held for sale:
  Accounts receivable/other...............................   $  999      $  974
  Inventory...............................................    1,371         400
                                                             ------      ------
                                                             $2,370      $1,374
                                                             ======      ======
Liabilities held for sale:
  Accounts payable........................................   $  626      $  396
  Accrued expenses........................................      264         100
                                                             ------      ------
                                                             $  890      $  496
                                                             ======      ======


     The sale of the assets and liabilities, and the business of Terrasat was consummated on March 1, 2002 to certain current employees of Terrasat for cash and a note which approximates the value of the net assets held for sale as of January 27, 2002.

     Summarized below are the results of discontinued operations:


                                           THIRTEEN WEEKS ENDED         TWENTY-SIX WEEKS ENDED
                                        --------------------------    --------------------------
                                        JANUARY 28,    JANUARY 27,    JANUARY 28,    JANUARY 27,
                                           2001           2002           2001           2002
                                        -----------    -----------    -----------    -----------
Net sales.............................    $ 1,257        $1,323         $ 1,593        $2,147
                                          -------        ------         -------        ------
Loss from discontinued operations.....         (2)          (11)             (9)         (229)
Loss on net assets held for sale......         --        (1,166)             --        (1,166)
Income tax provision (benefit)........         21          (400)             26          (474)
                                          -------        ------         -------        ------
Net loss from discontinued
  operations..........................    $   (23)       $ (777)        $   (35)       $ (921)
                                          =======        ======         =======        ======



3. INDUSTRIAL REVENUE BOND FINANCING


     On October 19, 2001, the Company received $3,000,000 in proceeds from the East Hempfield Township Industrial Development Authority Variable Rate Demand/Fixed Rate Revenue Bonds Series of 2001 (the "Bonds"). The Bonds are due in varying annual installments through October 1, 2021. The initial installment of $95,000 is due October 1, 2002 and increases each year until the final payment of $225,000 in 2021. The interest rate on the Bonds is reset weekly at the prevailing market rate of the BMA Municipal index. The initial rate of interest was 2.1%, which, after giving effect to a ten year interest rate swap agreement (See Note 4) becomes a fixed rate of 4.07%. The interest rate at January 27, 2002 was 1.41%. The bond agreement requires a sinking fund payment on a monthly basis to fund the annual Bonds redemption installment. Proceeds from the Bonds are being used for the construction of a 15,000 square foot expansion of the Company's facilities in Lancaster PA, and for manufacturing equipment. The presently unexpended proceeds from the Bonds are presented as a noncurrent asset on the consolidated balance sheet at January 27, 2002. As required by the Trust Indenture, these funds have been invested in a US Government money market portfolio, and are carried at cost which approximates market.

     The Bonds are secured by a letter of credit expiring October 18, 2006 and a mortgage on the related properties pledged as collateral.


4. FINANCIAL INSTRUMENTS


     The Company recognizes all derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, the Company generally designates the derivative as either (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge") or (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES a recognized asset or liability ("cash flow hedge"). Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. The portion of the change in fair value of a derivative associated with hedge ineffectiveness or the component of a derivative instrument excluded from the assessment of hedge effectiveness is recorded currently in earnings. Also, changes in the entire fair value of a derivative that is not designated as a hedge are recorded immediately in earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

     The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively.

     In October 2001, the Company entered into an interest rate swap with a bank pursuant to which it exchanged floating rate interest in connection with the Bonds discussed in Note 3 on a notional amount of $3,000,000 for a fixed rate of 4.07% for a 10 year period ending October 1, 2011. The notional amount reduces each year in tandem with the annual installments due on the Bonds. The fixing of the interest rate for this period offsets the Company's exposure to the uncertainty of floating interest rates on the Bonds, and as such has been designated as a cash flow hedge. The hedge is deemed to be highly effective and any ineffectiveness will be recognized in interest expense in the reporting period. The market value of the interest rate swap was immaterial to the consolidated financial statements as of January 27, 2002. There was no material hedge ineffectiveness related to cash flow hedges during the period to be recognized in earnings. There was no gain or loss reclassified from accumulated other comprehensive income into earnings during the quarter ended January 27, 2002 as a result of the discontinuance of a cash flow hedge due to the probability of the original forecasted transaction not occurring.


5. PLANT CLOSING COSTS


     In connection with the plant closings in Anaheim, CA and Nashua, NH in October 2001, the Company accrued and charged to expense approximately $406,000 for employee severance and benefits, and lease termination costs. As of January 27, 2002 the Company paid approximately $328,000 of these costs.


6. SFAS 142 ADOPTION


     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142 "Goodwill and Other Intangible Assets" which requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill will not be amortized into results of operations, but instead will be reviewed for impairments which will be charged to results of operations in the periods in which the recorded value of goodwill is more than its fair value. The provisions of this statement were adopted by the Company on July 30, 2001. The adoption of SFAS No. 142 resulted in the Company's discontinuation of amortization of its goodwill as of July 30, 2001.

     In connection with the adoption of SFAS 142, the Company was required to assess goodwill for impairment within six months of adoption, and completed its assessment in the second quarter of fiscal 2002.

     The Company operates as a single integrated business and as such has one operating segment which is also the reportable segment as defined in SFAS 131. Within the operating segment, the Company has identified two components as reporting units as defined under SFAS 142, defense electronics and commercial technologies. The Company has determined the carrying value of each reporting unit by

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of July 30, 2001. The Company has determined that an impairment of goodwill in the commercial technologies unit has occurred. Accordingly, a transition adjustment in the amount of $4,637,000 has been recorded as of July 30, 2001 as a cumulative effect of a change in accounting principle. There is no tax benefit associated with the adjustment since the impaired goodwill is not deductible for income tax purposes.

     There was no impairment in the remaining goodwill at January 27, 2002 of approximately $21,665,000 related to the defense electronics reporting unit based on current market capitalization of the Company. An annual impairment test will be performed in the fourth quarter of each fiscal year and any future impairment of goodwill will be charged to operations.

     Amortization of goodwill charged to continuing operations for the quarter and twenty-six weeks ended January 28, 2001 and for the fiscal year ended July 29, 2001 was approximately $310,000, $602,000 and $1,296,000 respectively.
Amortization of goodwill charged to discontinued operations for the quarter and twenty-six weeks ended January 28, 2001 and for the fiscal year ended July 29, 2001 was approximately $62,000, $83,000 and $208,000 respectively. Pro-forma net income (loss) and earnings (loss) per share in connection with the adoption of SFAS 142 is as follows (in thousands except per share data):

     Income from continuing operations:


                                           THIRTEEN WEEKS ENDED         TWENTY-SIX WEEKS ENDED
                                        --------------------------    --------------------------
                                        JANUARY 28,    JANUARY 27,    JANUARY 28,    JANUARY 27,
                                           2001           2002           2001           2002
                                        -----------    -----------    -----------    -----------
Income from continuing operations as
  reported............................    $1,627         $2,393         $3,669         $4,832
Add goodwill amortization, net of
  income tax benefit..................       201             --            391             --
                                          ------         ------         ------         ------
  Adjusted income from continuing
     operations.......................    $1,828         $2,393         $4,060         $4,832
                                          ======         ======         ======         ======
Earnings per common share -- basic:
  From continuing operations as
     reported.........................    $  .16         $  .21         $  .38         $  .44
  Goodwill amortization...............       .02             --            .04             --
                                          ------         ------         ------         ------
     Adjusted.........................    $  .18         $  .21         $  .42         $  .44
                                          ======         ======         ======         ======
Earnings per common share -- diluted:
  From continuing operations as
     reported.........................    $  .15         $  .20         $  .34         $  .41
  Goodwill amortization...............       .02             --            .04             --
                                          ------         ------         ------         ------
     Adjusted.........................    $  .16         $  .20         $  .38         $  .41
                                          ======         ======         ======         ======

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

     Net income (loss):


                                           THIRTEEN WEEKS ENDED         TWENTY-SIX WEEKS ENDED
                                        --------------------------    --------------------------
                                        JANUARY 28,    JANUARY 27,    JANUARY 28,    JANUARY 27,
                                           2001           2002           2001           2002
                                        -----------    -----------    -----------    -----------
Net income as reported................    $1,604         $1,616         $3,634         $ (726)
Add goodwill amortization, net of
  income tax benefit..................       248             --            452             --
                                          ------         ------         ------         ------
  Adjusted net income.................    $1,852         $1,616         $4,086         $ (726)
                                          ======         ======         ======         ======
Earnings per common share-basic:
  As reported.........................    $  .16         $  .14         $  .38         $ (.07)
  Goodwill amortization...............       .02             --            .04             --
                                          ------         ------         ------         ------
     Adjusted.........................    $  .18         $  .14         $  .42         $ (.07)
                                          ======         ======         ======         ======
Earnings per common share-diluted:
  As reported.........................    $  .14         $  .13         $  .34         $ (.06)
  Goodwill amortization...............       .02             --            .04             --
                                          ------         ------         ------         ------
     Adjusted.........................    $  .16         $  .13         $  .38         $ (.06)
                                          ======         ======         ======         ======


     Intangibles, consisting of patents having an estimated useful life of fourteen years, are carried at an aggregate gross amount of $568,000 with accumulated amortization at January 27, 2002 of $125,000. Amortization expense for the twenty-six weeks ended January 27, 2002 was approximately $21,000. Estimated annual amortization expense for each of the next five fiscal years is approximately $41,000.


7. WEIGHTED AVERAGE SHARES



     The following table shows the calculation of basic and diluted weighted-average shares outstanding (in thousands except per share data):



                                                           THIRTEEN WEEKS ENDED
                                                        --------------------------
                                                        JANUARY 28,    JANUARY 27,
                                                           2001           2002
                                                        -----------    -----------
Basic weighted-average shares.........................    10,263         11,238
  Effect of dilutive securities:
     Employee stock options and warrants..............       837            748
                                                          ------         ------
Diluted weighted-average shares.......................    11,100         11,986
                                                          ======         ======


     Options to purchase 2,500 shares of common stock, with an exercise price of $15.90, were outstanding during the second quarter of fiscal 2002, but were not included in the computation of diluted EPS because the exercise price is greater than the average market price of the common shares. The options, which expire November 24, 2006, were still outstanding as of January 27, 2002. Options to purchase 93,000 shares of common stock, with exercise prices ranging from $12.59 to $14.25, were outstanding during the second quarter of fiscal 2001 but were not included in the computation of diluted EPS because the exercise prices are greater than the average market price of the common shares.

                    HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

                                                          TWENTY-SIX WEEKS ENDED
                                                        --------------------------
                                                        JANUARY 28,    JANUARY 27,
                                                           2001           2002
                                                        -----------    -----------
Basic weighted-average shares.........................     9,624         10,964
  Effect of dilutive securities:
     Employee stock options and warrants..............     1,008            864
                                                          ------         ------
Diluted weighted-average shares.......................    10,632         11,828
                                                          ======         ======


     Options to purchase 2,500 shares of common stock, with an exercise price of $15.90, were outstanding during the first six months of fiscal 2002, but were not included in the computation of diluted EPS because the exercise price is greater than the average market price of the common shares. The options, which expire November 24, 2006, were still outstanding as of January 27, 2002. Options to purchase 68,125 shares of common stock, with exercise prices ranging from $13.67 to $14.25, were outstanding during the first six months of fiscal 2001 but were not included in the computation of diluted EPS because the exercise prices are greater than the average market price of the common shares.

     As of March 1, 2002, 11,521,765 shares of common stock were outstanding.


8. SUPPLEMENTAL CASH FLOW INFORMATION



     Supplemental cash flow information is as follows (in thousands):



                                                          TWENTY-SIX WEEKS ENDED
                                                        --------------------------
                                                        JANUARY 28,    JANUARY 27,
                                                           2001           2002
                                                        -----------    -----------
Cash paid during the period for:
  Interest............................................    $  161         $  143
  Income Taxes........................................     2,733            309
Cashless exercise of stock options....................        47          7,867
  Tax benefit related to stock options................       161          5,742

------------------------------------------------------
------------------------------------------------------

     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER HERLEY INDUSTRIES, INC. NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                          ---------------------------

                               TABLE OF CONTENTS
                          ---------------------------


                                         PAGE
                                         ----
Prospectus Summary.....................    1
Summary Consolidated Financial Data....    5
Risk Factors...........................    7
Forward-Looking Statements.............   12
Use of Proceeds........................   12
Dividend Policy........................   13
Price Range of Common Stock............   13
Capitalization.........................   14
Selected Consolidated Financial Data...   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   17
Business...............................   23
Management.............................   36
Principal and Selling Stockholders.....   43
Description of Capital Stock...........   45
Underwriting...........................   46
Legal Matters..........................   48
Experts................................   48
Where You Can Find More Information....   48
Incorporation of Certain Documents by
  Reference............................   49
Index to Consolidated Financial
  Statements...........................  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                            HERLEY INDUSTRIES, INC.

                                3,000,000 SHARES


                                  COMMON STOCK
                                ----------------
                                   PROSPECTUS
                                ----------------

                            BEAR, STEARNS & CO. INC.
                                    SG COWEN

                                 APRIL   , 2002


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The estimated expenses of the distribution, all of which shall be borne by registrant, are as follows:


SEC Registration Fee........................................  $  6,553
NASD Filing Fee.............................................     7,623
NASDAQ Application..........................................    10,000
Blue Sky Fees and Expenses (including legal fees)...........     7,500
Transfer Agent Fees.........................................    10,000
Accounting Fees and Expenses................................    50,000
Legal Fees and Expenses.....................................   150,000
Printing and Engraving......................................    85,000
Miscellaneous...............................................    48,324
                                                              --------
          Total.............................................  $375,000
                                                              ========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Under provisions of our By-Laws, each person who is or was our director or officer may be indemnified by us to the full extent permitted or authorized by the General Corporation Law of Delaware.

     Section 145 of the Delaware General Corporation Law provides, among other things, that to the extent that such person is successful on the merits of defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of us, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

     If unsuccessful in defense of a third-party civil suit or if a criminal suit is settled, such a person may be indemnified under such law against both
(1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     If unsuccessful in defense of a suit brought by us or in our right, or if such suit is settled, such a person may be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests except that if such a person is adjudged to be liable in such suit for negligence or misconduct in the performance of his duty to us, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.


     Our officers and directors are covered by officers and directors liability insurance. The policy coverage is $5,000,000, which includes reimbursement for costs and fees. There is a maximum deductible under the policy of $250,000 for each claim. We have entered into indemnification agreements with certain of our officers and directors. The Agreements provide for indemnification with regard to certain legal proceedings so long as the indemnified officer or director has acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We only provided indemnification for expenses, judgments, fines and amounts paid in settlement actually incurred by the relevant officer or director, or on his or her behalf, arising out of proceedings brought against such officer or director by reason of his or her corporate status.

ITEM 16. EXHIBITS


 1.1    Form of Underwriting Agreement*
 3.1    Certificate of Incorporation, as amended (Exhibit 3(a) of
        Form S-1 Registration Statement No. 2-87160).
 3.2    By-Laws, as amended August 7, 2001 (Exhibit 3.2 of Annual
        Report on Form 10-K for the fiscal year ended July 29,
        2001).
 5      Opinion of Blau, Kramer, Wactlar & Lieberman, P.C.
10.1    1996 Stock Option Plan (Exhibit 10.1 of Annual Report on
        Form 10-K for the fiscal year ended July 28, 1996).
10.2    1997 Stock Option Plan (Exhibit 10.1 of Report on Form 10-Q
        dated June 10, 1997).
10.3    1998 Stock Option Plan (Exhibit 10.3 of Annual Report on
        Form 10-K for the fiscal year ended August 1, 1999).
10.4    2000 Stock Option Plan (Exhibit 4.1 of Report on Form S-8
        dated October 12, 2001).
10.5    Employment Agreement between Herley Industries, Inc. and Lee
        N. Blatt dated as of October 1, 1998, as amended on January
        26, 1999 and July 30, 1999 (Exhibit 10.4 of Annual Report on
        Form 10-K for the fiscal year ended August 1, 1999).
10.6    Employment Agreement between Herley Industries, Inc. and
        Myron Levy dated as of October 1, 1998, as amended on
        January 26, 1999 and July 30, 1999 (Exhibit 10.5 of Annual
        Report on Form 10-K for the fiscal year ended August 1,
        1999).
10.7    Agreement and Plan of Reorganization dated as of July 8,
        1997 among us, Metraplex Acquisition Corporation and
        Metraplex Corporation (Exhibit 2.1 of Registration Statement
        Form S-3 dated September 4, 1997).
10.8    Agreement and Plan of Merger dated as of August 21, 1998
        among General Microwave Corp., Eleven General Microwave
        Corp., Shareholders, GMC Acquisition Corporation and
        Registrant (Exhibit 1 of Schedule 13D dated August 28,
        1998).
10.9    Lease Agreement dated September 1, 1999 between Registrant and RSK Realty LTD. (Exhibit 10.8 of Annual Report on Form
        10-K for the fiscal year ended August 1, 1999).
10.10   Loan Agreement dated February 16, 1999 between Registrant
        and The First National Bank of Maryland, a division of FMB
        Bank. (Exhibit 10.9 of Annual Report on Form 10-K for the
        fiscal year ended August 1, 1999).
10.11   Asset Purchase Agreement dated as of February 1, 2000
        between Registrant and Robinson Laboratories, Inc. (Exhibit
        10.2 of Form 10-Q dated March 13, 2000).
10.12   Amendment to Loan Agreement dated January 11, 2000 between
        Registrant and Allfirst Bank, successor to The First
        National Bank of Maryland (Exhibit 10.1 of Form 10-Q dated
        March 13, 2000).
10.13   Amendment to Loan Agreement dated February 15, 2001 between
        Registrant and Allfirst Bank, successor to The First
        National Bank of Maryland (Exhibit 10.1 of Form 10-Q dated
        March 13, 2001).
10.14   Asset Purchase Agreement dated as of October 12, 2000
        between Registrant and American Microwave Technology Inc.
        (Exhibit 10.1 of Form 10-Q dated December 12, 2000).
10.15   Lease Agreement dated March 1, 2000 between Registrant and
        RSK Realty LTD (Exhibit 10.13 of Annual Report on Form 10-K
        for the fiscal year ended July 30, 2000).
21      List of Subsidiaries of Herley Industries, Inc.*
23.1    Consent of Arthur Andersen LLP*
23.2    Consent of Blau, Kramer, Wactlar & Lieberman, P.C. (included in Exhibit 5 hereof)
24      Powers of Attorney (included in the signature pages hereof)
99      Letter regarding representations of Arthur Andersen LLP.*


---------------

* Previously filed

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected on the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lancaster, Pennsylvania on the 4th day of April, 2002.


                                          Herley Industries, Inc.

                                          By:
                                                     /s/ MYRON LEVY
                                            ------------------------------------
                                              Myron Levy
                                              Chief Executive Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on April 4, 2002, by the following persons in the capacities indicated.



SIGNATURE                                                          TITLE
---------                                                          -----
/s/ LEE N. BLATT                               Chairman of the Board
---------------------------------------------
Lee N. Blatt

/s/ MYRON LEVY                                 Chief Executive Officer and Director
---------------------------------------------
Myron Levy

*                                              Vice President -- Finance, Treasurer (Chief
---------------------------------------------  Financial Officer and Principal Accounting
Anello C. Garefino                             Officer)

*                                              Director
---------------------------------------------
Thomas J. Allshouse

*                                              Secretary and Director
---------------------------------------------
David H. Lieberman

*                                              Director
---------------------------------------------
John Thonet

*                                              Director
---------------------------------------------
Alvin M. Silver

*                                              Director
---------------------------------------------
Edward K. Walker, Jr.

*By:/s/ MYRON LEVY
     ----------------------------------------
     Myron Levy, Attorney-in-Fact